UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 30, 2024

AVROBIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38537	81-0710585
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Technology Square

Sixth Floor

Cambridge, MA 02139

(Address of principal executive offices, including zip code)

(617) 914-8420

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	AVRO	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On January 30, 2024, AVROBIO, Inc., a Delaware corporation (“AVRO”), Alpine Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of AVRO (“Merger Sub”), and Tectonic Therapeutic, Inc., a Delaware corporation (“Tectonic”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Tectonic, with Tectonic continuing as a wholly owned subsidiary of AVRO and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each then-outstanding share of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic preferred stock, shares of Tectonic common stock issued upon conversion of Tectonic convertible instruments and shares of Tectonic common stock issued in the financing transactions described below) will be converted into the right to receive a number of shares of AVRO common stock calculated in accordance with the Merger Agreement (the “Exchange Ratio”), (b) each then-outstanding option to purchase Tectonic common stock will be assumed by AVRO, subject to adjustment as set forth in the Merger Agreement, and (c) each then-outstanding restricted stock unit in respect of Tectonic common stock will be assumed by AVRO, subject to adjustment as set forth in the Merger Agreement. Under the terms of the Merger Agreement, prior to the closing of the transaction, the board of directors of AVRO (the “Board”) will take actions to (i) accelerate the vesting of each outstanding in-the-money option to purchase AVRO common stock held by a current employee, director or consultant of AVRO as of the date of the Merger Agreement and cause certain in-the-money options subject to the lock-up agreements described herein to remain outstanding beyond the lock-up period described below and (ii) accelerate the vesting and, at closing, settle into shares of AVRO common stock each outstanding restricted stock unit in respect of AVRO common stock that vests solely on the basis of time.

Under the Exchange Ratio formula in the Merger Agreement, upon the closing of the Merger, and assuming proceeds to Tectonic in the financing transactions described below in the amount of approximately $130.7 million, on a pro forma basis, based upon the number of shares of AVRO common stock expected to be issued in the Merger, pre-Merger Tectonic stockholders (not including in respect of those shares of Tectonic common stock issued in the financing transactions described below) are currently expected to own approximately 40.2% of the combined company, pre-Merger Tectonic stockholders in respect of those shares of Tectonic common stock issued in the financing transactions described below are currently expected to own approximately 37.5% of the combined company, and pre-Merger AVRO stockholders are currently expected to own approximately 22.3% of the combined company. For purposes of calculating the Exchange Ratio, the capitalization of each of AVRO and Tectonic are calculated on a fully diluted basis, at the time of closing of the Merger, with outstanding options calculated on a treasury stock method basis and excluding any treasury stock or unallocated equity pool as further described in the Merger Agreement. The Exchange Ratio may be adjusted if that AVRO’s net cash at closing is less than $64.5 million or greater than $65.5 million, as further described in the Merger Agreement.

In connection with the Merger, AVRO will seek the approval of its stockholders to, among other things, (a) issue shares of AVRO common stock issuable in connection with the Merger under the rules of The Nasdaq Stock Market LLC (“Nasdaq”), (b) amend AVRO’s certificate of incorporation to, among other things, effect a reverse stock split of AVRO common stock, (c) approve certain equity plans and (d) approve an amendment to AVRO’s certificate of incorporation to provide for the exculpation of officers.

Each of AVRO and Tectonic has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) efforts to obtain the requisite approval of its stockholders, (2) non-solicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (4) AVRO using commercially reasonable efforts to maintain the existing listing of the AVRO common stock on Nasdaq and cause the shares of AVRO common stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the closing of the Merger and (5) AVRO filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of AVRO common stock to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by AVRO stockholders of specified AVRO voting matters as set forth in the Merger Agreement, (2) approval by the requisite Tectonic stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (3) Nasdaq’s approval of the listing of the shares of AVRO common stock to be issued in connection with the Merger and the continued listing of the AVRO common stock on Nasdaq, (4) the effectiveness of the Registration Statement, (5) the financing transactions described below resulting in aggregate cash proceeds of not less than $114,500,000 to Tectonic, (6) absence of material adverse effects on AVRO and Tectonic, respectively, and (7) AVRO’s net cash not being less than $50,000,000 as of immediately prior to the Effective Time of the Merger (the “Effective Time”). Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including regarding the accuracy of the representations and warranties of the other party, subject to the applicable materiality standard, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger.

The Merger Agreement contains certain termination rights of each of AVRO and Tectonic. Upon termination of the Merger Agreement under specified circumstances, AVRO may be required to pay Tectonic a termination fee of $2,712,500 and/or reimburse Tectonic’s expenses up to a maximum of $650,000, and Tectonic may be required to pay AVRO a termination fee of $4,900,000.

At the Effective Time of the Merger, one director of AVRO will be appointed to the Board, with the remaining directors selected by Tectonic.

Financing Transactions

Concurrently with the Merger Agreement, Tectonic entered into a subscription agreement with certain investors (the “Subscription Agreement”), pursuant to which Tectonic agreed to sell shares of its common stock immediately prior to the closing of the Merger in a private placement financing. The proceeds from the private placement financing expected to be consummated at the closing of the merger, together with additional private placement financings through simple agreements for future equity (the “SAFEs”), are expected to be at least $130.7 million in the aggregate. The closing of the private placement financing contemplated by the Subscription Agreement is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement and the SAFEs will convert to common stock of Tectonic in connection with the closing of the Merger. Shares of common stock issued pursuant to the Subscription Agreement and upon conversion of the SAFEs will be converted into shares of AVRO in accordance with the Exchange Ratio.

Contingent Value Rights Agreement

At the Effective Time, AVRO and a rights agent are expected to enter into a Contingent Value Rights Agreement (the “CVR Agreement”), pursuant to which AVRO stockholders of record as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one contingent value right (each, a “CVR”) for each outstanding share of AVRO common stock held by such stockholder on such date.

Each CVR will represent the contractual right to receive payments from AVRO upon the actual receipt by AVRO or its subsidiaries of certain contingent proceeds derived from any marketable consideration that is paid to AVRO as a result of the direct or indirect sale, license, assignment, transfer, conveyance, grant of any option or other disposition of certain of AVRO’s assets, rights and interests to the extent existing prior to the closing of the Merger relating to AVRO’s (a) plato® manufacturing platform, (b) AVR-RD-01 (Fabry disease), AVR-RD-02 (Gaucher disease), and/or AVR-RD-03 (Pompe disease) research and development programs (none of which are currently active), and (c) certain intellectual property, net of certain tax, transaction costs and certain other expenses or liabilities.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the rights agent for subsequent distribution to the holders of the CVRs. There can be no assurance that holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in the Company or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The foregoing summary of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of CVR Agreement, which is filed herewith as Exhibit 10.5 and is incorporated by reference herein.

Support Agreements and Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, (i) certain stockholders of Tectonic (solely in their respective capacities as Tectonic stockholders) holding approximately 88% of the voting power of Tectonic have entered into support agreements with AVRO and Tectonic to vote all of their shares of Tectonic capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposals and certain other matters (the “Tectonic Support Agreements”) and (ii) certain stockholders of AVRO holding approximately 10.8% of the outstanding shares of AVRO common stock have entered into support agreements with AVRO and Tectonic to vote all of their shares of AVRO common stock in favor of certain AVRO voting proposals and against any alternative acquisition proposals (the “AVRO Support Agreements,” and, together with the Tectonic Support Agreements, the “Support Agreements”).

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of each of AVRO and Tectonic have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they have agreed not to transfer their shares of AVRO common stock for the 180-day period following the closing of the Merger.

The preceding summaries of the Merger Agreement, the Support Agreements, the Lock-Up Agreements and the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of Tectonic Support Agreement, the form of AVRO Support Agreement, the form of Lock-Up Agreement and the form of CVR Agreement, which are filed as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Tectonic or AVRO or to modify or supplement any factual disclosures about AVRO in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Tectonic, AVRO and Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Tectonic, AVRO or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 5.01.	Changes in Control of Registrant.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On January 30, 2024, AVRO and Tectonic issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the Merger; the combined company’s listing on Nasdaq after the closing of the proposed Merger (the “Closing”); expectations regarding the ownership structure of the combined company; the anticipated timing of the Closing; the expected executive officers and directors of the combined company; expectations regarding the structure, amount, timing and completion of private placement financings, including investment amounts from investors, timing of closing, expected proceeds and impact on ownership structure; each company’s and the combined company’s expected cash position at the Closing and cash runway of the combined company following the Merger and private financing; the future operations of the combined company, including commercialization activities, timing of launch, buildout of commercial infrastructure; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company,; the location of the combined company’s corporate headquarters; anticipated clinical drug development activities and related timelines; and other statements that are not historical fact. All statements other than statements of historical fact contained in this Current Report on Form 8-K and the exhibits filed or furnished herewith are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting AVRO, Tectonic, the Merger or the private placement financings will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond AVRO’s control. AVRO’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the Closing are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of AVRO and Tectonic to consummate the proposed Merger; (iii) risks related to AVRO’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending the Closing; (iv) risks related to the failure or delay in obtaining any required consents necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, AVRO stockholders and Tectonic stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of AVRO’s common stock relative to the value suggested by the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with Tectonic’s product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these or other product candidates; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates currently being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; and (xiv) the risk that the private placement financings are not consummated upon the Closing. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in AVRO’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 23, 2023, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that AVRO makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. AVRO expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This Current Report on Form 8-K and the exhibits filed or furnished herewith do not purport to summarize all of the conditions, risks and other attributes of an investment in AVRO or Tectonic.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not intended to and do not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS FILED OR FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for the registration statement or for any other document that AVRO may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between AVRO and Tectonic, AVRO intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of AVRO. AVRO URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVRO, TECTONIC, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by AVRO with the SEC (when they become available)

through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that AVRO communicates with investors and the public using its website (https://www.avrobio.com) and the investor relations website (https://investors.avrobio.com) where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by AVRO with the SEC and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

AVRO, Tectonic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about AVRO’s directors and executive officers including a description of their interests in AVRO is included in AVRO’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding these persons and their interests in the proposed transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of January 30, 2024, by and among AVRO, Aspen Merger Subsidiary, Inc. and Tectonic.

10.1	Form of Tectonic Support Agreement

10.2	Form of AVRO Support Agreement

10.3	Form of Lock-Up Agreement

10.4	Form of Contingent Value Rights Agreement

99.1	Joint Press Release, issued on January 30, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVROBIO, INC.

Date: January 30, 2024	By:	/s/ Erik Ostrowski
Erik Ostrowski
President, Interim Chief Executive Officer, Chief Financial Officer and Treasurer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

AVROBIO, INC.;

ALPINE MERGER SUBSIDIARY, INC.; and

TECTONIC THERAPEUTIC, INC.

Dated as of January 30, 2024

Table of Contents

Section 1. Definitions and Interpretative Provisions		2

1.1	Definitions	2

1.2	Other Definitional and Interpretative Provisions	21

Section 2. Description of Transaction		22

2.1	The Merger	22

2.2	Effects of the Merger	22

2.3	Closing; Effective Time	22

2.4	Organizational Documents; Directors and Officers	22

2.5	Conversion of Company Equity Securities	23

2.6	Contingent Value Right	25

2.7	Closing of the Company’s Transfer Books	25

2.8	Surrender of Company Capital Stock	25

2.9	Calculation of Net Cash and Company Equity Value.	26

2.10	Further Action	27

2.11	Intended Tax Treatment	28

2.12	Withholding	28

2.13	Appraisal Rights	28

Section 3. Representations and Warranties of the Company		28

3.1	Due Organization; Subsidiaries	29

3.2	Organizational Documents	29

3.3	Authority; Binding Nature of Agreement	29

3.4	Vote Required	29

3.5	Non-Contravention; Consents	30

3.6	Capitalization.	31

3.7	Financial Statements	32

3.8	Absence of Changes	33

3.9	Absence of Undisclosed Liabilities	33

3.10	Title to Assets	33

3.11	Real Property; Leasehold	33

3.12	Intellectual Property	33

3.13	Agreements, Contracts and Commitments	36

3.14	Compliance; Permits; Restrictions	38

3.15	Legal Proceedings; Orders	40

3.16	Tax Matters	40

i

3.17	Employee and Labor Matters; Benefit Plans	42

3.18	Environmental Matters	44

3.19	Insurance	45

3.20	No Financial Advisors	45

3.21	Transactions with Affiliates	45

3.22	Privacy and Data Security	45

3.23	Anti-Corruption	46

3.24	Sanctions Laws	46

3.25	No Other Representations or Warranties	47

Section 4. Representations and Warranties of Aspen and Merger Sub		47

4.1	Due Organization; Subsidiaries	47

4.2	Organizational Documents	48

4.3	Authority; Binding Nature of Agreement	48

4.4	Vote Required	48

4.5	Non-Contravention; Consents	48

4.6	Capitalization	49

4.7	SEC Filings; Financial Statements	51

4.8	Absence of Changes	53

4.9	Absence of Undisclosed Liabilities	53

4.10	Title to Assets	53

4.11	Real Property; Leasehold	53

4.12	Intellectual Property	54

4.13	Agreements, Contracts and Commitments	56

4.14	Compliance; Permits; Restrictions	58

4.15	Legal Proceedings; Orders	60

4.16	Tax Matters	61

4.17	Employee and Labor Matters; Benefit Plans	62

4.18	Environmental Matters	64

4.19	Insurance	65

4.20	Transactions with Affiliates	65

4.21	No Financial Advisors	65

4.22	Valid Issuance	65

4.23	Privacy and Data Security	65

4.24	Anti-Corruption	66

4.25	Sanctions Laws	66

4.26	No Other Representations or Warranties	67

Section 5. Certain Covenants of the Parties		67

5.1	Operation of Aspen’s Business	67

5.2	Operation of the Company’s Business	69

5.3	Access and Investigation	71

5.4	No Solicitation	72

5.5	Notification of Certain Matters	73

Section 6. Additional Agreements of the Parties		74

6.1	Registration Statement, Proxy Statement	74

6.2	Company Stockholder Written Consent	75

6.3	Aspen Stockholder Meeting	77

6.4	Efforts; Regulatory Approvals	79

6.5	Company Options; Company Restricted Stock Units; Company Warrants	79

6.6	Employee Benefits	80

6.7	Aspen Equity Awards	81

6.8	Indemnification of Officers and Directors	82

6.9	Disclosure	83

6.10	Listing	84

6.11	Tax Matters	84

6.12	Legends	85

6.13	Officers and Directors	85

6.14	Termination of Certain Agreements and Rights	86

6.15	Section 16 Matters	86

6.16	Allocation Certificate	86

6.17	Obligations of Merger Sub	86

6.18	Covenants Regarding Concurrent Investment	86

Section 7. Conditions Precedent to Obligations of Each Party		87

7.1	Effectiveness of Registration Statement	87

7.2	No Restraints	88

7.3	Stockholder Approval	88

7.4	Listing	88

7.5	Lock-Up Agreements	88

Section 8. Additional Conditions Precedent to Obligations of Aspen and Merger Sub		88

8.1	Accuracy of Representations	88

8.2	Performance of Covenants	89

8.3	Documents	89

8.4	No Company Material Adverse Effect	89

8.5	Company Stockholder Written Consent	89

8.6	Concurrent Investment	89

8.7	FIRPTA Certificate	89

Section 9. Additional Conditions Precedent to Obligation of the Company		89

9.1	Accuracy of Representations	89

9.2	Performance of Covenants	90

9.3	Documents	90

9.4	No Aspen Material Adverse Effect	90

Section 10. Termination		90

10.1	Termination	90

10.2	Effect of Termination	92

10.3	Expenses; Termination Fees	92

Section 11. Miscellaneous Provisions		94

11.1	Non-Survival of Representations and Warranties	94

11.2	Amendment	94

11.3	Waiver	94

11.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile	95

11.5	Applicable Law; Jurisdiction	95

11.6	Assignability	95

11.7	Notices	95

11.8	Cooperation	96

11.9	Severability	96

11.10	Other Remedies; Specific Performance	96

11.11	No Third-Party Beneficiaries	97

Exhibits:

Exhibit A-1	Form of Aspen Stockholder Support Agreement

Exhibit A-2	Form of Company Stockholder Support Agreement

Exhibit B	Form of Lock-Up Agreement

Exhibit C	Form of Subscription Agreement

Exhibit D	Form of CVR Agreement

Exhibit E	Form of FIRPTA Certificate

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of January 30, 2024, by and among AVROBIO, Inc., a Delaware corporation (“Aspen”), ALPINE MERGER SUBSIDIARY, INC., a Delaware corporation and wholly owned subsidiary of Aspen (“Merger Sub”), and TECTONIC THERAPEUTIC, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A. Aspen and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Aspen.

B. The Parties intend that, for U.S. federal (and applicable state and local) income Tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C. The Aspen Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Aspen and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Aspen vote (A) to approve the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, (B) to approve an amendment to the Aspen Charter to effect the Nasdaq Reverse Split and (C) to approve an amendment to the Aspen Charter to provide for the exculpation of officers (the matters in clauses (A) through (C), together with Aspen stockholder action to approve the Equity Plan Proposals when approved by the Aspen Board in accordance with the terms of the definition thereof, the “Aspen Stockholder Matters”, with the Aspen Stockholder Matters set forth in clauses (A) and (B) only being the “Specified Aspen Stockholder Matters”).

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the officers, directors and stockholders set forth on Section A of the Aspen Disclosure Schedule (solely in their capacity as stockholders of Aspen) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A-1 (the “Aspen Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Aspen (a) to approve the Aspen Stockholder Matters and (b) against any Acquisition Proposal.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Aspen’s willingness to enter into this Agreement, each of the Persons set forth on Section A of the Company Disclosure Schedule, who collectively hold shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Organizational Documents of the Company and represent no less than 88% of the voting power of the Company, are executing (solely in their capacity as stockholders of the Company) support agreements in favor of Aspen in substantially the form attached hereto as Exhibit A-2 (each a “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock (A) to adopt and approve the Merger Agreement, (B) to approve the Contemplated Transactions, (C) to approve an amendment to the Company’ certificate of incorporation to effect the Company Authorized Share Increase, (D) to the extent such Person is entitled to vote or exercise a right to consent with respect to such matter, to effect the Company Preferred Stock Conversion immediately prior to the Company SAFEs Conversion, which Company SAFEs Conversion shall occur immediately prior to the Subscription Agreement Concurrent Investment, (E) to waive any pre-emptive right, right of participation, right of maintenance, anti-dilution right or any similar right as may otherwise be provided to such Stockholder under the Organizational Documents of the Company in connection with any of the Contemplated Transactions, and (F) against any Acquisition Proposal.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Aspen’s and the Company’s willingness to enter into this Agreement, the Persons listed on Section B of the Company Disclosure Schedule and Section B of the Aspen Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”).

I. It is expected that within four (4) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Organizational Documents of the Company will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Aspen, in order to obtain the Required Company Stockholder Vote.

J. Prior to the date of this Agreement, certain investors (the “Company SAFE Concurrent Investors”) have entered into the Company SAFEs with the Company (the investments contemplated by such Company SAFEs, collectively, the “Company SAFE Concurrent Investment”), pursuant to which such Company SAFEs shall automatically convert into shares of Company Common Stock at the same price per share at which the Concurrent Investment Company Shares are sold pursuant to the Subscription Agreement (which shall be the Public Offering/Conversion Price as defined in the Company SAFEs), in connection with the Closing (such shares of Company Common Stock upon issuance to such Company SAFE Concurrent Investors, the (“Company SAFE Concurrent Investment Company Shares”). In addition, concurrently with the execution and delivery of this Agreement, certain investors (the “Subscription Agreement Concurrent Investors” and, together with the Company SAFE Concurrent Investors, the “Concurrent Investors”) have entered into a Subscription Agreement (the “Subscription Agreement”) in the form attached hereto as Exhibit C among the Company and the Persons named therein, pursuant to which such Persons have agreed to purchase in the amounts set forth therein shares of Company Common Stock at the Specified Time (collectively, the “Subscription Agreement Concurrent Investment”). The Company SAFEs and the Subscription Agreement are collectively referred to herein as the “Concurrent Investment Agreements”. The Company SAFE Concurrent Investment and the Subscription Agreement Concurrent Investment are collectively referred to herein as the “Concurrent Investment”. The shares of Company Common Stock so issued to Company SAFE Concurrent Investors upon the automatic conversion of their Company SAFEs and to Subscription Agreement Concurrent Investors in accordance with the Subscription Agreement are referred to collectively herein as the “Concurrent Investment Company Shares”.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

(a) For purposes of this Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no-hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Aspen relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement, in the aggregate, shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Aspen, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral, contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means, with respect to a Party, any transaction or series of related transactions (other than the Contemplated Transactions and, with respect to Aspen, any Aspen Pre-Closing Transaction) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which such Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing 20% or more of the outstanding shares of Aspen Common Stock (in the case of Aspen) or Company Capital Stock (in the case of the Company) or (iii) in which such Party or any of its Subsidiaries issues securities representing 20% or more of the outstanding shares of Aspen Common Stock (in the case of Aspen) or Company Capital Stock (in the case of the Company); or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the fair market value of the assets of such Party and its Subsidiaries, taken as a whole (as determined by such Party’s board of directors or a committee thereof).

For the avoidance of doubt, any transactions, series of related transactions, agreement or discussion entered into or proposed to enter into by the Company for purposes of raising capital that is otherwise in accordance with the terms of this Agreement shall not be deemed an Acquisition Transaction.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used in this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” means (i) the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986 and all other applicable Laws of similar effect, and the related rules, regulations and published interpretations thereunder, (ii) all applicable anti-money laundering laws, and the related rules, regulations and published interpretations thereunder, and (iii) all applicable anti-terrorism financing laws, and the related rules, regulations and published interpretations thereunder.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon in good faith by Aspen and the Company.

“Aspen Associate” means any current or former employee, independent contractor, officer or director of Aspen or any of its Subsidiaries.

“Aspen Balance Sheet” means the audited balance sheet of Aspen as of December 31, 2022, included in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC.

“Aspen Board” means the board of directors of Aspen.

“Aspen Capitalization Representations” means the representations and warranties of Aspen and Merger Sub set forth in Sections 4.6(a) and 4.6(d).

“Aspen Charter” means the Fourth Amended and Restated Certificate of Incorporation of Aspen effective as of June 25, 2018.

“Aspen Closing Price” means the volume weighted average closing trading price of a share of Aspen Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the date of the public announcement of this Agreement.

“Aspen Common Stock” means the common stock, $0.0001 par value per share, of Aspen.

“Aspen Contract” means any Contract: (a) to which Aspen is a party, (b) by which Aspen or any Aspen Intellectual Property or any other asset of Aspen is bound or under which Aspen has any obligation or (c) under which Aspen has or may acquire any right or interest.

“Aspen Employee Plan” means any Employee Plan that Aspen or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Aspen or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Aspen Fundamental Representations” means the representations and warranties of Aspen and Merger Sub set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4 and 4.21.

“Aspen Intellectual Property” means (i) any and all Intellectual Property owned or purported to be owned, solely or jointly, by Aspen (“Aspen Owned Intellectual Property”), and (ii) any and all Intellectual Property owned by any other Person and licensed or purported to be licensed to Aspen or to which Aspen has or purports to have any other right (“Aspen Licensed Intellectual Property”).

“Aspen Key Employee” means (i) an executive officer of Aspen; and (ii) any employee of Aspen that reports directly to the Aspen Board or to an executive officer of Aspen.

“Aspen Pre-Closing Assets” means those assets of Aspen, to the extent existing as of immediately prior to the Closing, relating to (a) Aspen’s plato manufacturing platform, (b) Aspen’s AVR-RD-01 (Fabry), AVR-RD-02 (Gaucher), and/or AVR-RD-03 (Pompe) research and development programs, and (c) Aspen’s Intellectual Property set forth in Section 4.12(a) of the Aspen Disclosure Schedule.

“Aspen Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Aspen Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Aspen or any of its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been an Aspen Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Aspen Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Aspen Common Stock may be taken into account in determining whether an Aspen Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Aspen that is required to comply with the terms of this Agreement, (d) any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any Person in response to COVID-19) or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which Aspen or any of its Subsidiaries operates (other than to the extent contemplated by the succeeding clause (g)), (g) any government shutdown or slowdown, (h) the sale or winding down of the Aspen’s business or operations as they exist prior to the Closing, and the sale, license or other disposition of the Aspen Pre-Closing Assets in compliance with the terms of this Agreement and applicable Law, or (i) any change in the cash position of Aspen and its Subsidiaries which results from operations in the Ordinary Course of Business; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting Aspen and any its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Aspen or any of its Subsidiaries operates.

“Aspen Net Cash” means, without duplication, (i) Aspen’s cash and cash equivalents and marketable securities as of immediately prior to the Closing and determined in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with Aspen’s financial statements, plus (ii) all prepaid expenses or deposits of Aspen and its Subsidiaries set forth on Section 1.1(b)(i) of the Aspen Disclosure Schedule, minus (iii) the sum of all cash payments actually required to be made by Aspen under its contractual obligations as set forth on Section 1.1(b)(ii) of the Aspen Disclosure Schedule to the extent unpaid as of immediately prior to the Closing, minus (iv) all unpaid liabilities accrued at the Closing Date required to be set forth on a balance sheet calculated in accordance with GAAP, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with Aspen’s financial statements (which shall include, without limitation, all indebtedness for borrowed money, liabilities evidenced by bonds, debentures, notes or similar instruments, liabilities upon which interest charges are customarily paid, liabilities in respect of liabilities of others that are secured by any lien or security interest on Aspen’s property, liabilities for Taxes relating to the disposition of the Aspen Pre-Closing Assets, and any guarantees relating to each of the foregoing), minus (v) the Transaction Expenses of Aspen to the extent unpaid as of the Closing; minus (vi) the unpaid cash cost of any change in control payments, severance payments, bonus payments or retention payments payable to employees of Aspen (whether “single” or “double” trigger) (including, without limitation, (a) a reasonable estimate of payment or reimbursement by Aspen for continued coverage under any employee benefit plan in existence immediately prior to the Closing (excluding any such plan contemplated by the Equity Plan Proposals) and (b) including the employer portion of any employment, payroll or similar Taxes with respect to all such compensation), minus (vii) all Liabilities with respect to Aspen’s or any of its Subsidiaries’ payment obligations pursuant to real estate leases, minus (viii) any unpaid premium of (x) the “D&O tail policy” pursuant to Section 6.8(d) and (y) the clinical trial liability insurance tail policy, minus (ix) any unpaid Taxes of Aspen and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing and which are accrued in accordance with GAAP as of immediately prior to Closing (unless otherwise required by Law), minus (x) all unpaid costs and expenses (including a reasonable estimate of any Taxes) relating to the winding down of any portion of Aspen’s pre-Closing business, which is either not to be held for sale after the Closing Date or subject to the terms of the CVR Agreement, minus (xi) any unpaid income withholding Taxes or employer portion of payroll or employment Taxes incurred in connection with the grant, exercise, conversion, settlement or cancellation of any RSUs, options, equity compensation and other change in control or severance payments (including any bonuses payable), minus (xii) all withholding Taxes payable in connection with the distribution of any contingent value rights to any former Aspen shareholder, minus (xiii) all amounts paid prior to, or actually incurred as of, the Closing not otherwise already reducing cash and cash equivalents, by Aspen as a result of any Aspen Transaction Litigation, plus (xiv) any amount of Company Portion paid by Aspen or its Subsidiaries prior to the Closing, minus (xv) 80% of the IP Expense Fund (as defined in the CVR Agreement).

“Aspen Options” means options to purchase shares of Aspen Common Stock granted by Aspen whether or not granted pursuant to any Aspen Stock Plan.

“Aspen Outbound License” means any Aspen Contract pursuant to which Aspen grants any license or any other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to sue) under any Aspen Intellectual Property that is material to the business of Aspen taken as a whole to any other Person, in each case, other than any (a) outbound non-exclusive license agreements entered into in the ordinary course of business consistent with past practice and where the grants of rights are (i) solely to commercial service providers to perform services for Aspen or (ii) incidental to any assays or other materials obtained from third parties under material transfer agreements or other similar contracts, in each case, consistent with industry standard, and (b) agreements between any of Aspen or any Subsidiary thereof and another Subsidiary of Aspen.

“Aspen Product” means any pharmaceutical, biological or medicinal therapy, compound, drug, product candidate or product that is being developed, researched, manufactured, tested, licensed, offered, marketed, sold, or distributed by or on behalf of Aspen, including any discovery or clinical programs or platforms and the therapies and compounds made and tested in such programs, including through collaboration with others, or through compassionate use/named patient activities.

“Aspen Restricted Stock Units” means any equity award of restricted stock units with respect to Aspen Common Stock that represents the right to receive in the future shares of Aspen Common Stock granted by Aspen whether or not granted pursuant to any Aspen Stock Plan.

“Aspen Triggering Event” shall be deemed to have occurred if: (a) Aspen shall have failed to include in the Proxy Statement the Aspen Board Recommendation, (b)(i) the Aspen Board or any committee thereof shall have made an Aspen Board Adverse Recommendation Change or (ii) the Aspen Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal with respect to an acquisition of Aspen (other than by the Company or an Affiliate thereof and other than actions made in compliance with Section 5.4 and Section 6.3 (except for an Aspen Board Adverse Recommendation Change)), (c) Aspen shall have entered into any letter of intent or similar document or any similar Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or (d) upon willful and material breach of Aspen’s obligations set forth in the first sentence of Section 5.4(a).

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collaboration Partner” means any research, development, collaboration or similar commercialization partner of the Company or its Subsidiaries with respect to the Company Products or of Aspen or its Subsidiaries with respect to the Aspen Products, as applicable.

“Company Associate” means any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Authorized Share Increase” means an increase in the number of authorized shares of Company Common Stock from 11,947,558 shares of Company Common Stock to 30,000,000 shares of Company Common Stock or such other number of shares of Company Common Stock as may be mutually agreed in writing by the Company and Aspen.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).

“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is bound or under which the Company or any of its Subsidiaries has any obligation or (c) under which the Company or any of its Subsidiaries has any right or interest.

“Company Convertible Notes” means the convertible promissory notes in respect of shares of Company Capital Stock issued by the Company, as amended or supplemented (for the avoidance of doubt, (i) other than Company Options and (ii) including the Company SAFEs).

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Company Equity Incentive Plan” means the Company’s 2019 Equity Incentive Plan.

“Company Exclusively Licensed Intellectual Property” means any and all Company Licensed Intellectual Property that is, or is purported to be, exclusively licensed to the Company, or to which the Company has or purports to have any other exclusive right, but excluding agreements between any of the Company or any Subsidiary thereof and another Subsidiary of the Company.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.2, 3.3, 3.4 and 3.20.

“Company Inbound License” means any Company Contract pursuant to which the Company is granted any license or obtains any other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to be sued) under (a) any Intellectual Property of any other Person that is material to the business of the Company taken as a whole (or to the further research, development and commercialization of Company Products as currently planned by Company), in each case, other than (i) agreements between the Company and its employees or consultants, with this exception limited to the extent of the assignment of Intellectual Property created by such individuals to the Company thereunder and (ii) agreements for any Third Party non-customized commercially available object code software licensed to the Company on generally available, standard commercial pricing and other terms for less than $250,000; or (b) any Company Exclusively Licensed Intellectual Property.

“Company Intellectual Property” means (i) any and all Intellectual Property owned or purported to be owned, solely or jointly, by any the Company (“Company Owned Intellectual Property”), and (ii) any and all Intellectual Property owned by any other Person and licensed or purported to be licensed to the Company or to which the Company has or purports to have any other right (“Company Licensed Intellectual Property”).

“Company Key Employee” means (i) any executive officer of the Company or any of its Subsidiaries; and (ii) any employee of the Company or any of its Subsidiaries that reports directly to the Company Board.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any Person in response to COVID-19) or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business, or (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate; except in each case with respect to clauses (c), (d) and (f), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Merger Shares” means, subject to Section 2.5(f), the product determined by multiplying (i) the Post-Closing Aspen Shares by (ii) the Company Allocation Percentage, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation plus (ii) the Aspen Valuation.

•	“Aspen Allocation Percentage” means the quotient (expressed as a percentage and rounded to eight decimal places) determined by dividing (i) the Aspen Valuation by (ii) the Aggregate Valuation.

•	“Aspen Equity Value” means $77,500,000.

•

“Aspen Outstanding Shares” means, subject to Section 2.5(f) (including, without limitation, the effects of the Nasdaq Reverse Split), the total number of shares of Aspen Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted-to-Aspen Common Stock basis, and assuming, without limitation or duplication, (i) the issuance of shares of Aspen Common Stock in respect of all Aspen Options, warrants or other rights to receive shares, whether conditional or unconditional, that will be outstanding as of immediately prior to the Effective Time, calculated on a treasury stock method basis, (ii) the settlement in shares of Aspen Common Stock of Aspen Restricted Stock Units outstanding as of immediately prior to the Effective Time on a net settlement basis as provided in Section 6.7, and (iii) the exclusion of shares of Aspen Common Stock held immediately prior to the Effective Time by Aspen as treasury stock or in connection with any unallocated equity pool or by the Company, any of its Subsidiaries or any Subsidiary of Aspen. Notwithstanding any of the foregoing, no Out of the Money Aspen Options or performance based Aspen Restricted Stock Units for which the performance condition has not been met as of the Effective Time and no shares reserved for issuance under the Equity Plan Proposals shall be included in the total number of shares of Aspen Common Stock outstanding for purposes of determining the Aspen Outstanding Shares.

•	“Aspen Valuation” means (i) the Aspen Equity Value minus (ii) the Lower Aspen Net Cash Amount (if any) plus (iii) the Upper Aspen Net Cash Amount (if any).

•	“Company Allocation Percentage” means the quotient (expressed as a percentage and rounded to eight decimal places) determined by subtracting (i) the Aspen Allocation Percentage from (ii) 100 percent.

•	“Company Equity Value” means $140,000,000.

•

“Company Outstanding Shares” means, subject to Section 2.5(f), the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted-to-Company Common Stock basis (including, without limitation, after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion), and assuming, without limitation or duplication, (i) the inclusion of Concurrent Investment Company Shares, (ii) the issuance of shares of Company Common Stock in respect of all Company Options, or other rights to receive shares, whether conditional or unconditional, that will be outstanding as of immediately prior to the Effective Time, calculated on a treasury stock method basis, and (iii) the exclusion of shares of Company Common Stock held immediately prior to the Effective Time by the Company as treasury stock or in connection with any unallocated equity pool or by Aspen, any of its Subsidiaries or any Subsidiary of the Company.

•	“Company Valuation” means (i) the Company Equity Value plus (ii) the Concurrent Investment Proceeds.

•	“Exchange Ratio” means the ratio (rounded to eight decimal places) equal to the quotient obtained by dividing (i) the Company Merger Shares by (ii) the Company Outstanding Shares.

•	“Lower Aspen Net Cash Amount” means, if Aspen Net Cash is less than the Lower Target Aspen Net Cash, then the amount, if any, that the Target Aspen Net Cash exceeds the Aspen Net Cash.

•	“Lower Target Aspen Net Cash” means $64,500,000.

•	“Post-Closing Aspen Shares” means the quotient determined by dividing (i) the Aspen Outstanding Shares by (ii) the Aspen Allocation Percentage.

•	“Target Aspen Net Cash” means $65,000,000.

•	“Upper Aspen Net Cash Amount” means, if Aspen Net Cash is greater than the Upper Target Aspen Net Cash, then the amount, if any, that the Aspen Net Cash exceeds the Target Aspen Net Cash.

•	“Upper Target Aspen Net Cash” means $65,500,000.

For the avoidance of doubt, the Concurrent Investment Proceeds shall not be included in the calculation or determination of the Company Equity Value, the Aspen Valuation or any component thereof. Set forth on Annex A attached hereto is an illustrative example of the calculation of Company Merger Shares.

“Company Options” means options to purchase shares of Company Capital Stock issued by the Company pursuant to the Company Equity Incentive Plan (for the avoidance of doubt, other than Company Convertible Notes).

“Company Outbound License” means any Company Contract pursuant to which the Company grants any license or any other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to sue) under any Company Intellectual Property that is material to the business of the Company taken as a whole to any other Person, in each case, other than any (a) outbound non-exclusive license agreements entered into in the ordinary course of business consistent with past practice and where the grants of rights are (i) solely to commercial service providers to perform services for the Company or (ii) incidental to any assays or other materials obtained from third parties under material transfer agreements or other similar contracts, in each case, consistent with industry standard, and (b) agreements between any of the Company or any Subsidiary thereof and another Subsidiary of the Company.

“Company Preferred Stock” means the Preferred Stock, $0.0001 par value per share, of the Company.

“Company Product” means any pharmaceutical, biological or medicinal therapy, compound, drug, product candidate or product that is being developed, researched, manufactured, tested, licensed, offered, marketed, sold, or distributed by or on behalf of the Company or its Subsidiaries, including any discovery or clinical programs or platforms and the therapies and compounds made and tested in such programs, including through collaboration with others, or through compassionate use/named patient activities.

“Company Restricted Stock” means any shares of Company Common Stock that are unvested or are subject to a repurchase option, risk of forfeiture or other condition on title or ownership under any applicable restricted stock purchase agreement or other Company Material Contract.

“Company Restricted Stock Unit” means a restricted stock unit of the Company, whether issued pursuant to the Company Equity Incentive Plan or otherwise (for the avoidance of doubt, other than Company Convertible Notes, Company Options or Company Warrants).

“Company SAFEs” means those certain simple agreements for future equity by and between the Company and the holders party thereto in the aggregate principal amount of $34,125,000 and listed as part of the definition of “Safes” in Subsection 3.21 of the Company Disclosure Schedule.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal with respect to the Company (other than by Aspen or an Affiliate thereof and other than actions made in compliance with Section 5.4), (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or (c) upon willful and material breach of the Company’s obligations set forth in the first sentence of Section 5.4(a).

“Company Warrants” means warrants to purchase shares of Company Capital Stock issued by the Company (for the avoidance of doubt, other than Company Convertible Notes, Company Restricted Stock Units or Company Options).

“Concurrent Investment Amount” means $114,500,000.

“Concurrent Investment Proceeds” means the collective proceeds actually resulting from (i) the Subscription Agreement Concurrent Investment and (ii) the Company SAFE Concurrent Investment.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of October 24, 2023, between the Company and Aspen.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement, including the CVR Agreement, any Aspen Pre-Closing Transaction and the Concurrent Investment.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Drug Governmental Authority” means any Governmental Authority having jurisdiction over the safety, efficacy, approval, research, development, testing, labeling, manufacture, packaging, import, export, storage, sale, commercialization or distribution of Company Products or Aspen Products, such as the FDA, the European Medicines Agency, or the United Kingdom Medicines and Healthcare Products Regulatory Agency.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each compensation, severance, termination protection, change in control, transaction bonus, retention or similar contract, plan, program, arrangement, policy or guidelines, and (iii) each other plan, program, arrangement or policy providing for compensation (including variable cash compensation and commissions), bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, tax gross-up, vacation benefits, insurance (including any self-insured arrangement), health, medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case whether or not written.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Plan Proposals” means, collectively, the 2024 Equity Incentive Plan (the “2024 Plan”) and the 2024 Employee Stock Purchase Plan (the “2024 ESPP”), in a form reasonably acceptable to Aspen.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b),(c),(m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the United States Food and Drug Administration and any successor agency thereto.

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 11, 50, 54, 56 and 312 and all comparable standards of any other applicable Drug Governmental Authority.

“Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Parts 11 and 58, and all comparable standards of any other applicable Drug Governmental Authority.

“Good Manufacturing Practices” means the requirements set forth at 21 U.S.C. § 351(a)(2)(B) and in the regulations for drugs contained in 21 C.F.R. Parts 11, 210, 211 and 600-680, and all comparable standards of any other applicable Drug Governmental Authority.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Healthcare Laws” means all applicable health care Laws, including (i) any and all federal, state and local fraud and abuse Laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)) and the regulations promulgated pursuant to such statutes and equivalent non-U.S. statutory and regulatory provisions; (ii) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the regulations promulgated thereunder and equivalent non-U.S. statutory and regulatory provisions; (iii) the health care fraud and false statement provisions of HIPAA; (iv) applicable Laws which are cause for exclusion from any federal health care program and the regulations promulgated pursuant to such statutes and equivalent non-U.S. statutory and regulatory provisions; (v) the federal health care program civil monetary penalty (42 U.S.C. § 1320a-7a) and exclusion authorities (42 U.S.C. § 1320a-7) and the regulations promulgated pursuant to such statutes; (vi) the Public Health Service Act (42 U.S.C. §§ 201 et seq.) and the regulations promulgated thereunder and equivalent non-U.S. statutory and regulatory provisions; and (vii) all applicable Laws, rules, regulations, orders, judgments, decrees and injunctions administered by the FDA and other applicable regulatory authorities, including those governing recordkeeping, manufacturing, testing, development and approval of any Company Product or Aspen Product, including but not limited to FDA’s regulations at 21 C.F.R. Parts 11, 50, 54, 56, 58, 210, 211, 312, 600 and 610, each as may be amended from time to time and equivalent non-U.S. statutory and regulatory provisions.

“Healthcare Submissions” means all required material filings, declarations, listings, registrations, reports or submissions, including adverse event reports.

“HIPAA” means collectively the Health Insurance Portability and Accountability Act (42 U.S.C. §§ 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.) and their implementing regulations.

“In the Money Aspen Options” shall mean Aspen Options with an exercise price less than the Aspen Closing Price

“Intellectual Property” means any and all intellectual property or proprietary rights of any kind or nature throughout the world, including all (i) patents and patent applications, including all provisionals, nonprovisionals, continuations, continuations-in-part, divisionals, reissues, extensions, re-examinations, and substitutions thereof and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such patent or patent application (collectively, “Patents”); (ii) trade names, trade dress, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks, and related registrations and applications for registration of any of the foregoing, and all goodwill associated with any of the foregoing (collectively, “Marks”); (iii) copyrights in both published and unpublished works, including all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications (collectively, “Copyrights”); (iv) trade secrets, know-how, inventions (including as disclosed in invention disclosures and discoveries) and confidential information, including manufacturing information, methods and processes, assays, materials, engineering and other manuals and drawings, operating procedures, regulatory, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data and similar data and information (collectively, “Trade Secrets”); (v) rights of privacy or publicity; (vi) rights in software, data and databases, and industrial property rights; (vii) embodiments of any of the foregoing, and (viii) rights to assert, claim, enforce or sue and collect damages or seek other remedies for any past, present or future infringement, misappropriation or other violation of any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority). For the avoidance of doubt, the term “Law” includes any and all Environmental Laws, Healthcare Laws and Privacy Laws.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Nasdaq” means the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market, as may be applicable to Aspen from time to time.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Aspen Common Stock at a reverse stock split ratio mutually agreed to by Aspen and the Company that is effected by Aspen for the purpose of maintaining compliance with Nasdaq listing requirements or of maintaining compliance with Aspen’s authorized share count, or for other purposes as mutually agreed by the parties.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Aspen, such actions taken in the ordinary course of its normal operations and consistent with its past practices, as applicable; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Aspen shall also be deemed to include actions required to effect and effecting, in one or more transactions, the sale, divestiture, licensing or winding down of Aspen’s business or operations related to the assets listed on Schedule 1.1 of the Aspen Disclosure Schedule or the sale, license or other disposition of any or all of the Aspen Pre-Closing Assets, including the expenditure of monies in connection therewith.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out of the Money Aspen Options” shall mean Aspen Options with an exercise price greater than the Aspen Closing Price.

“Party” or “Parties” means the Company, Merger Sub and Aspen.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves have been made on the Company Financials or the Aspen Balance Sheet, as applicable, in accordance with GAAP, (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Aspen, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and (f) liens arising under applicable securities Law.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means data and information concerning an identifiable natural person that are subject to regulation by the Privacy Laws.

“Privacy Laws” mean, collectively, (i) all applicable Laws relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information enacted, adopted, promulgated or applied by any Governmental Authority, including the applicable legally binding requirements set forth in applicable regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as, as applicable, the U.S. Federal Trade Commission, U.S. Federal Communications Commission, and state data protection authorities, including but not limited to HIPAA; (ii) the internal privacy policy of the Company and any public statements that the Company has made regarding its privacy policies and practices; (iii) third party privacy policies with which the Company has been or is contractually obligated to comply; and (iv) any applicable rules of any applicable self-regulatory organizations in which the Company is or has been a member and/or with which the Company is or has been contractually obligated to comply relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sanctioned Country” means any country or region subject to economic sanctions or trade restrictions of the United States that broadly prohibit or restrict dealings with such country or region (currently including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions in Ukraine).

“Sanctioned Person” means any Person subject to economic sanctions, trade restrictions or similar restrictions under any Sanctions Laws, including (a) any Person identified in any sanctions list maintained by the U.S. government, including (i) the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), (ii) the U.S. Department of Commerce, Bureau of Industry and Security, and (iii) the U.S. Department of State; (b) any Person located, organized or resident in, or a government instrumentality of, any Sanctioned Country; and (c) any Person directly or indirectly owned fifty percent (50%) or more by, or acting for the benefit or on behalf of, a Person described in the Specially Designated Nationals and Blocked Persons list maintained by OFAC or the foregoing clause (b).

“Sanctions Laws” means all applicable Laws concerning embargoes, economic sanctions, export or import controls or restrictions, the ability to make or receive international payments, the ability to export items (including hardware, software, or technology) and/or services, the ability to engage in international transactions, or the ability to take an ownership interest in assets located in a foreign country, including those administered by OFAC, the Bureau of Industry and Security of the U.S. Department of Commerce, the U.S. Department of State, and any other similar Laws of any other jurisdiction.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Specified Time” means the time that is immediately prior to the Effective Time.

“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 70% for these purposes) that: (a) was not obtained or made as a result of a breach of (or a violation of) Section 5.4(a) by Aspen, (b) is on terms and conditions that the Aspen Board or the Company Board, as applicable (or any committee thereof) determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any binding written offer by the other Party to the Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, it deems are more favorable, from a financial point of view, to Aspen’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any debt financing conditions (and if debt financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.

“Tax” means any U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).

“Tax Return” means any return (including any information return), report, statement, declaration, claim of refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, subject to Section 10.3(a), with respect to Aspen, and solely to the extent remaining unpaid at the Cash Determination Time, the aggregate amount (without duplication) of all costs, fees and expenses incurred by Aspen or any of its Subsidiaries (including Merger Sub), or for which Aspen or any of its Subsidiaries are liable in connection with the Contemplated Transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions, including (a) any fees and expenses of legal counsel and accountants, fees and expenses reasonably expected to be payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Aspen in connection with the Contemplated Transactions; (b) 50% of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (d) 50% of the Nasdaq Fees (as defined in Section 6.10); (e) the CVR Fees; and (f) to the extent not included in Aspen Net Cash, any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the Closing) in effect as of the Closing that are, become, or may become due or payable to any director, officer, employee or consultant of Aspen in connection with, or following, the consummation of the Contemplated Transactions, including the employer portion of any employment, payroll or similar Taxes with respect to such compensation; provided, that, Transaction Expenses shall not include any Costs associated with the obtainment of directors and officers insurance pursuant to Section 6.8. With respect to the fees or costs contemplated by clauses (b), (c) and (d) of the preceding sentence, the remaining 50% of each such category of fees or costs is referred to herein as a “Company Portion”.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	Preamble

Aspen	Preamble

Aspen Board Recommendation	6.3(b)

Aspen Disclosure Schedule	4

Aspen ESPP	4.6(c)

Aspen Grant Date	4.6(f)

Aspen Material Contract	4.13(a)

Term	Section

Aspen Net Cash Calculation	2.9(a)

Aspen Net Cash Schedule	2.9(a)

Aspen Real Estate Leases	4.11

Aspen SEC Documents	4.7(a)

Aspen Stock Plans	4.6(c)

Aspen Stockholder Matters	Recitals

Aspen Stockholder Meeting	6.3

Capitalization Date	4.6(a)

Cash Determination Time	2.9(a)

Certificate of Merger	2.3

Certifications	4.7(a)

Closing	2.3

Closing Date	2.3

Closing Distribution	2.6(a)

Company	Preamble

Company Disclosure Schedule	3

Company Financials	3.7(a)

Company Material Contract	3.13(a)

Company Stockholder Written Consents	6.2(a)

Term	Section

Company Preferred Stock Conversion	2.5(h)

Company Real Estate Leases	3.11

Company Stock Certificate	2.6

Costs	6.8

CVR	2.6(a)

CVR Agreement	2.6(a)

CVR Fees	2.6(c)

D&O Indemnified Parties	6.8(a)

Effective Time	2.3

Exchange Agent	2.8

FDA	1.1(a)

Final Offering	6.7(c)

GAAP	3.7(a)

Liability	3.9

Merger	Recitals

Merger Consideration	2.5(a)(ii)

Merger Sub	Preamble

Post-Closing Welfare Plan	6.6(b)

Term	Section

Privacy Policies	3.22

Proxy Statement	6.1(a)

Required Company Stockholder Vote	3.4

Required Aspen Stockholder Vote	4.4

Specified Aspen Stockholder Matters	6.3(a)

Surviving Corporation	2.1

Tax Certificates	6.11(c)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or Aspen Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Aspen Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, (a) that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.

Section 2. Description of Transaction

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Aspen.

2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Section 7, Section 8 and Section 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Aspen and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Aspen and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4 Organizational Documents; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of incorporation of Aspen shall be identical to the certificate of incorporation of Aspen immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Aspen shall file an amendment to its certificate of incorporation to (i) change the name of Aspen to “Tectonic Therapeutic, Inc.”, (ii) effect the Nasdaq Reverse Split, and (iii) make such other changes as are mutually agreeable to Aspen and the Company;

(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Aspen, each to hold office in accordance with the certificate of incorporation and bylaws of Aspen, shall be as set forth in Section 6.13; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of Merger Sub, shall be as set forth in Section 6.13 after giving effect to the provisions of Section 6.13, or such other persons as shall be mutually agreed upon by Aspen and the Company.

2.5 Conversion of Company Equity Securities.

(a) At the Effective Time (after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion), by virtue of the Merger and without any further action on the part of Aspen, Merger Sub, the Company or any stockholder of the Company or Aspen:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding (a) shares to be canceled pursuant to Section 2.5(a)(i), and (b) Dissenting Shares, but, for the avoidance of doubt, including (A) Concurrent Investment Company Shares and (B) shares of Company Common Stock issued in respect of the Company Preferred Stock Conversion) shall be converted solely into the right to receive a number of shares of Aspen Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) such share of Company Capital Stock (the “Merger Consideration”).

(b) If there are any shares of Company Restricted Stock outstanding immediately prior to the Effective Time, then the shares of Aspen Common Stock issued in exchange for such shares of Company Restricted Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Aspen Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Aspen is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Aspen Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock (including Concurrent Investors) who would otherwise be entitled to receive a fraction of a share of Aspen Common Stock (after aggregating all fractional shares of Aspen Common Stock issuable to such holder) shall receive from Aspen, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein: (i) one share of Aspen Common Stock if the aggregate amount of fractional shares of Aspen Common Stock such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Aspen Common Stock if the aggregate amount of fractional shares of Aspen Common Stock such holder of Company Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

(d) All Company Options outstanding immediately prior to the Effective Time shall be treated in accordance with Section 6.5(a).

(e) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each book entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding Company Capital Stock or Aspen Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, and Aspen Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Aspen to take any action with respect to Company Capital Stock or Aspen Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(g) All Company SAFEs shall be converted, at the same price per share at which the Concurrent Investment Company Shares are sold pursuant to the Subscription Agreement (which shall be the Public Offering/Conversion Price as defined in the Company SAFEs), into Company Common Stock as of immediately following the Company Preferred Stock Conversion and immediately prior to the Subscription Agreement Concurrent Investment and at the Specified Time in accordance with, and otherwise pursuant to the terms and conditions of, the Company SAFEs (the “Company SAFEs Conversion”). All of the Company SAFEs so converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company SAFEs shall thereafter cease to have any rights with respect to Company SAFEs. Following the Company SAFEs Conversion, at the Effective Time and by virtue of the Merger, all shares of Company Common Stock issued in the Company SAFEs Conversion shall be canceled and converted into the right to receive Aspen Common Stock pursuant to this Section 2.5.

(h) All Company Preferred Stock shall be converted into Company Common Stock as of immediately prior to Company SAFEs Conversion (which Company SAFEs Conversion shall occur immediately prior to the Subscription Agreement Concurrent Investment) and at the Specified Time in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of the Company (the “Company Preferred Stock Conversion”). All of the Company Preferred Stock so converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to Company Preferred Stock. Following the Company Preferred Stock Conversion, at the Effective Time and by virtue of the Merger, all shares of Company Common Stock issued in the Company Preferred Stock Conversion shall be canceled and converted into the right to receive Aspen Common Stock pursuant to this Section 2.5.

2.6 Contingent Value Right

(a) Prior to the Effective Time, Aspen shall declare a distribution (the “Closing Distribution”) to holders of Aspen Common Stock of record as of immediately prior to the Effective Time (including, for the avoidance of doubt, those shares of Aspen Common Stock issued upon settlement of Aspen Restricted Stock Units pursuant to Section 6.7) of the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Aspen Common Stock held by such stockholder as of such date (less applicable withholding taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit C (the “CVR Agreement”), with such reasonable revisions thereto requested by the Rights Agent that are not individually or in the aggregate materially detrimental to the holders of CVRs and are reasonably acceptable to Aspen and the Company. The record date for the Closing Distribution shall be the close of business on the Business Day immediately prior to the day on which the Effective Time occurs and the payment date for which shall be three (3) Business Days after the Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time.

(b) Aspen and the Exchange Agent shall, at or prior to the Effective Time, duly authorize, execute and deliver the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Exchange Agent and are reasonably acceptable to the Company and Aspen.

(c) Aspen shall pay all costs and fees associated with any action contemplated by this Section 2.6 (the “CVR Fees”).

2.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, other than the right to receive the Merger Consideration pursuant to Section 2.5, and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the Effective Time.

2.8 Surrender of Company Capital Stock.

(a) On or prior to the Closing Date, Aspen and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Aspen shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Aspen Common Stock issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to transmit to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Aspen may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry shares of Aspen Common Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Aspen: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Aspen Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.8(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the

Effective Time, to represent only the right to receive book-entry shares of Aspen Common Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Aspen may, in its discretion and as a condition precedent to the delivery of any shares of Aspen Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Aspen against any claim suffered by Aspen related to the lost, stolen or destroyed Company Stock Certificate or any Aspen Common Stock issued in exchange therefor as Aspen may reasonably request.

(c) No dividends or other distributions declared or made with respect to Aspen Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Aspen Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Aspen Common Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is one hundred eighty (180) days after the Closing Date shall be delivered to Aspen upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.8 shall thereafter look only to Aspen for satisfaction of their claims for Aspen Common Stock and any dividends or distributions with respect to shares of Aspen Common Stock.

(e) No Party shall be liable to any holder of any Company Stock Certificate or uncertificated shares of Company Capital Stock or to any other Person with respect to any shares of Aspen Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.9 Calculation of Net Cash and Company Equity Value.

(a) No later than five (5) Business Days before the Closing Date, Aspen will deliver to the Company a schedule (the “Aspen Net Cash Schedule”) setting forth, in reasonable detail, Aspen’s good faith, estimated calculation of Aspen Net Cash (the “Aspen Net Cash Calculation”) as of 11:59 p.m. on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified by Aspen’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Aspen). Aspen shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers and back-up materials used in preparing the Aspen Net Cash Schedule and, if reasonably requested by the Company, Aspen’s accountants at reasonable times and upon reasonable notice. The Aspen Net Cash Calculation shall include Aspen’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio.

(b) No later than three (3) Business Days after the Cash Determination Time (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Aspen Net Cash Calculation by delivering a written notice to that effect to Aspen (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Aspen Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(c) If, on or prior to the Response Date, the Company notifies Aspen in writing that it has no objections to the Aspen Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.9(b), then the Aspen Net Cash Calculation as set forth in the Aspen Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Aspen Net Cash at the Cash Determination Time for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Aspen and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Aspen Net Cash, which agreed upon the Aspen Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Aspen Net Cash at the Cash Determination Time for purposes of this Agreement.

(e) If Representatives of Aspen and the Company are unable to negotiate an agreed-upon determination of Aspen Net Cash as of the Cash Determination Time pursuant to Section 2.9(d) within three (3) days after delivery of the Dispute Notice (or such other period as Aspen and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Aspen Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Aspen and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Aspen or the Company may thereafter request that the Boston, Massachusetts Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Aspen and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Aspen Net Cash Schedule and the Dispute Notice, and Aspen and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Aspen and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Aspen and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Aspen Net Cash made by the Accounting Firm shall be made in writing delivered to each of Aspen and the Company, shall be final and binding on Aspen and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Aspen Net Cash at the Cash Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.9(e). The fees and expenses of the Accounting Firm shall be allocated between Aspen and the Company in the same proportion that the disputed amount of the Aspen Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Aspen Net Cash amount. If this Section 2.9(e) applies as to the determination of the Aspen Net Cash at the Cash Determination Time, upon resolution of the matter in accordance with this Section 2.9(e), the Parties shall not be required to determine Aspen Net Cash again even though the Closing may occur later than the Anticipated Closing Date, except that either Aspen and the Company may request a redetermination of Aspen Net Cash if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

2.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.11 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, (i) the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder to which Aspen and the Company are parties under Section 368(b) of the Code, and (ii) this Agreement constitutes, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 for purposes of Sections 354, 361 and 368 of the Code (collectively, the “Intended Tax Treatment”).

2.12 Withholding. Each of the Exchange Agent, Aspen and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement (including the Closing Distribution) to any Person such amounts as it is required to deduct or withhold from such consideration under applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 2.5 and 2.8.

(b) The Company shall give Aspen prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Aspen shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Aspen’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

Section 3. Representations and Warranties of the Company.

Subject to Section 3, except as set forth in the written disclosure schedule delivered by the Company to Aspen (the “Company Disclosure Schedule”), the Company represents and warrants to Aspen and Merger Sub as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations in all material respects under all Contracts by which it is bound. All of the Company’s Subsidiaries are wholly owned by the Company.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries and the Company does not own any capital stock or membership interests of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity. The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. The Company has delivered to Aspen accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. Subject to obtaining the Required Company Stockholder Vote, the Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions that are contemplated to be consummated by it. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Aspen and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The written consent or affirmative vote of (i) a majority of shares of Company Common Stock and Voting Preferred Stock (as defined in the Company’s Amended and Restated Certificate of Incorporation), voting together as a single class and on an as-converted to Company Common Stock basis, (ii) holders of a majority of the shares of the Company’s Series A-1 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock voting together with the holders of Company Common Stock as a single class and on an as-converted to Company Common Stock basis, (iii) holders of a majority of the shares of the Company’s Series A-1 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock voting together as a single class and on an as-converted to Company Common Stock basis, are the only votes of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (collectively, the “Required Company Stockholder Vote”).

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents or the Company Convertible Notes;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company; or

(iv) cause a default (or an event that with notice or lapse of time or both would result in a default), give right to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit of the Company or any of its Subsidiaries, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Company or any of its Subsidiaries, in each case under any Company Material Contract and in each case except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions (in each case except under Company Contracts that are not Company Material Contracts, and in the case of such filings, notices or Consents under Company Material Contracts, except as the failure to make such filing, give such notice or obtain such Consent would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect).

(c) The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL, to the extent applicable to the Company, are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the Contemplated Transactions.

3.6 Capitalization.

(a) As of the date hereof, the authorized capital of the Company consists of:

(i) 11,947,558 shares of Company Common Stock, 2,634,714 shares of which are issued and outstanding as of the date hereof, 43,174 shares of which are Company Restricted Stock.

(ii) 6,825,483 shares of Company Preferred Stock, of which (A) 4,118,120 shares have been designated Series A-1 Preferred Stock, all of which are issued and outstanding as of the date hereof, (B) 1,649,188 shares have been designated Series A-2 Preferred Stock, all of which are issued and outstanding as of the date hereof, (C) 696,516 shares have been designated Series A-3 Preferred Stock, all of which are issued and outstanding as of the date hereof, and (D) 361,659 shares have been designated Series A-4 Preferred Stock, all of which are issued and outstanding as of the date hereof.

(iii) 1,991,264 shares of Company Common Stock which the Company has reserved for issuance to officers, directors, employees and consultants of the Company pursuant to the Company’s 2019 Equity Incentive Plan. Of such reserved shares of Common Stock, no shares have been issued pursuant to restricted stock purchase agreements, 1,830,965 options to purchase shares have been granted and are currently outstanding as of the date hereof, and 47,169 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan as of the date hereof.

(b) All of the outstanding Company Capital Stock as set out in Section 3.6(a) have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Each share of Company Preferred Stock and each Company SAFE will convert into shares of Company Common Stock in the Company Preferred Stock Conversion and Company SAFEs Conversion (as applicable) on a one-for-one basis. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to Company Capital Stock (including shares issued pursuant to the exercise of options) and specifies which of those repurchase rights are currently exercisable. As of the date hereof, no Company Convertible Notes other than the Company SAFEs, no Company Warrants and no Company Restricted Stock Units are issued or outstanding.

(c) Except as set forth on Section 3.6(c) of the Company Disclosure Schedule, the Company does not have any option plan or any other plan, program, agreement or arrangement providing for an equity-based compensation for any Person.

(d) Except as provided in Section 3.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Company Capital Stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any Company Capital Stock or any other securities or (iv) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) All outstanding Company Capital Stock and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) The Company Capital Stock are uncertificated.

3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Schedule includes true and complete copies of the Company’s (i) consolidated audited balance sheets and related audited statements of operations, changes in statements of convertible preferred stock and stockholders’ deficit and cash flows, and notes thereto for the twelve (12) months ended December 31, 2022 (the “Company Financials”) and December 31, 2021 and (ii) consolidated unaudited balance sheets and related unaudited statements of operations, changes in statements of convertible preferred stock and stockholders’ deficit and cash flows, and notes thereto for the nine (9) months ended, September 30, 2022, September 30, 2023 (collectively, the “Interim Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the Company Financials may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains, consistent with the practices of similarly situated private companies, internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 3.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Aspen accurate and complete copies of the documentation creating or governing, all securitization transactions and off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act) effected by the Company.

(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedule, between December 31, 2022 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Aspen pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Since December 31, 2022, the Company and its Subsidiaries do not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for (i) Liabilities or obligations specifically disclosed, reflected or reserved against in the Company Financials; (ii) Liabilities incurred in the Ordinary Course of Business since the date of the Company Financials; (iii) Liabilities to perform under Contracts entered into by the Company or its Subsidiaries (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any lawsuit); (iv) Liabilities incurred in connection with the Contemplated Transactions; and (v) Liabilities that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.10 Title to Assets. The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Financials and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. The Company does not own and has never owned any real property. The Company has made available to Aspen (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule contains a true and complete list of all issued Patents, Marks and Copyrights included in the Company Intellectual Property that are issued by, registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world (such registrations and applications, the ““Company Registered IP”), including, with respect to each such item, (i) the jurisdiction of application/registration, (ii) the application or registration number, (iii) the date of filing, or issuance or registration, and (iv) the record owner or owners, for each such item. Each material item of Company Registered IP, except for Patents, is subsisting, valid and enforceable. With respect to Patents, each material item of Company Registered IP is subsisting and, to the Knowledge of the Company, all issued Patents within the Company Registered IP are valid and enforceable. All filing, registration, maintenance, renewal and similar fees applicable to any Company Registered IP that are currently due have been paid, and all documents and certificates related to such items have been filed with the relevant Governmental Authority or other office or agency in the applicable jurisdictions for the purposes of filing, registering and maintaining such items, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No interference, opposition, reissue, reexamination, or cancellation proceeding or other Legal Proceeding (other than routine ordinary course proceedings as part of patent prosecution) is pending or, to the Knowledge of the Company, threatened regarding any Company Intellectual Property, including with respect to the scope, validity, enforceability, registration, priority, inventorship or ownership of, or rights to, any Company Intellectual Property.

(c) All founders, key employees and any other employees, contractors, consultants or other personnel involved in the development of Company Owned Intellectual Property have signed confidentiality and invention assignment agreements or similar agreements for the transfer or assignment of such Company Owned Intellectual Property pursuant to which both (i) the Company has obtained ownership of and are the exclusive owners of all right, title and interest in and to such Company Owned Intellectual Property, and (ii) such personnel are bound by commercially reasonable confidentiality obligations with respect to all Company Intellectual Property. To the Knowledge of the Company, no such personnel are in violation of any such agreements, or of any agreements with any prior employer or other Person with respect to development of any Company Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company Owned Intellectual Property is solely and exclusively owned by the Company free and clear of any Encumbrance, other than Permitted Encumbrances. To the Knowledge of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company Exclusively Licensed Intellectual Property is solely and exclusively in-licensed by the Company, and (ii) the other Company Licensed Intellectual Property is in-licensed by the Company, in each case of the foregoing clauses (i) and (ii), free and clear of any Encumbrance, other than Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such ownership or licenses will not be affected by the execution, delivery, or performance of this Agreement or the consummation of the Transactions, and all Intellectual Property subject thereto will be owned or in-licensed by the Company on the same terms and conditions thereafter. To the Knowledge of the Company, the Company owns or has a valid and enforceable license to use all material Intellectual Property necessary for, or used or held for use in, the operation of the business of the Company as presently conducted; provided that the foregoing is not, and shall not be construed as, a representation or warranty regarding non-infringement, misappropriation or other violation by the Company of the Intellectual Property of other Persons. To the Knowledge of the Company, no current or former director, officer, employee or contractor of, or consultant to, the Company owns or has any claim, right (whether or not currently exercisable) or interest (or, to the Knowledge of the Company, has alleged that they own or have any such claim, right or interest) to or in any Company Intellectual Property.

(e) To the Knowledge of the Company, the operation of the business of the Company does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, and the further research, development and commercialization of Company Products as currently planned by the Company will not infringe, misappropriate or otherwise violate, any Intellectual Property owned by any other Person, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, neither the Company, nor, to the Knowledge of Company, any of the licensors of the Company, has received any notice or claim alleging any such infringement, misappropriation or other violation, including any so-called “invitation to license” letter. As of the date hereof, no Legal Proceeding, is pending or, to the Knowledge of the Company, has been threatened, against the Company or such licensors relating to any infringement, misappropriation or other violation of any Intellectual Property of any other Person.

(f) Neither the Company nor Company Owned Intellectual Property is subject to any Order as of the date hereof, neither the Company nor, to the Knowledge of the Company, any of its licensors has entered into or is a party to any agreement made in settlement of any pending litigation or other Legal Proceeding, which in any case restricts, impairs or relates to the Company’s use or other exploitation in any manner of any Company Intellectual Property or of any other Intellectual Property owned by any other Person.

(g) To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company Intellectual Property, and no Legal Proceeding has been asserted or is pending or has been threatened against any Person alleging any such infringement, misappropriation or other violation of any Company Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) The Company has taken commercially reasonable steps necessary to maintain and protect the secrecy and confidentiality (including limitations on use) of all Trade Secrets and other confidential information included in the Company Intellectual Property and, to the Knowledge of the Company, there has not been any unauthorized use, disclosure of or access to any such Trade Secrets or other confidential information, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Section 3.12(i) of the Company Disclosure Schedule contains a true and complete list of any and all material Company Intellectual Property that was created, developed or reduced to practice, or is being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Company Contract with any Governmental Authority or Governmental Authority-affiliated Entity, or any university, college or other educational institution or research institute, or (ii) to the Knowledge of the Company, using any funding, facilities or personnel of any Governmental Authority or Governmental Authority-affiliated Entity, or any university, college or other educational institution or research institute (collectively, “Government Funded IP”). The Company, and, to the Knowledge of the Company, each of its licensors with respect to any Government Funded IP, have complied with any and all any Intellectual Property disclosure, licensing and other obligations under any applicable Company Contract referenced in clause (i) of the foregoing sentence, and no Governmental Authority or Governmental Authority-affiliated Entity, or university, college or other educational institution or research institute, has any right, title or interest (including any “march in” or co-ownership rights) in or to any Government Funded IP except, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) To the Knowledge of the Company, each item of Company Intellectual Property that is Company Registered IP owned by the Company is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Except as contained in license, distribution and service agreements entered into in the ordinary course of business by Company (i) the Company is not bound by any Company Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to the Company, taken as a whole and (ii) the Company has not ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) The Company has delivered or made available to Aspen, a complete and accurate copy of all Company Inbound Licenses and all Company Outbound Licenses. With respect to each of the material Company Inbound Licenses and Company Outbound Licenses: (i) to the Knowledge of the Company, each such agreement is valid, binding on, enforceable against the Company, in accordance with its terms, subject to the Enforceability Exceptions, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither the Company nor to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Schedule identifies each of the following types of Company Contracts that is in effect as of the date of this Agreement, other than Company Employee Plans and the definitive agreements in respect of the Contemplated Transactions (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) that constitute Company Convertible Notes;

(ii) that relates to any material bonus, deferred compensation, or severance plans or arrangements;

(iii) requiring or otherwise involving payment by or to the Company or any of its Subsidiaries of more than an aggregate of $250,000 during the fiscal year ending December 31, 2023 (other than indemnification agreements or employment and separation agreements entered into in the ordinary course of business);

(iv) evidencing a commitment by the Company or any of its Subsidiaries to make a future capital expenditure in excess of $250,000 that is not terminable by such Entity upon notice of sixty (60) days or less without penalty or liability;

(v) that requires payments by the Company or any of its Subsidiaries after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by the Company or any of its Subsidiaries on thirty (30) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit the Company’s, or such successor’s ability to terminate employees at will;

(vi) (A) that includes (1) any “most favored nations” terms or conditions, including with respect to pricing, (2) containing exclusivity obligations or otherwise limiting the freedom or right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services for another person, or (3) any rights of first refusal, rights of first negotiation or similar obligations or restrictions, including such rights which provide a right of first negotiation or refusal to purchase, lease, sublease, license, sublicense, use, possess or occupy any securities, assets (including Intellectual Property) or other interest of the Company or any of its Subsidiaries or (B) containing any provision or covenant that materially limits, or purports to materially limit, the ability of the Company or any of its Subsidiaries to engage in any line of business (whether generally or in any geographic area) or compete with any Person or in any line of business or geographic area;

(vii) relating to or evidencing indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by the Company or any of its Subsidiaries in excess of $250,000 (excluding loans by the Company to wholly-owned Subsidiaries in the Ordinary Course of Business);

(viii) providing for or governing the formation of any joint venture, partnership, strategic alliance, research and development collaboration, or similar arrangement;

(ix) that is a Contract governing, related to or pertaining to any Company Intellectual Property (other than any confidential information provided under confidentiality agreements) that is material to the Company and its Subsidiaries, taken as a whole;

(x) (A) pursuant to which any Person granted the Company an exclusive license under any Intellectual Property, or (B) pursuant to which the Company or any of its Subsidiaries granted any Person an exclusive license under any Company Intellectual Property;

(xi) that has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of development, regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon sales, revenue, income or similar measure of the Company or any of its Subsidiaries;

(xii) that is a settlement, conciliation or similar Contract with or approved by any Governmental Authority (A) pursuant to which the Company or any of its Subsidiaries will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on the conduct of the Company or any of its Subsidiaries (other than customary confidentiality obligations);

(xiii) with any Governmental Authority, except for materials transfer agreements, agreements with academic institutions and non-disclosure agreements entered into in the Ordinary Course of Business;

(xiv) that is a clinical trial agreement, clinical study agreement or similar agreement;

(xv) (A) that is a collective bargaining agreement or (B) with any labor organization;

(xvi) that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or the issuance of any guaranty by the Company or any of its Subsidiaries;

(xvii) relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(xviii) requiring payment by or to the Company or any of its Subsidiaries after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company or any of its Subsidiaries, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of the Company or any of its Subsidiaries, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(xix) with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company or any of its Subsidiaries in connection with the Contemplated Transactions; or

(xx) that was entered into since January 1, 2021 and was entered into with any present or former officer, director or employee of the Company or any of its Subsidiaries (other than indemnification agreements, or any Employee Plans entered into in the ordinary course of business) or (B) is the type of Contract that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

(b) The Company has delivered or made available to Aspen accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) Each of the Company and its Subsidiaries is and, since January 1, 2021, has been in compliance in all material respects with all Laws applicable to the Company and its Subsidiaries, and, since January 1, 2021, the Company has not received any written notice alleging any actual or suspected material violation with respect to any applicable Laws, or been charged with any unresolved material violation of any applicable Law, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company and its Subsidiaries holds, and since January 1, 2021 has held, all Governmental Authorizations necessary for the Company and its Subsidiaries to lawfully own, lease or otherwise hold and operate its properties and assets and conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Governmental Authorizations held by the Company and its Subsidiaries are (i) valid and in full force and effect and (ii) are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any termination, suspension, revocation or nonrenewal thereof (and, to the Knowledge of the Company, no such termination, suspension, revocation or nonrenewal has been otherwise threatened in writing), and the Company and its Subsidiaries are in compliance with the terms and requirements thereof, except in the case of each of clauses (i) and (ii) as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) The Company Products are being, and, since January 1, 2021, have been, developed, studied, tested, manufactured, labeled, distributed and stored in compliance with all applicable Laws pertaining to preclinical- and clinical-stage product candidates, including those requirements relating to current Good Manufacturing Practices, Good Laboratory Practices, and Good Clinical Practices, and any equivalent non-U.S. Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any Collaboration Partner has received any written notices or other correspondence from any Drug Governmental Authority or any institutional review board or ethics committee with respect to any ongoing clinical or preclinical studies or trials (i) placing a clinical hold order on any such studies or trials or (ii) otherwise requiring the delay, termination, or suspension of such studies or trials. Since January 1, 2021, neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any Collaboration Partner has received any Form FDA 483, warning letter, notice of violation, or other written administrative, regulatory or enforcement notice from the FDA or any other Drug Governmental Authority related to the Company Products.

(d) The Company and its Subsidiaries have filed with the applicable Drug Governmental Authorities all required material Healthcare Submissions with respect to the Company Products. All filings for Company Governmental Authorizations and Healthcare Submissions were complete and accurate in all material respects and in material compliance with applicable Laws and Orders when filed, or were subsequently corrected or completed by a filing made prior to the date hereof. No deficiencies have been asserted in writing by any applicable Drug Governmental Authority to the Company and its Subsidiaries with respect to any Healthcare Submission, except as are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e) Since January 1, 2021, neither the Company nor its Subsidiaries, nor any authorized person acting on its behalf, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Drug Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Drug Governmental Authority or (iii) committed any act, made any statement or failed to make a statement to the FDA or any other Drug Governmental Authority, in each such case, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Neither the Company nor its Subsidiaries, nor any director, officer or employee of the Company or its Subsidiaries (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company or its Subsidiaries (acting in the capacity of a representative or agent of the Company or its Subsidiaries), has been: (i) debarred under 21 U.S.C. § 335a or any similar applicable Law; (ii) excluded under 42 U.S.C. §§ 1320a-7 or 1320a-7a or any similar applicable Law, including persons identified on the HHS/OIG List of Excluded Individuals/Entities; (iii) suspended or otherwise declared ineligible for U.S. or non-U.S. federal, state, provincial or other healthcare program participation, including persons identified on the General Services Administration’s List of Parties Excluded from Federal Programs; (iv) convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment, exclusion or suspension as described in the foregoing clauses (i), (ii) or (iii); (v) declared ineligible for awards of contracts by any U.S. or non-U.S. federal, state, provincial or other agency; (vi) disqualified as a clinical investigator by the FDA or any other Drug Governmental Authority; or (vii) convicted of any offense related to any U.S. or non-U.S. federal, state, provincial or other healthcare program.

(g) The Company has made available to Aspen complete and accurate copies of (i) each investigational new drug application and all material correspondence relating to clinical trial applications submitted to the FDA or any other Drug Governmental Authority by or on behalf of the Company, including any supplements or amendments thereto, relating to any Company Product, (ii) all final preclinical study and clinical trial results or reports relating to any Company Product, (iii) all documents in the possession of the Company or its Subsidiaries related to inspections by any Drug Governmental Authority, in each case relating to any Company Product, (iv) all material information relating to adverse drug experiences, events or reactions or other safety information obtained or otherwise received by the Company relating to any Company Product, and (v) clinical trial databases, clinical trial master files, and statistical programs for ongoing and completed clinical trials and studies in the possession of the Company or its Subsidiaries or, to the Knowledge of the Company, in a Collaboration Partner’s possession, relating to any Company Product. The Company has a complete log of the material correspondence described in clause (i) of this section, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any of its Subsidiaries or any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) Each of the Company and its Subsidiaries have filed with the appropriate Governmental Authority all income and other material Tax Returns that are required to be filed by it and such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and owing by or with respect to the Company and its Subsidiaries have been paid regardless of whether such Taxes have been shown as due and payable on any Tax Return. The Company and its Subsidiaries have established on their relevant books and records, in accordance with GAAP, reserves that are adequate for the payment of any income or other material Taxes not yet due and payable. None of the Company and its Subsidiaries currently is the beneficiary of any extension of time within which to file any income or other material Tax Return, other than customary extensions that have been obtained consistent with past practice. There are no Encumbrances on any of the assets of the Company and its Subsidiaries that arose in connection with any failure to pay any material Tax, other than Permitted Encumbrances.

(b) None of the Company and its Subsidiaries has executed any power of attorney with respect to Taxes which will continue in effect after the Closing other than any customary powers of attorney entered into with the Company’s Tax Return preparer or payroll provider solely for the purpose of filing Tax Returns on behalf of the Company.

(c) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have: (i) complied with all applicable Laws relating to the payment, reporting and withholding (including any amount not withheld because of exemption or similar circumstance) of Taxes; (ii) within the manner prescribed by applicable Law, remitted to the proper Governmental Authority (or is properly holding for such remittance) all amounts required to be so withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, or other third party; (iii) properly collected and remitted sales, value added, and similar Taxes with respect to sales made to, or purchases made by, its customers or users; and (iv) as applicable, received and retained the appropriate certification or similar documentation to establish an exemption from withholding.

(d) Except as would not be material to the Company and its Subsidiaries, taken as a whole, there is no dispute, audits, examinations, assessments or other actions concerning any Tax liability of the Company and its Subsidiaries pending or, to the Knowledge of the Company, threatened by any Governmental Authority against, or with respect to, the Company and its Subsidiaries that remains unpaid, and none of the Company and its Subsidiaries has received written notice of any threatened audits, examinations or assessments relating to any Taxes.

(e) None of the Company and its Subsidiaries has waived any statute of limitations in respect of Taxes (other than as a result of any extension to file a Tax Return that is automatically granted) or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency, in each case that is in effect as of the date hereof.

(f) None of the Company and its Subsidiaries has constituted a “distributing corporation” or “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(g) To the Knowledge of the Company, none of the Company and its Subsidiaries has entered into or been a party to any “listed transaction” within the meaning of Treasury regulations Section 1.6011-4(b)(2) for a taxable period for which the applicable statute of limitations remains open.

(h) None of the Company and its Subsidiaries are party to any agreements relating to the allocation or sharing of Taxes, including Tax indemnity agreements, other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(i) None of the Company and its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (or similar provision of local, state or non-U.S. Law), other than any affiliated group of which the Company is the common parent or (ii) has any liability for the Taxes of any Person (other than any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of local, state or non-U.S. Law) as a transferee or successor, or by contract other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(j) None of the Company and its Subsidiaries is subject to Tax in any jurisdiction other than the jurisdiction in which it is organized, by virtue of having a permanent establishment, fixed place of business or, to the Knowledge of the Company, otherwise. As of the date hereof, no claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(k) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(l) Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take or refrain from taking any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) The Company is, and has been since January 1, 2021, in compliance with all applicable Laws and Orders governing labor or employment, including Laws and Orders relating to employment practices, wages, hours, leaves, harassment, retaliation, equal employment opportunity, reasonable accommodations, break and meal periods, occupational safety and health, workers’ compensation, immigration and other terms and conditions of employment (including the proper classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and Laws and Orders in respect of any reduction in force, including notice, information and consultation requirements, except where the failure to so comply has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company does not have, or since January 1, 2021 has not had, any material liability with respect to any misclassification of any person as an independent contractor, consultant, temporary worker or contingent worker rather than as an “employee,” or with respect to any employee leased from another employer.

(b) The Company is not a party to, nor does it have a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor union or works council representing any of its employees, there are no labor organizations representing any employees of the Company and, as of the date hereof, there is not, to the Knowledge of the Company, any attempt to organize any employees of the Company for the purpose of forming or joining a labor union or works council. Since January 1, 2021 to the date hereof, there has been no strike, slowdown, picketing, lockout, job action, work stoppage, union organizing activity or other labor dispute, or, to the Knowledge of the Company, any threat thereof, affecting the Company or any of its employees.

(c) There is not, and since January 1, 2021 has not been, any Legal Proceeding pending, or to the Knowledge of the Company, threatened in writing relating to employment, including relating to wages and hours, leave of absence, break and meal periods, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term-disability policy, safety, retaliation, libel, wrongful discharge, harassment, reasonable accommodations, immigration or discrimination matters involving any employee of the Company, including unfair labor practices, misclassification of independent contractors or consultants, unlawful retaliation, discrimination or harassment complaints, in each case that is material to the Company, taken as a whole.

(d) Within the past three (3) years, the Company has not implemented any plant closing or layoff of employees that (in either case) violated the United States Worker Adjustment and Retraining Notification Act, as amended, or any similar state, local or foreign law (together, “WARN”) and the Company has not incurred any material liability under WARN that remains unsatisfied.

(e) Section 3.17(e) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Employee Plan. The Company has made available to Aspen, with respect to each material Company Employee Plan, accurate and complete copies (as applicable) of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Company Employee Plans, a written description of the material terms thereof, (ii) the most recent determination letter or opinion letter issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto and (vi) all material correspondence with a Governmental Authority received in the last three (3) years with respect to such Company Employee Plan.

(f) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter that it is so qualified, and to the Knowledge of the Company, there are no circumstances that would reasonably be expected to cause the loss of such qualification.

(g) Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Company Employee Plan has been operated, maintained and administered in compliance with its terms and with the requirements prescribed by applicable Laws, including ERISA and the Code. As of the date hereof, no Legal Proceeding or governmental audit is pending with respect to any Company Employee Plan (other than routine claims for benefits) and, to the Knowledge of the Company, no such Legal Proceeding or governmental audit is threatened; and there are no governmental investigations pending or, to the Knowledge of the Company, threatened in connection with any Company Employee Plan, the assets of any trust under any Company Employee Plan or the plan sponsor, the plan administrator or any fiduciary under any Company Employee Plan.

(h) Neither the Company nor any of its respective directors, officers, employees or agents has, with respect to any Company Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, that could reasonably be expected to result in the imposition of a future penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company or any Company Employee Plan or for which the Company has any future indemnification obligation, except, in each case, as would not reasonably be expected, individually or in the aggregate, to result in material liability to the Company.

(i) None of the Company nor any of its respective ERISA Affiliates sponsors, maintains or contributes or is obligated to contribute to, or has ever sponsored, maintained or contributed or been obligated to contribute to, or has or is reasonably expected to have any direct or indirect liability with respect to, any (i) plan subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” within the meaning of Section 4001(a)(3) or 3(37) of ERISA, (iii) “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA), (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40)(A) of ERISA, or (v) any health or other welfare arrangement that is self-insured by the Company.

(j) No Company Employee Plan provides for, and the Company does not have any present or future obligation to provide, post-retirement or post-termination health, life insurance or other welfare benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state Law.

(k) The Company does not have any obligation to pay or provide any tax “gross-up” or similar “make-whole” payments or indemnities to any current or former employee, officer, director or other service provider of the Company.

(l) To the extent applicable, all Company Employee Plans maintained primarily for the benefit of employees outside of the United States comply with applicable Laws, and all such plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions, except, in each case, as has not resulted in, and would not reasonably be expect to result in, individually or in the aggregate, material liability to the Company.

(m) Neither the execution of this Agreement, nor the consummation of the Merger (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Company of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(n) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in compliance in all material respects with the requirements of Section 409A of the Code and the applicable guidance thereunder.

3.18 Environmental Matters. The Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. The Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law.

3.19 Insurance. The Company has delivered to Aspen accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Schedule describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.22 Privacy and Data Security. Since January 1, 2021, each of the Company and its Subsidiaries has complied with all applicable Privacy Laws, including with respect to the collection, acquisition, use, storage and transfer (including cross-border transfer) of Personal Information, except for such non-compliance as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2021, the Company and its Subsidiaries have complied in all material respects with each of their respective written and published policies concerning the privacy of Personal Information (“Privacy Policies”), if applicable and required. The Company and its Subsidiaries maintain commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of Personal Information that are designed to achieve compliance in all material respects with Privacy Laws, and the Company and its Subsidiaries are in compliance in all material respects with such policies and procedures. To the Knowledge of the Company, there have been no material breaches or material violations of any security measures of Aspen and its Subsidiaries, or any material unauthorized access, use or disclosure of any Personal Information. None of the Company and its Subsidiaries has received written notice (or, to the Knowledge of the Company, any other communication) of (a) any material violation or breach, or alleged material violation or breach, of Privacy Laws and/or Privacy Policies, or (b) any claims against any of the Company and its Subsidiaries by any Person, and there is no Legal Proceeding pending or, to Knowledge of the Company, threatened against any of the Company and its Subsidiaries, alleging a violation or breach of Privacy Laws and/or Privacy Policies, except in each case as would not be material to the Company and its Subsidiaries, taken as a whole.

3.23 Anti-Corruption.

(a) Neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has directly or indirectly (i) given any funds (whether of the Company or otherwise) for unlawful contributions, unlawful gifts or unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to, or otherwise unlawfully provided anything of value to, any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or solicited or accepted any such payment or thing of value, or (iii) violated any provision of any Anti-Corruption Law. In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has not received any written communication (or, to the Knowledge of the Company, any other communication) that alleges any of the foregoing. To the Knowledge of the Company, the Company has disclosed to Aspen any and all allegations that have been made of any potential wrongdoing by the Company or by any director, officer, employee, agent or representative of the Company (acting in the capacity of a director, officer, employee, agent or representative of the Company) with respect to any Anti-Corruption Law.

(b) There are not, and in the past five (5) years, there have not been, any Legal Proceedings with respect to any Anti-Corruption Law pending or, to the Knowledge of the Company, threatened in writing against the Company, any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company). In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement, omission or other potential violation or liability arising under or relating to any Anti-Corruption Law.

3.24 Sanctions Laws. In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), (a) has been in violation of any Sanctions Laws, or (b) has been or was charged by any Governmental Authority with or has made any voluntary disclosure or paid any fine or penalty to any Governmental Authority concerning, or has been investigated for, a violation of any Sanctions Laws. There are not, and in the past five (5) years, there have not been, any Legal Proceedings, allegations, investigations or inquiries concerning any actual or suspected violations of any Sanctions Law pending or to the Knowledge of the Company threatened in writing against the Company, any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company). Neither the Company nor any director, officer or employee of any of the Company, is a Sanctioned Person. In the past five (5) years, the Company has not had, directly or indirectly, any unlawful transactions with or unlawful investments in any Sanctioned Person or Sanctioned Country.

3.25 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Aspen nor any other person on behalf of Aspen makes any express or implied representation or warranty with respect to Aspen or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Aspen set forth in Section 4 (in each case as qualified and limited by the Aspen Disclosure Schedule)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Aspen and Merger Sub.

Except (i) as set forth in the written disclosure schedule delivered by Aspen to the Company (the “Aspen Disclosure Schedule”) or (ii) as disclosed in the Aspen SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval (EDGAR) system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Aspen SEC Documents shall be deemed to be disclosed in a section of the Aspen Disclosure Schedule only if it is reasonably apparent from a reading of such Aspen SEC Documents that it would be applicable to such section or subsection of the Aspen Disclosure Schedule, Aspen and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Aspen and its Subsidiaries (including Merger Sub) is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations in all material respects under all Contracts by which it is bound. Since the date of their formation, Merger Sub have not engaged in any activities other than in connection with or as contemplated by this Agreement. All of Aspen’s Subsidiaries are wholly owned by Aspen.

(b) Each of Aspen and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Aspen Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Aspen Disclosure Schedule, Aspen has no Subsidiaries other than Merger Sub and Aspen does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Aspen is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Aspen has not agreed and is not obligated to make, nor is Aspen bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Aspen has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Aspen has delivered to the Company accurate and complete copies of Aspen’s Organizational Documents. Aspen is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Subject to obtaining the Required Aspen Stockholder Vote and the Aspen stockholder approval of the other Aspen Stockholder Matters (and with respect to the Equity Plan Proposals, in a form reasonably acceptable to Aspen as contemplated by the definition of such term), each of Aspen and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions that are contemplated to be consummated by it. The Aspen Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Aspen and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Aspen vote to approve the Aspen Stockholder Matters. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Aspen and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Aspen and Merger Sub, enforceable against each of Aspen and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. The affirmative vote of (i) the holders of a majority of the shares of Aspen Common Stock properly cast is the only vote of the holders of any class or series of Aspen’s capital stock necessary to approve the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (ii) the holders of a number of shares of Aspen Common Stock as required by Law is the only vote of the holders of any class or series of Aspen’s capital stock necessary to approve an amendment to the Aspen Charter to effect the Nasdaq Reverse Split (collectively, the “Required Aspen Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Aspen Stockholder Vote and the Aspen stockholder approval of the other Aspen Stockholder Matters, the Aspen stockholder approval of the other Aspen Stockholder Matters and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Aspen or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Aspen or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Aspen or its Subsidiaries or any of the assets owned or used by Aspen or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Aspen or its Subsidiaries or that otherwise relates to the business of Aspen, or any of the assets owned, leased or used by Aspen; or

(iv) cause a default (or an event that with notice or lapse of time or both would result in a default), give right to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit of Aspen or any of its Subsidiaries, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Aspen or any of its Subsidiaries, in each case under any Aspen Material Contract and in each case except as would not be reasonably expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(b) Except for (i) the Required Aspen Stockholder Vote and the Aspen stockholder approval of the other Aspen Stockholder Matters, (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Aspen nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions (in each case except under Aspen Contracts that are not Aspen Material Contracts, and in the case of such filings, notices or Consents under Aspen Material Contracts, except as the failure to make such filing, give such notice or obtain such Consent would not reasonably expected to have, individually or in the aggregate, an Aspen Material Adverse Effect).

(c) The Aspen Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Aspen consists of (i) 160,000,000 shares of Aspen Common Stock of which 44,658,511 shares have been issued and are outstanding as of January 26, 2024 (the “Capitalization Date”) and (ii) 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Aspen does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Aspen Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Aspen Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Aspen Common Stock is subject to any right of first refusal in favor of Aspen. Except as contemplated herein, there is no Aspen Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Aspen Common Stock. Aspen is not under any obligation, nor is Aspen bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Aspen Common Stock or other securities. Section 4.6(b) of the Aspen Disclosure Schedule accurately and completely describes all repurchase rights held by Aspen with respect to shares of Aspen Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. With respect to any equity securities in Aspen subject to a “substantial risk of forfeiture” (within the meaning of Code Section 83 and the Treasury Regulations promulgated thereunder), the applicable holder thereof made a valid Code Section 83(b) election.

(c) Except for Aspen’s Amended and Restated 2015 Stock Option and Grant Plan, 2018 Stock Option and Incentive Plan, 2019 Inducement Plan, and 2020 Inducement Plan, each, as may be amended (the “Aspen Stock Plans”) and the Aspen 2018 Employee Stock Purchase Plan, as amended (the “Aspen ESPP”), and except as set forth on Section 4.6(c) of the Aspen Disclosure Schedule, Aspen does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Capitalization Date, Aspen has reserved 63,538,248 shares of Aspen Common Stock for issuance under the Aspen Stock Plans, of which 44,658,511 shares have been issued and are currently outstanding, 6,141,130 shares have been reserved for issuance upon exercise or settlement of Aspen Options and Aspen Restricted Stock Units, as applicable, granted under the Aspen Stock Plans, and 12,738,607 shares remain available for future issuance pursuant to the Aspen Stock Plans. As of the Capitalization Date, Aspen has reserved 1,766,979 shares of Aspen Common Stock for future issuance pursuant to the Aspen ESPP (of which 302,831 shares have been issued and are currently outstanding). Section 4.6(c)(i) of the Aspen Disclosure Schedule sets forth the following information with respect to each Aspen Option and Aspen Restricted Stock Unit outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of shares of Aspen Common Stock subject to such Aspen Option and Aspen Restricted Stock Units at the time of grant, (iii) the number of shares of Aspen Common Stock subject to such Aspen Option and Aspen Restricted Stock Units as of the Capitalization Date, (iv) the exercise price of such Aspen Option, (v) the date on which such Aspen Option and Aspen Restricted Stock Units was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the Capitalization Date, (vii) the date on which such Aspen Option expires, (viii) whether such Aspen Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (ix) in the case of an Aspen Option, the plan pursuant to which such Aspen Option was granted. Aspen has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Aspen has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Aspen Stock Plans and any amendments thereto.

(d) Except for the outstanding Aspen Options and Aspen Restricted Stock Units or as set forth on Section 4.6(d) of the Aspen Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Aspen, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Aspen, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Aspen is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Aspen. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Aspen. The treatment of the Aspen Options and the Aspen Restricted Stock Units under this Agreement do not violate the terms of the Applicable Aspen Stock Plan.

(e) All outstanding shares of Aspen Common Stock, Aspen Options, Aspen Restricted Stock Units and other securities of Aspen have been issued and granted in compliance with (i) all applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Aspen Options and Aspen Restricted Stock Units granted pursuant to the Aspen Stock Plans, (i) each grant of an Aspen Option or Aspen Restricted Stock Unit was duly authorized no later than the date on which the grant of such Aspen Option and Aspen Restricted Stock Unit was by its terms to be effective (the “Aspen Grant Date”) by all necessary corporate action, including, as applicable, approval by the Aspen Board (or a duly constituted and authorized committee thereof) or duly authorized officer and any required stockholder approval by the necessary number of votes or written consents, (ii) each Aspen Option and Aspen Restricted Stock Unit grant was made in accordance with the terms of the Aspen Stock Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements, and (iii) the per share exercise price of each Aspen Option was not less than the fair market value of a share of Aspen Common Stock on the applicable Aspen Grant Date.

4.7 SEC Filings; Financial Statements.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by Aspen with the SEC since January 1, 2021 (the “Aspen SEC Documents”) have been filed or furnished with the SEC on a timely basis (subject to extensions pursuant to Exchange Act Rule 12b-25). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment: (i) each of the Aspen SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) no Aspen SEC Document contained when filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Aspen SEC Documents (collectively, the “Certifications”) were, as of their respective dates and in all material respects, accurate and complete and complied as to form and content with all applicable Laws.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Aspen SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto as in effect at the time of such filing; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of Aspen and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Aspen and its Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments that are not individually or in the aggregate material). No financial statements of any Person other than Aspen and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Aspen.

(c) Aspen’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Aspen, “independent” with respect to Aspen within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Aspen, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Aspen Disclosure Schedule Aspen has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Aspen Common Stock on Nasdaq. Aspen has not disclosed any unresolved comments in the Aspen SEC Documents.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Aspen, the Aspen Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Aspen Disclosure Schedule, Aspen is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Aspen maintains, and since January 1, 2021 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Aspen and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Aspen Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Aspen and its Subsidiaries that could have a material effect on Aspen’s financial statements. Since January 1, 2021, neither Aspen nor Aspen’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by Aspen, which is reasonably likely to adversely affect Aspen’s ability to record, process, summarize and report financial information; or (B) any fraud, whether or not material, that involves the management or other employees of Aspen who have a significant role in Aspen’s internal control over financial reporting. Aspen maintains disclosure controls and procedures (as defined by Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are reasonably designed to ensure that all information required to be disclosed in Aspen’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Aspen’s management as appropriate to allow timely decisions regarding required disclosure. Since January 1, 2021, the principal executive officer and the principal financial officer of Aspen have made all certifications required by the Exchange Act and the Sarbanes-Oxley Act. Aspen is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

(h) None of Aspen or any of its Subsidiaries has effected, entered into or created, or has any commitment to effect, enter into or create, any securitization transaction or “off-balance sheet arrangement” (as defined in Section 2.03 of Form 8-K under the Exchange Act).

(i) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Aspen SEC Documents. To the Knowledge of Aspen, (i) none of the Aspen SEC Documents is the subject of ongoing SEC review and (ii) there are no material inquiries or investigations by the SEC or any internal investigations pending or threatened in writing regarding any accounting practices of Aspen.

(j) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since January 1, 2021, none of Aspen or any of its Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Aspen.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Aspen Disclosure Schedule, between December 31, 2022 and the date of this Agreement, Aspen has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Aspen Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Since December 31, 2022, Aspen and its Subsidiaries do not have any Liabilities of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for (i) Liabilities or obligations specifically disclosed, reflected or reserved against in the Aspen Balance Sheet; (ii) Liabilities incurred in the Ordinary Course of Business since the date of the Aspen Balance Sheet; (iii) Liabilities to perform under Contracts entered into by Aspen or its Subsidiaries (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any lawsuit); (iv) Liabilities incurred in connection with the Contemplated Transactions; and (v) Liabilities that would not be reasonably expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

4.10 Title to Assets. Each of Aspen and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Aspen Balance Sheet and (b) all other tangible assets reflected in the books and records of Aspen as being owned by Aspen. All of such assets are owned or, in the case of leased assets, leased by Aspen or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Aspen nor any of its Subsidiaries owns or has ever owned any real property. Aspen has made available to the Company (a) an accurate and complete list of all real properties with respect to which Aspen directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Aspen or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Aspen Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Aspen Disclosure Schedule contains a true and complete list of all issued Patents, Marks and Copyrights included in the Aspen Intellectual Property that are issued by, registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world (such registrations and applications, the “Aspen Registered IP”), including, with respect to each such item, (i) the jurisdiction of application/registration, (ii) the application or registration number, (iii) the date of filing, or issuance or registration, and (iv) the record owner or owners, for each such item. Each material item of Aspen Registered IP, except for Patents, is subsisting, valid and enforceable. With respect to Patents, each material item of Aspen Registered IP is subsisting and, to the Knowledge of Aspen, all issued Patents within the Aspen Registered IP are valid and enforceable. All filing, registration, maintenance, renewal and similar fees applicable to any Aspen Registered IP that are currently due have been paid, and all documents and certificates related to such items have been filed with the relevant Governmental Authority or other office or agency in the applicable jurisdictions for the purposes of filing, registering and maintaining such items, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(b) No interference, opposition, reissue, reexamination, or cancellation proceeding or other Legal Proceeding (other than routine ordinary course proceedings as part of patent prosecution) is pending or, to the Knowledge of Aspen, threatened regarding any Aspen Intellectual Property, including with respect to the scope, validity, enforceability, registration, priority, inventorship or ownership of, or rights to, any Aspen Intellectual Property.

(c) All founders, key employees and any other employees, contractors, consultants or other personnel involved in the development of Aspen Owned Intellectual Property have signed confidentiality and invention assignment agreements or similar agreements for the transfer or assignment of such Aspen Owned Intellectual Property pursuant to which both (i) Aspen has obtained ownership of and are the exclusive owners of all right, title and interest in and to such Aspen Owned Intellectual Property, and (ii) such personnel are bound by commercially reasonable confidentiality obligations with respect to all Aspen Intellectual Property. To the Knowledge of Aspen, no such personnel are in violation of any such agreements, or of any agreements with any prior employer or other Person with respect to development of any Aspen Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(d) Aspen Owned Intellectual Property is solely and exclusively owned by Aspen free and clear of any Encumbrance, other than Permitted Encumbrances. To the Knowledge of Aspen, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect, the Aspen Licensed Intellectual Property is in-licensed by Aspen, free and clear of any Encumbrance, other than Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect, such ownership or licenses will not be affected by the execution, delivery, or performance of this Agreement or the consummation of the Transactions, and all Intellectual Property subject thereto will be owned or in-licensed by Aspen on the same terms and conditions thereafter. To the Knowledge of Aspen, Aspen owns or has a valid and enforceable license to use all material Intellectual Property necessary for, or used or held for use in, the operation of the business of Aspen as presently conducted; provided that the foregoing is not, and shall not be construed as, a representation or warranty regarding non-infringement, misappropriation or other violation by Aspen of the Intellectual Property of other Persons. To the Knowledge of Aspen, no current or former director, officer, employee or contractor of, or consultant to, Aspen owns or has any claim, right (whether or not currently exercisable) or interest (or, to the Knowledge of Aspen, has alleged that they own or have any such claim, right or interest) to or in any Aspen Intellectual Property.

(e) To the Knowledge of Aspen, the operation of the business of Aspen as of the date of this Agreement does not infringe, misappropriate or otherwise violate, and as currently conducted has not infringed, misappropriated or otherwise violated, and the further research, development and commercialization of Aspen Products as currently planned by Aspen will not infringe, misappropriate or otherwise violate, any Intellectual Property owned by any other Person, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect. As of the date hereof, neither Aspen, nor, to the Knowledge of Aspen, any of the licensors of Aspen, has received any notice or claim alleging any such infringement, misappropriation or other violation, including any so-called “invitation to license” letter. As of the date hereof, no Legal Proceeding, is pending or, to the Knowledge of Aspen, has been threatened, against Aspen or such licensors relating to any infringement, misappropriation or other violation of any Intellectual Property of any other Person.

(f) Neither Aspen nor Aspen Owned Intellectual Property is subject to any Order as of the date hereof, and neither Aspen nor, to the Knowledge of Aspen, any of its licensors has entered into or is a party to any agreement made in settlement of any pending litigation or other Legal Proceeding, which in any case restricts, impairs or relates Aspen’s to use or other exploitation in any manner of any Aspen Intellectual Property or of any other Intellectual Property owned by any other Person.

(g) To the Knowledge of Aspen, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Aspen Intellectual Property, and no Legal Proceeding has been asserted or is pending or has been threatened against any Person alleging any such infringement, misappropriation or other violation of any Aspen Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(h) Aspen has taken commercially reasonable steps necessary to maintain and protect the secrecy and confidentiality (including limitations on use) of all Trade Secrets and other confidential information included in Aspen Intellectual Property and, to the Knowledge of Aspen, there has not been any unauthorized use, disclosure of or access to any such Trade Secrets or other confidential information, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(i) Section 4.12(i) of Aspen Disclosure Schedule contains a true and complete list of any and all material Aspen Intellectual Property that is Government Funded IP. Aspen, and, to the Knowledge of Aspen, each of its licensors with respect to any Government Funded IP, have complied with any and all any Intellectual Property disclosure, licensing and other obligations under any applicable Aspen Contract referenced in clause (i) of the foregoing sentence, and no Governmental Authority or Governmental Authority-affiliated Entity, or university, college or other educational institution or research institute, has any right, title or interest (including any “march in” or co-ownership rights) in or to any Government Funded IP except, as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(j) To the Knowledge of Aspen, each item of Aspen Intellectual Property that is Aspen Registered IP owned by Aspen is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Aspen Registered IP in full force and effect have been made by the applicable deadline, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(k) Except as contained in agreements entered into in the ordinary course of business by Aspen as of the Closing Date or as disclosed in Section 4.12(k) of this Disclosure Schedule, (i) Aspen is not bound by any Aspen Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to Aspen, taken as a whole and (ii) Aspen has not ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any material Intellectual Property right.

(l) Aspen has delivered or made available to Aspen, a complete and accurate copy of all Aspen License Agreements. With respect to each of the material Aspen License Agreements: and except as disclosed in Section 4.12(l) of the Disclosure Schedule (i) to the Knowledge of Aspen each such agreement is valid, binding on, enforceable against Aspen, in accordance with its terms, subject to the Enforceability Exceptions, (ii) Aspen has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither Aspen nor to the Knowledge of Aspen, no other party to any such agreement, is in breach or default thereof in any material respect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13(a) of the Aspen Disclosure Schedule identifies each of the following types of Aspen Contracts that is in effect as of the date of this Agreement, other than Aspen Employee Plans, the definitive agreements in respect of the Contemplated Transactions and Contracts filed as exhibits to the Aspen SEC Documents (each, an “Aspen Material Contract” and collectively, the “Aspen Material Contracts”):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) that relates to any material bonus, deferred compensation, or severance plans or arrangements;

(iii) evidencing a commitment by Aspen or any of its Subsidiaries to make a future capital expenditure in excess of $250,000 that is not terminable by such Entity upon notice of sixty (60) days or less without penalty or liability;

(iv) that requires payments by Aspen or any of its Subsidiaries after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by Aspen or any of its Subsidiaries on thirty (30) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit Aspen’s, or such successor’s ability to terminate employees at will;

(v) (A) that includes (1) any “most favored nations” terms or conditions, including with respect to pricing, (2) containing exclusivity obligations or otherwise limiting the freedom or right of Aspen or any of its Subsidiaries to sell, distribute or manufacture any products or services for another person, or (3) any rights of first refusal, rights of first negotiation or similar obligations or restrictions, including such rights which provide a right of first negotiation or refusal to purchase, lease, sublease, license, sublicense, use, possess or occupy any securities, assets (including Intellectual Property) or other interest of Aspen or any of its Subsidiaries or (B) containing any provision or covenant that materially limits, or purports to materially limit, the ability of Aspen or any of its Subsidiaries to engage in any line of business (whether generally or in any geographic area) or compete with any Person or in any line of business or geographic area;

(vi) relating to or evidencing indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by Aspen or any of its Subsidiaries in excess of $250,000 (excluding loans by Aspen to wholly-owned Subsidiaries in the Ordinary Course of Business);

(vii) providing for or governing the formation of any joint venture, partnership, strategic alliance, research and development collaboration, or similar arrangement;

(viii) providing for uncapped indemnification or guaranty to a third party, in each case except (A) as entered into in the Ordinary Course of Business and (B) for any Aspen Outbound License;

(ix) (A) pursuant to which any Person granted Aspen an exclusive license under any Intellectual Property, or (B) pursuant to which Aspen or any of its Subsidiaries granted any Person an exclusive license under any Aspen Intellectual Property (“Aspen License Agreements”);

(x) that has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of development, regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon sales, revenue, income or similar measure of Aspen or any of its Subsidiaries;

(xi) that is a settlement, conciliation or similar Contract with or approved by any Governmental Authority (A) pursuant to which Aspen or any of its Subsidiaries will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on the conduct of Aspen or any of its Subsidiaries (other than customary confidentiality obligations);

(xii) with any Governmental Authority, except for materials transfer agreements, agreements with academic institutions and non-disclosure agreements entered into in the Ordinary Course of Business;

(xiii) that is a clinical trial agreement, clinical study agreement or similar agreement;

(xiv) (A) that is a collective bargaining agreement or (B) with any labor organization;

(xv) that prohibits the payment of dividends or distributions in respect of the capital stock of Aspen or any of its Subsidiaries, the pledging of the capital stock or other equity interests of Aspen or any of its Subsidiaries or the issuance of any guaranty by Aspen or any of its Subsidiaries;

(xvi) relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(xvii) requiring payment by or to Aspen or any of its Subsidiaries after the date of this Agreement in excess of $150,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Aspen or any of its Subsidiaries, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Aspen or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Aspen or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Aspen or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Aspen or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Aspen or any of its Subsidiaries, in each case, except for Aspen Contracts entered into in the Ordinary Course of Business;

(xviii) with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Aspen or any of its Subsidiaries in connection with the Contemplated Transactions; or

(xix) that was entered into since January 1, 2021 and (A) was entered into with any present or former officer, director or employee of Aspen or any of its Subsidiaries (other than indemnification agreements or any Employee Plans entered into in the ordinary course of business) or (B) is the type of Contract that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

(b) Aspen has delivered or made available to the Company accurate and complete copies of all Aspen Material Contracts, including all amendments thereto. There are no Aspen Material Contracts that are not in written form. Aspen has not nor, to Aspen’s Knowledge as of the date of this Agreement, has any other party to an Aspen Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Aspen Material Contract in such manner as would permit any other party to cancel or terminate any such Aspen Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Aspen Material Adverse Effect. As to Aspen and its Subsidiaries, as of the date of this Agreement, each Aspen Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Aspen Material Contract to change any material amount paid or payable to Aspen under any Aspen Material Contract or any other material term or provision of any Aspen Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Each of Aspen and its Subsidiaries is, and since January 1, 2021, has been in compliance in all material respects with all Laws applicable to Aspen and its Subsidiaries, and, since January 1, 2021, Aspen has not received any written notice alleging any actual or suspected material violation with respect to any applicable Laws, or been charged with any unresolved material violation of any applicable Law, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(b) Each of Aspen and its Subsidiaries holds, and since January 1, 2021 has held, all Governmental Authorizations necessary for Aspen and its Subsidiaries to lawfully own, lease or otherwise hold and operate its properties and assets and conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations is not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole. The Governmental Authorizations held by Aspen and its Subsidiaries are

(i) valid and in full force and effect and (ii) are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any termination, suspension, revocation or nonrenewal thereof (and, to the Knowledge of Aspen, no such termination, suspension, revocation or nonrenewal has been otherwise threatened in writing), and Aspen and its Subsidiaries are in compliance with the terms and requirements thereof, except in the case of each of clauses (i) and (ii) as would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole.

(c) The Aspen Products, since January 1, 2021, have been, developed, studied, tested, manufactured, labeled, distributed and stored in compliance with all applicable Laws pertaining to preclinical- and clinical-stage product candidates, including those requirements relating to current Good Manufacturing Practices, Good Laboratory Practices, and Good Clinical Practices, and any equivalent non-U.S. Laws, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect. As of the date hereof, neither Aspen nor its Subsidiaries nor, to the Knowledge of Aspen, any Collaboration Partner has received any written notices or other correspondence from any Drug Governmental Authority or any institutional review board or ethics committee with respect to any ongoing clinical or preclinical studies or trials (i) placing a clinical hold order on any such studies or trials or (ii) otherwise requiring the delay, termination, or suspension of such studies or trials. Since January 1, 2021, neither Aspen nor its Subsidiaries nor, to the Knowledge of Aspen, any Collaboration Partner has received any Form FDA 483, warning letter, notice of violation, or other written administrative, regulatory or enforcement notice from the FDA or any other Drug Governmental Authority related to the Aspen Products.

(d) Aspen and its Subsidiaries have filed with the applicable Drug Governmental Authorities all required material Healthcare Submissions with respect to the Aspen Products. All filings for Aspen Governmental Authorizations and Healthcare Submissions were complete and accurate in all material respects and in material compliance with applicable Laws and Orders when filed, or were subsequently corrected or completed by a subsequent filing made prior to the date hereof. No deficiencies have been asserted in writing by any applicable Drug Governmental Authority to Aspen and its Subsidiaries with respect to any Healthcare Submission, except as are not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole.

(e) Since January 1, 2021, neither Aspen nor its Subsidiaries, nor any authorized person acting on their behalf, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Drug Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Drug Governmental Authority or (iii) committed any act, made any statement or failed to make a statement to the FDA or any other Drug Governmental Authority, in each such case, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(f) Neither Aspen nor its Subsidiaries, nor any director, officer or employee of Aspen or its Subsidiaries (acting in the capacity of a director, officer or employee of Aspen or its Subsidiaries) or, to the Knowledge of Aspen, any representative or agent of Aspen or its Subsidiaries (acting in the capacity of a representative or agent of Aspen or its Subsidiaries), has been: (i) debarred under 21 U.S.C. § 335a or any similar applicable Law; (ii) excluded under 42 U.S.C. §§ 1320a-7 or 1320a-7a or any similar applicable Law, including persons identified on the HHS/OIG List of Excluded Individuals/Entities; (iii) suspended or otherwise declared ineligible for U.S. or non-U.S. federal, state, provincial or other healthcare program participation, including persons identified on the General Services Administration’s List of Parties Excluded from Federal Programs; (iv) convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment, exclusion or suspension as described in the foregoing clauses (i), (ii) or (iii); (v) declared ineligible for awards of contracts by any U.S. or non-U.S. federal, state, provincial or other agency; (vi) disqualified as a clinical investigator by the FDA or any other Drug Governmental Authority; or (vii) convicted of any offense related to any U.S. or non-U.S. federal, state, provincial or other healthcare program.

(g) Except with respect to any Aspen Product for which Aspen has withdrawn and/or terminated the IND and/or CTA, as applicable, and excluding any compassionate use/named patient activities not sponsored by Aspen, Aspen has made available to the Company complete and accurate copies of (i) each investigational new drug application and all material correspondence relating to clinical trial applications submitted to the FDA or any other Drug Governmental Authority by or on behalf of Aspen, including any supplements or amendments thereto, relating to any Aspen Product, (ii) all final preclinical study and clinical trial results or reports relating to any Aspen Product, (iii) all documents in the possession of Aspen or its Subsidiaries related to inspections by any Drug Governmental Authority, in each case relating to any Aspen Product, (iv) all material information relating to adverse drug experiences, events or reactions or other safety information obtained or otherwise received by Aspen relating to any Aspen Product, and (v) clinical trial databases, clinical trial master files, and statistical programs for ongoing and completed clinical trials and studies in the possession of Aspen or its Subsidiaries or, to the Knowledge of Aspen, in a Collaboration Partner’s possession, relating to any Aspen Product. Aspen has a complete log of the material correspondence described in clause (i) of this section, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole.

(h) As of the date of this Agreement, neither Aspen nor any of its Subsidiaries has any current or future obligation or requirement to issue any safety reports to the FDA or any other Drug Governmental Authority on any matter, including with respect to any investigational new drug application (IND) or clinical trial application (CTA), including with respect to any Aspen Product, and any such prior obligation or requirement has either been terminated by the FDA or other applicable Drug Governmental Authority or has been transferred to a third party without any further requirement on the part of Aspen in respect of such drug safety reporting or otherwise.

4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15(a) of the Aspen Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Aspen, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Aspen or any of its Subsidiaries or any Aspen Associate (in his or her capacity as such) or any of the material assets owned or used by Aspen or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Aspen or any of its Subsidiaries, or any of the material assets owned or used by Aspen or any of its Subsidiaries is subject. To the Knowledge of Aspen, no officer or other Aspen Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Aspen or any of its Subsidiaries or to any material assets owned or used by Aspen or any of its Subsidiaries.

4.16 Tax Matters.

(a) Each of Aspen and its Subsidiaries have filed with the appropriate Governmental Authority all income and other material Tax Returns that are required to be filed by it and such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and owing by or with respect to Aspen and its Subsidiaries have been paid regardless of whether such Taxes have been shown as due and payable on any Tax Return. Aspen and its Subsidiaries have established on their relevant books and records, in accordance with GAAP, reserves that are adequate for the payment of any income or other material Taxes not yet due and payable. None of Aspen and its Subsidiaries currently is the beneficiary of any extension of time within which to file any income or other material Tax Return, other than customary extensions that have been obtained consistent with past practice. There are no Encumbrances on any of the assets of Aspen and its Subsidiaries that arose in connection with any failure to pay any material Tax, other than Permitted Encumbrances.

(b) None of Aspen and its Subsidiaries has executed any power of attorney with respect to Taxes which will continue in effect after the Closing other than any customary powers of attorney entered into with the Company’s Tax Return preparer or payroll provider solely for the purpose of filing Tax Returns on behalf of the Company.

(c) Except as would not be material to Aspen and its Subsidiaries, taken as a whole, Aspen and its Subsidiaries have: (i) complied with all applicable Laws relating to the payment, reporting and withholding (including any amount not withheld because of exemption or similar circumstance) of Taxes; (ii) within the manner prescribed by applicable Law, remitted to the proper Governmental Authority (or is properly holding for such remittance) all amounts required to be so withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, or other third party; (iii) properly collected and remitted sales, value added, and similar Taxes with respect to sales made to, or purchases made by, its customers or users; and (iv) as applicable, received and retained the appropriate certification or similar documentation to establish an exemption from withholding.

(d) Except as would not be material to Aspen and its Subsidiaries, taken as a whole, there is no dispute, audits, examinations, assessments or other actions concerning any Tax liability of Aspen and its Subsidiaries pending or, to the Knowledge of Aspen, threatened by any Governmental Authority against, or with respect to, Aspen and its Subsidiaries that remains unpaid, and none of Aspen and its Subsidiaries has received written notice of any threatened audits, examinations or assessments relating to any Taxes.

(e) None of Aspen and its Subsidiaries has waived any statute of limitations in respect of Taxes (other than as a result of any extension to file a Tax Return that is automatically granted) or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency, in each case that is in effect as of the date hereof.

(f) None of Aspen and its Subsidiaries has constituted a “distributing corporation” or “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(g) To the Knowledge of Aspen, none of Aspen and its Subsidiaries has entered into or been a party to any “listed transaction” within the meaning of Treasury regulations Section 1.6011-4(b)(2) for a taxable period for which the applicable statute of limitations remains open.

(h) None of Aspen and its Subsidiaries are party to any agreements relating to the allocation or sharing of Taxes, including Tax indemnity agreements, other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(i) None of Aspen and its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (or similar provision of local, state or non-U.S. Law), other than any affiliated group of which Aspen is the common parent or (ii) has any liability for the Taxes of any Person (other than any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of local, state or non-U.S. Law) as a transferee or successor, or by contract other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(j) None of Aspen and its Subsidiaries is subject to Tax in any jurisdiction other than the jurisdiction in which it is organized, by virtue of having a permanent establishment, fixed place of business or, to the Knowledge of Aspen, otherwise. As of the date hereof, no claim has been made by a Governmental Authority in a jurisdiction where Aspen or any of its Subsidiaries does not file Tax Returns that Aspen or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(k) Aspen is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(l) Neither Aspen nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take or refrain from taking any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.17 Employee and Labor Matters; Benefit Plans.

(a) Aspen is, and has been since January 1, 2021, in compliance with all applicable Laws and Orders governing labor or employment, including Laws and Orders relating to employment practices, wages, hours, leaves, harassment, retaliation, equal employment opportunity, reasonable accommodations, break and meal periods, occupational safety and health, workers’ compensation, immigration and other terms and conditions of employment (including the proper classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and Laws and Orders in respect of any reduction in force, including notice, information and consultation requirements, except where the failure to so comply has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen, taken as a whole. Aspen does not have, or since January 1, 2021 has not had, any material liability with respect to any misclassification of any person as an independent contractor, consultant, temporary worker or contingent worker rather than as an “employee,” or with respect to any employee leased from another employer.

(b) Aspen is not a party to, nor does it have a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor union or works council representing any of its employees, there are no labor organizations representing any employees of Aspen and, as of the date hereof, there is not, to the Knowledge of Aspen, any attempt to organize any employees of Aspen for the purpose of forming or joining a labor union or works council. Since January 1, 2021 to the date hereof, there has been no strike, slowdown, picketing, lockout, job action, work stoppage, union organizing activity or other labor dispute, or, to the Knowledge of Aspen, any threat thereof, affecting Aspen or any of its employees.

(c) There is not, and since January 1, 2021 has not been, any Legal Proceeding pending, or to the Knowledge of Aspen, threatened in writing relating to employment, including relating to wages and hours, leave of absence, break and meal periods, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term-disability policy, safety, retaliation, libel, wrongful discharge, harassment, reasonable accommodations, immigration or discrimination matters involving any employee of Aspen, including unfair labor practices, misclassification of independent contractors or consultants, unlawful retaliation, discrimination or harassment complaints, in each case that is material to Aspen, taken as a whole.

(d) Within the past three (3) years, Aspen has not implemented any plant closing or layoff of employees that (in either case) violated the United States Worker Adjustment and Retraining Notification Act, as amended, or any similar state, local or foreign law (together, “WARN”) and Aspen has not incurred any material liability under WARN that remains unsatisfied.

(e) Section 4.17(e) of the Aspen Disclosure Schedule sets forth a correct and complete list of each material Aspen Employee Plan. Aspen has made available to Company, with respect to each material Aspen Employee Plan, accurate and complete copies (as applicable) of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Aspen Employee Plans, a written description of the material terms thereof, (ii) the most recent determination letter or opinion letter issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto and (vi) all material correspondence with a Governmental Authority received in the last three (3) years with respect to such Aspen Employee Plan.

(f) Each Aspen Employee Plan that is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter that it is so qualified, and to the Knowledge of Aspen, there are no circumstances that would reasonably be expected to cause the loss of such qualification.

(g) Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole, each Aspen Employee Plan has been operated, maintained and administered in compliance with its terms and with the requirements prescribed by applicable Laws, including ERISA and the Code. As of the date hereof, no Legal Proceeding or governmental audit is pending with respect to any Aspen Employee Plan (other than routine claims for benefits) and, to the Knowledge of the Aspen, no such Legal Proceeding or governmental audit is threatened; and there are no governmental investigations pending or, to the Knowledge of the Aspen, threatened in connection with any Aspen Employee Plan, the assets of any trust under any Aspen Employee Plan or the plan sponsor, the plan administrator or any fiduciary under any Aspen Employee Plan.

(h) Neither Aspen nor any of its respective directors, officers, employees or agents has, with respect to any Aspen Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, that could reasonably be expected to result in the imposition of a future penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to Aspen or any Aspen Employee Plan or for which Aspen has any future indemnification obligation, except, in each case, as would not reasonably be expected, individually or in the aggregate, to result in material liability to Aspen.

(i) None of Aspen nor any of its respective ERISA Affiliates sponsors, maintains or contributes or is obligated to contribute to, or has ever sponsored, maintained or contributed or been obligated to contribute to, or has or is reasonably expected to have any direct or indirect liability with respect to, any (i) plan subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” within the meaning of Section 4001(a)(3) or 3(37) of ERISA, (iii) “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA), (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40)(A) of ERISA, or (v) any health or other welfare arrangement that is self-insured by Aspen.

(j) No Aspen Employee Plan provides for, and Aspen does not have any present or future obligation to provide, post-retirement or post-termination health, life insurance or other welfare benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state Law.

(k) Aspen does not have any obligation to pay or provide any tax “gross-up” or similar “make-whole” payments or indemnities to any current or former employee, officer, director or other service provider of Aspen.

(l) To the extent applicable, all Aspen Employee Plans maintained primarily for the benefit of employees outside of the United States comply with applicable Laws, and all such plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions, except, in each case, as has not resulted in, and would not reasonably be expect to result in, individually or in the aggregate, material liability to Aspen.

(m) Neither the execution of this Agreement, nor the consummation of the Merger (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to Aspen of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(n) Each Aspen Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in compliance in all material respects with the requirements of Section 409A of the Code and the applicable guidance thereunder.

4.18 Environmental Matters. Since January 1, 2022, Aspen and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Aspen of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Aspen Material Adverse Effect. Neither Aspen nor any of its Subsidiaries has received since January 1, 2022, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Aspen or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Aspen, there are no circumstances that may prevent or interfere with Aspen’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Aspen Material Adverse Effect. To the Knowledge of Aspen: (i) no current or prior owner of any property leased or controlled by Aspen or any of its Subsidiaries has received since January 1, 2022, any written notice or other communication relating to property owned or leased at any time by Aspen or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Aspen or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Aspen nor any of its Subsidiaries has any material liability under any Environmental Law.

4.19 Insurance. Aspen has made available to the Company accurate and complete copies or summaries of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Aspen and its Subsidiaries (including Merger Sub). Each of such insurance policies is in full force and effect and Aspen and its Subsidiaries (including Merger Sub) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2022, neither Aspen nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Aspen and its Subsidiaries (including Merger Sub) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Aspen or such Subsidiary for which Aspen or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Aspen or any of its Subsidiaries of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Aspen SEC Documents filed prior to the date of this Agreement, since the date of Aspen’s last proxy statement filed in 2023 with the SEC, no event has occurred that would be required to be reported by Aspen pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Aspen Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Aspen as of the date of this Agreement.

4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Aspen Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Aspen.

4.22 Valid Issuance. The Aspen Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.23 Privacy and Data Security. Since January 1, 2021, each of Aspen and its Subsidiaries has complied with all applicable Privacy Laws, including with respect to the collection, acquisition, use, storage and transfer (including cross-border transfer) of Personal Information, except for such non-compliance as is not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole. Since January 1, 2021, Aspen and its Subsidiaries have complied in all material respects with each of their respective Privacy Policies, if applicable and required. Aspen and its Subsidiaries maintain commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of Personal Information that are designed to achieve compliance in all material respects with Privacy Laws, and Aspen and its Subsidiaries are in compliance in all material respects with such policies and procedures. To the Knowledge of Aspen, there have been no material breaches or material violations of any security measures of Aspen and its Subsidiaries, or any material unauthorized access, use or disclosure of any Personal Information. None of Aspen and its Subsidiaries has received written notice (or, to the Knowledge of Aspen, any other communication) of (a) any material violation or breach, or alleged material violation or breach, of Privacy Laws and/or Privacy Policies, or (b) any claims against any of Aspen and its Subsidiaries by any Person, and there is no Legal Proceeding pending or, to Knowledge of Aspen, threatened against any of Aspen and its Subsidiaries, alleging a violation or breach of Privacy Laws and/or Privacy Policies, except in each case as would not be material to Aspen and its Subsidiaries, taken as a whole.

4.24 Anti-Corruption.

(a) Neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen or Merger Sub, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub), has directly or indirectly (i) given any funds (whether of Aspen or Merger Sub or otherwise) for unlawful contributions, unlawful gifts or unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to, or otherwise unlawfully provided anything of value to, any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or solicited or accepted any such payment or thing of value, or (iii) violated any provision of any Anti-Corruption Law. Since January 1, 2021, neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub), has not received any written communication (or, to the Knowledge of Aspen, any other communication) that alleges any of the foregoing. To the Knowledge of Aspen, Aspen has disclosed to the Company any and all allegations that have been made of any potential wrongdoing by Aspen, Merger Sub, or by any director, officer, employee, agent or representative of Aspen or Merger Sub (acting in the capacity of a director, officer, employee, agent or representative of Aspen or Merger Sub) with respect to any Anti-Corruption Law.

(b) There are not, and since January 1, 2021, there have not been, any Legal Proceedings with respect to any Anti-Corruption Law pending or, to the Knowledge of Aspen, threatened in writing against Aspen, Merger Sub, any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub). Since January 1, 2021, neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub), has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement, omission or other potential violation or liability arising under or relating to any Anti-Corruption Law.

4.25 Sanctions Laws. Since January 1, 2021, neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen nor Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen nor Merger Sub (acting in the capacity of a representative or agent of Aspen nor Merger Sub), (a) has been in violation of any Sanctions Laws, or (b) has been or was charged by any Governmental Authority with or has made any voluntary disclosure or paid any fine or penalty to any Governmental Authority concerning, or has been investigated for, a violation of any Sanctions Laws. There are not, and since January 1, 2021, there have not been, any Legal Proceedings, allegations, investigations or inquiries concerning any actual or suspected violations of any Sanctions Law pending or to the Knowledge of Aspen threatened in writing against Aspen, any director or officer or, to the Knowledge of Aspen, any employee of Aspen nor Merger Sub (acting in the capacity of a director, officer or employee of Aspen nor Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen nor Merger Sub (acting in the capacity of a representative or agent of Aspen nor Merger Sub). Neither Aspen nor Merger Sub, nor any director, officer or employee of any of Aspen or Merger Sub, is a Sanctioned Person. Since January 1, 2021, neither Aspen nor Merger Sub has had, directly or indirectly, any unlawful transactions with or unlawful investments in any Sanctioned Person or Sanctioned Country.

4.26 No Other Representations or Warranties. Aspen hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Aspen, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Aspen, Merger Sub nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Aspen’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth on Section 5.1(a) of the Aspen Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Aspen shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Aspen Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Aspen Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Aspen shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Aspen Common Stock from terminated employees, directors or consultants of Aspen);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Aspen Common Stock issued upon the valid exercise or settlement of outstanding Aspen Options or Aspen Restricted Stock Units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment;

(vi) (A) adopt, establish or enter into any Aspen Employee Plan, including, for avoidance of doubt, any equity awards plans, (B) cause or permit any Aspen Employee Plan to be amended other than as required by Law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, (D) increase or amend the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire or engage any officer, or, employee; provided, however, that consultants may be retained on terms permitting termination by Aspen without notice to provide supplemental support services as reasonably may be needed by Aspen, or to fill vacancies to the extent such positions are existing as of the date hereof and which vacancies occur after the date hereof;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(ix) (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment (other than as a result of any extension to file a Tax Return that is automatically granted); or (F) apply for or surrender any claim for Tax refund;

(x) waive, settle or compromise any pending or threatened Legal Proceeding against Aspen or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 individually or $300,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Aspen or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Aspen or any of its Subsidiaries;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv) (A) materially change pricing or royalties or other payments set or charged by Aspen or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Aspen or any of its Subsidiaries;

(xv) enter into, amend or terminate any Aspen Material Contract except as permitted under subparagraph (c) below; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Aspen prior to the Effective Time. Prior to the Effective Time, Aspen shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Aspen may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of Aspen’s business or operations as they exist prior to the Closing or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Aspen Pre-Closing Asset (each, an “Aspen Pre-Closing Transaction”), including entering into Contracts or amending or terminating Contracts in connection with any of the foregoing; provided, however, that if any Aspen Pre-Closing Transaction results in obligations of Aspen that will extend after Closing, then such terms shall be reasonably acceptable to Company.

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, including the Subscription Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Aspen (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, including the Subscription Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Aspen (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $500,000;

(vi) (A) adopt, establish or enter into any Company Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Company Employee Plan to be amended other than as required by Law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, (D) increase or amend the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire or engage any officer or employee;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties in excess of $250,000, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company Intellectual Property (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(x) (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment (other than as a result of any extension to file a Tax Return that is automatically granted); or (F) apply for or surrender any claim for Tax refund;

(xi) waive, settle or compromise any pending or threatened Legal Proceeding against the Company or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 individually or $300,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by the Company or any of its Subsidiaries;

(xii) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

(xiii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiv) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xv) (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries;

(xvi) enter into, amend or terminate any Company Material Contract, except in the Ordinary Course of Business in a manner that would not otherwise require Aspen’s consent pursuant to this Section 5.2 and would not reasonably be expected to prevent or to materially impede or delay the consummation of the Contemplated Transactions; or

(xvii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Aspen, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Aspen, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary, and

(d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Aspen or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Aspen shall not be required to provide any information or documents pursuant to this Section 5.3 relating to any Acquisition Transaction or Acquisition Inquiry.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4 No Solicitation.

(a) Each of Aspen and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making or submission of any Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding Aspen or the Company (as applicable) to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations (other than to inform any Person of the existence of the provisions of this Agreement) with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (except as provided in Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (except as provided in Section 6.2 and Section 6.3), or (vi) publicly propose, resolve or agree to do any of the foregoing (except as provided in Section 6.2 and Section 6.3); provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the receipt of the Required Aspen Stockholder Vote as to Aspen or prior to the receipt of the Required Company Stockholder Vote, as to the Company, each Party may furnish non-public information regarding itself and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which that Party’s Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to constitute or result in, a Superior Offer (and is not withdrawn) if: (A) such Party and the Representatives of such Party shall not have breached this Section 5.4 in any material respect, (B) the Party’s Board (or a committee thereof) concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with such Party’s Board’s fiduciary duties under applicable Law, (C) prior to providing any non-public information about itself, the Party receives from such Person an executed Acceptable Confidentiality Agreement (the negotiation of which shall not be prohibited by this Agreement) and (D) simultaneous with furnishing any such non-public information to such Person, the Party furnishes such non-public information to the other Party (to the extent such information has not been previously furnished to the other Party). Without limiting the generality of the foregoing, each of Aspen and the Company acknowledges and agrees that, in the event any of its Representative takes any action with its consent that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement. Notwithstanding anything to the contrary in this Agreement, (a) each of Aspen and the Company may (i) grant any waiver with respect to, or release, any standstill provision or similar restriction in order to permit a third party to make an Acquisition Proposal or Acquisition Inquiry or (ii) contact any Person that has made an Acquisition Proposal or Acquisition Inquiry after the date hereof to clarify the terms thereof so that the receiving Party’s Board (or a committee thereof) may inform itself of such Acquisition Proposal or Acquisition Inquiry and (b) nothing in this Section 5.4 shall prohibit the Company from contacting any Person for the purposes of entering into transactions for capital raising purposes that are otherwise in accordance with the terms of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Aspen, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Aspen Key Employee or Company Key Employee (as applicable) of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Aspen Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement, Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Aspen shall prepare and file with the SEC a proxy statement relating to the Aspen Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Aspen, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Aspen Common Stock to be issued by virtue of the Contemplated Transactions. Aspen shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement. Aspen shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Aspen Common Stock pursuant to the Contemplated Transactions. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and their Affiliates, as applicable, to the other Parties that is required by Law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Aspen covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL as well as the SEC form requirements, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Aspen for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.

(c) Aspen shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Aspen’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the Effective Time, (i) Aspen, Merger Sub or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Aspen filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Aspen stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Aspen shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Aspen Common Stock issuable in connection with the Contemplated Transactions for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(d) The Company shall reasonably cooperate with Aspen and provide, and cause its Representatives to provide, Aspen and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Aspen to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Aspen a consent letter of the Company’s independent accounting firm, dated no more than three (3) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Aspen), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Aspen may not file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Aspen has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Aspen by the Company pursuant to this Section 6.1; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Aspen for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement, the Company will furnish to Aspen (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

6.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than four (4) Business Days thereafter, the Company shall have obtained the approval by written consent from Company stockholders representing no less than 88% of the voting power of the Company, which is sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) As promptly as reasonably practicable following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Aspen’s advance review and reasonable approval.

(c) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) except as provided in Section 6.2(d), the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Aspen, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Aspen or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Aspen (collectively, a “Company Board Adverse Recommendation Change”), if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period (as defined below) negotiated with Aspen to the extent required by clause (y) below and (iii) if after Aspen shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period pursuant to clause (y) of the proviso to this sentence, the Company Board (or a committee thereof) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Aspen receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Company Notice Period, Aspen shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Aspen in good faith (to the extent Aspen desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, to attempt to make the applicable Acquisition Proposal cease to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Aspen with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended (it being understood that there may be multiple extensions).

(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consents in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Inquiry, Acquisition Proposal or Company Board Adverse Recommendation Change.

6.3 Aspen Stockholder Meeting.

(a) Aspen shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Aspen Common Stock to consider and vote upon the Aspen Stockholder Matters and, if mutually agreed between the parties, the routine annual meeting approvals in compliance with Nasdaq (the “Aspen Stockholder Meeting”). The Aspen Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than forty-five (45) days after the effective date of the Registration Statement. Aspen shall take reasonable measures to ensure that all proxies solicited in connection with the Aspen Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Aspen Stockholder Meeting, or a date preceding the date on which the Aspen Stockholder Meeting is scheduled, Aspen reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Aspen Stockholder Vote, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Aspen Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Aspen Stockholder Meeting, Aspen may postpone or adjourn, or make one or more successive postponements or adjournments of, the Aspen Stockholder Meeting as long as the date of the Aspen Stockholder Meeting is not postponed or adjourned more than an aggregate of forty-five (45) days in connection with any postponements or adjournments, provided, however, that more than one postponement or adjournment shall not be permitted without the Company’s prior written consent.

(b) Subject to Section 6.3, Aspen agrees that (i) the Aspen Board shall recommend that the holders of Aspen Common Stock vote to approve the Specified Aspen Stockholder Matters and (ii) the Proxy Statement shall include a statement to the effect that the Aspen Board recommends that Aspen’s stockholders vote to approve the Specified Aspen Stockholder Matters (such recommendation of the Aspen Board being referred to as the “Aspen Board Recommendation”). In addition, the Aspen Board shall recommend that the holders of Aspen Common Stock vote to approve the other Aspen Stockholder Matters (the “Aspen Second Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and this Section 6.3(c), if at any time prior to approval and adoption of this Agreement by the Required Aspen Stockholder Vote, if Aspen receives a Superior Offer, the Aspen Board may withhold, amend, withdraw or modify the Aspen Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Aspen Board Recommendation) in a manner adverse to the Company (collectively, a “Aspen Board Adverse Recommendation Change”), approve, endorse or recommend an Acquisition Proposal that constitutes a Superior Offer or enter into any agreement or other Contract contemplating or otherwise relating to an Acquisition Proposal that constitutes a Superior Offer, if, but only if, following the receipt of and on account of such Superior Offer: (i) the Aspen Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) Aspen has, and has caused its financial advisors and outside legal counsel to, during the Aspen Notice Period (as defined below) negotiated with the Company to the extent required by clause (y) below, and (iii) if after the Company shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Aspen Notice Period pursuant to clause (y) of the proviso to this sentence, the Aspen Board (or a committee thereof) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Aspen confirming that the Aspen Board has determined to change its recommendation at least four (4) Business Days in advance of the Aspen Board Adverse Recommendation Change (the “Aspen Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Aspen Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Aspen Notice Period, the Company shall be entitled to deliver to Aspen one or more counterproposals to such Acquisition Proposal and Aspen will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, to attempt to make the applicable Acquisition Proposal cease to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Aspen’s stockholders would receive as a result of such potential Superior Offer), Aspen shall be required to provide the Company with notice of such material amendment and the Aspen Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Aspen Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Aspen Board shall not make an Aspen Board Adverse Recommendation Change prior to the end of such Aspen Notice Period as so extended (it being understood that there may be multiple extensions). In addition, notwithstanding anything to the contrary in Section 6.3(b), at any time prior to the adoption of this Agreement by the Required Aspen Stockholder Vote, the Aspen Board may withhold, amend, withdraw or modify the Aspen Second Board Recommendation in its exercise of its fiduciary duties.

(d) Nothing contained in this Agreement shall prohibit Aspen or the Aspen Board (or a committee thereof) from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that in no event shall this Section 6.3(d) permit a definitive Aspen Board Adverse Recommendation Change without complying with the provisions of this Section 6.3. For the avoidance of doubt, no statement that Aspen is unable to take a position or is considering its position or a “stop, look and listen” communication shall constitute an Aspen Board Adverse Recommendation Change.

(e) Aspen’s obligation to call, give notice of and hold the Aspen Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any Aspen Board Adverse Recommendation Change (unless this Agreement is terminated in connection therewith).

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.

(c) Without limiting the generality of the foregoing, Aspen shall give the Company prompt written notice of any litigation against Aspen and/or its directors relating to this Agreement or the Contemplated Transactions (“Aspen Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep Company reasonably informed with respect to the status thereof. Aspen will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Aspen Transaction Litigation (to the extent that the attorney-client privilege is not waived, undermined, or otherwise adversely affected; provided that Aspen and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely effect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Aspen Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Aspen Transaction Litigation. Aspen will obtain the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim. Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties to defend any Aspen Transaction Litigation. Prior to the Closing, the Company shall have the right to control the defense and settlement of any litigation brought against the Company and/or its directors, and not against Aspen and/or any of Aspen’s directors, related to this Agreement or the Contemplated Transactions (“Company Transaction Litigation”), but shall reasonably consult with and permit Aspen and its Representatives to participate in consideration to the Company’s advice with respect to such Company Transaction Litigation. The Company shall promptly advise Aspen of the initiation of, and shall keep Aspen reasonably apprised of any material developments in connection with, any such Company Transaction Litigation.

6.5 Company Options.

(a) At the Effective Time, Aspen shall assume the Company Equity Incentive Plan and each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase shares of Aspen Common Stock (an “Assumed Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the Effective Time, the Aspen

Board or compensation committee). The number of shares of Aspen Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Aspen Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to the respective Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Aspen Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Aspen Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder.

(b) The Company Board shall, prior to the Effective Time, take all actions necessary to effect the foregoing, and the Company shall ensure that there will be no “single-trigger” accelerated vesting of any Company Options triggered at and as of the consummation of any of the transactions contemplated hereby.

6.6 Employee Benefits.

(a) Aspen shall comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(d) or contemplated by Section 5.1(b) of the Aspen Disclosure Schedule, subject to the provisions of such agreements.

(b) From and after the Effective Time, with respect to each benefit plan maintained by Aspen or the Surviving Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Post-Closing Welfare Plan”) in which any current or former employee of Aspen or the Company is or becomes eligible to participate (including under COBRA), Aspen and the Surviving Corporation shall use commercially reasonable efforts to cause each such Post-Closing Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Post-Closing Welfare Plan for such current or former Aspen or Company employee and his or her eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Aspen Employee Plan or Company Employee Plan, as applicable, in which such current or former Aspen or Company employee was a participant immediately prior to his or her commencement of participation in such Post-Closing Welfare Plan, and (ii) provide each such current or former Aspen or Company employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the plan year that includes the Effective Time, and prior to the date that, such current or former Aspen or Company employee commences participation in such Post-Closing Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Post-Closing Welfare Plan for the applicable plan year, to the extent that such expenses were recognized for such purposes under the comparable Aspen Employee Plan or Company Employee Plan, as applicable.

(c) This Section 6.6 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.6 shall confer upon any other Person any rights or remedies of any nature whatsoever. Nothing contained herein shall be construed to establish, amend or modify any benefit plan, program, agreement, or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 6.6 shall not create any right in any employee or any other Person to any continued employment with the Company, the Surviving Corporation, Aspen or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

6.7 Aspen Equity Awards.

(a) Aspen Options. Prior to the Closing, the Aspen Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting and exercisability of each unexpired, unexercised and unvested In the Money Aspen Option outstanding as of immediately prior to the Effective Time (A) that is held by a current employee, director, or consultant of Aspen as of the date hereof shall be accelerated in full effective as of immediately prior to the Effective Time, and (B) each In the Money Aspen Option that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time and is held by a current employee, director or consultant of Aspen as of the date hereof who is or will be party to a Lock-Up Agreement shall remain outstanding and exercisable until six (6) months after the expiration of the applicable Restricted Period (as defined in such Person’s Lock-Up Agreement) and (ii) the vesting and exercisability of 50% of all unexpired, unexercised and unvested Aspen Options set forth on Section 6.7(a) of the Aspen Disclosure Schedule and that remain outstanding as of immediately prior to the Effective Time (the “Specified Options”) (A) that is held by a current employee, director, or consultant of Aspen as of the date hereof shall be accelerated in full effective as of immediately prior to the Effective Time, and (B) each Specified Option that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time and is held by a current employee, director or consultant of Aspen as of the date hereof who is or will be party to a Lock-Up Agreement shall remain outstanding and exercisable until six (6) months after the expiration of the applicable Restricted Period (as defined in such Person’s Lock-Up Agreement) (for the avoidance of doubt, no Specified Options shall be included in the total number of shares of Aspen Common Stock outstanding for purposes of determining the Aspen Outstanding Shares). Except as otherwise provided by this Section 6.7(a), each Aspen Option shall continue to be subject to the same terms and conditions after the Effective Time as were applicable under such Aspen Option as of immediately prior to the Effective Time.

(b) Aspen Restricted Stock Units. Prior to the Closing, the Aspen Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting of each outstanding and unvested Aspen Restricted Stock Unit that vests solely on the basis of time shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Effective Time, and (ii) for each outstanding and unsettled Aspen Restricted Stock Unit that vests solely on the basis of time (including any Aspen Restricted Stock Units accelerated under Section 6.7(b)(i) above) the holder thereof shall receive, immediately prior to the Effective Time, a number of shares of Aspen Common Stock equal to the number of vested and unsettled shares underlying such Aspen Restricted Stock Units. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Aspen Common Stock in accordance with the preceding sentence shall be satisfied by Aspen withholding from issuance that number of shares of Aspen Common Stock calculated by multiplying the legally-required withholding rate for such holder in connection with such issuance by the number of shares of Aspen Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities. For the avoidance of doubt, any Aspen Restricted Stock Unit that vests in whole or in part based on the achievement of performance goals shall not be impacted by this Section 6.7(b) and shall remain in effect in accordance with their terms.

6.8 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Aspen and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Aspen or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation (each a “Proceeding”), whether formal or informal, civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was (i) a director or officer of Aspen or of the Company, respectively, or (ii) by reason of such D&O Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent trustee or fiduciary at the request of the Company or Aspen, respectively (including in any capacity with respect to any employee benefit plan), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL; provided that all rights to being held harmless, indemnification and advancement of expenses in respect of any Proceeding asserted or made, and for which a D&O Indemnified Party delivers a written notice to Aspen or the Surviving Corporation within such six (6) year period asserting a claim for such protections pursuant to this Section 6.8 shall continue until the final disposition of such Proceeding. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Proceeding from each of Aspen and the Surviving Corporation, jointly and severally, upon receipt by Aspen or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Aspen, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification (such undertaking shall be unsecured and made without reference to such D&O Indemnified Party’s ultimate entitlement to indemnification or ability to repay such advances (and no other form of undertaking shall be required)). Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by the D&O Indemnified Parties.

(b) The provisions of the Organizational Documents of Aspen with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Aspen that are presently set forth in the Organizational Documents of Aspen shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Aspen, unless such modification is required by applicable Law. The Organizational Documents of the Surviving Corporation shall contain, and Aspen shall cause the Organizational Documents of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Organizational Documents of Aspen.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Aspen shall fulfill and honor in all respects the obligations of Aspen to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Aspen’s Organizational Documents and pursuant to any indemnification agreements between Aspen and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, the Surviving Corporation shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Aspen. In addition, Aspen shall purchase, prior to the Effective Time, six (6) year prepaid “D&O tail policies” for the non-cancelable extension of the directors’ and officers’ liability coverage of Aspen’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any act, error or omission occurring at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Aspen’s existing policies as of the date of this Agreement, except that Aspen will not commit or spend on such “D&O tail policies” annual premiums in excess of 350% of the annual premiums paid by Aspen prior to the Effective Time for Aspen’s policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if such premiums for such “D&O tail policies” would exceed 350% of a premium, then Aspen shall purchase such “D&O tail policies” that provide the maximum coverage available at an annual premium equal to 350% of such annual premium. Aspen and the Surviving Corporation shall maintain such “D&O tail policies” in full force and effect for their full term and continue to honor the obligations thereunder.

(e) From and after the Effective Time, the Surviving Corporation shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.8 in connection with their enforcement of the rights provided to such persons in this Section 6.8.

(f) The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Aspen and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Aspen or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Aspen or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.8. Aspen shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.8.

6.9 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Aspen’s Current Report on Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Aspen may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, or internal employee communications, so long as in each case any such statements or internal employee communications are consistent with previous press releases, public disclosures or public statements made by the Company or Aspen in compliance with this Section 6.9. Notwithstanding the foregoing, Aspen and Merger Sub need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3 or relating thereto.

6.10 Listing. At or prior to the Effective Time, Aspen shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Aspen Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to Aspen’s certificate of incorporation effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Listing Rule 5110, assist the Company in preparing and filing an initial listing application for the Aspen Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.10. All Nasdaq fees associated with any action contemplated by this Section 6.10 (the “Nasdaq Fees”) shall be shared equally by the Company and Aspen.

6.11 Tax Matters.

(a) The Parties shall use reasonable best efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. No Party shall take any position that is inconsistent with the Intended Tax Treatment during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them, including, but not limited to, those set forth in Treasury Regulation Section 1.368-3.

(b) Aspen shall promptly notify the Company if, at any time before the Effective Time, Aspen becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment. The Company shall promptly notify Aspen if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment.

(c) If, after good faith efforts by Aspen, in cooperation with the Company, to respond to any comments from the SEC requiring or requesting that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement (or any other filing required by applicable Law) or the SEC’s review thereof (“Tax Opinion”), the SEC continues to request or require that a Tax Opinion be prepared and submitted, (i) each of Aspen and the Company shall cause Goodwin Procter LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Aspen and the Company) and Cooley LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company and Aspen), respectively, to furnish such opinions (as so required or requested and subject to customary assumptions and limitations) and (ii) Aspen and the Company shall each deliver to Goodwin Procter LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Aspen and the Company) and Cooley LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company and Aspen) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement (or such other filing if required by applicable Law) shall have been declared effective by the SEC and signed by an officer of Aspen or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Aspen, as applicable, in each case, as reasonably necessary and appropriate to enable such advisors to render such opinion (the “Tax Certificates”). Each of Aspen and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants or representations included in the Tax Certificates.

(d) Aspen and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Aspen and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

(e) Without limiting the generality of Section 6.11(a), if the Company or Aspen reasonably determines on advice of its counsel that there is a material risk that the Merger will not qualify for the Intended Tax Treatment, but would be reasonably expected to so qualify if a second-step merger of the Surviving Corporation into a limited liability company directly and wholly owned by Aspen that is disregarded as an entity for U.S. federal income tax purposes were consummated (such second-step merger, the “Second Merger”), then the Company and Aspen shall cause the Second Merger to be so consummated; provided, that if such Second Merger occurs, (i) the Merger and the Second Merger shall be treated as one integrated transaction for U.S. federal income tax purposes, (ii) the Second Merger shall be consummated in accordance with Delaware Law and as promptly as practicable following the Merger, and (iii) references to Aspen or the Surviving Corporation (in each case, after the effective time of the Second Merger) and all other provisions of this Agreement shall be interpreted mutatis mutandis to take into account the change in structure of the business combination. For the avoidance of doubt, any such amendment described in this Section 6.11(e) shall not alter or change the amount, nature or mix of the Merger Consideration.

6.12 Legends. Aspen shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Aspen Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Aspen for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Aspen Common Stock.

6.13 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use commercially reasonable efforts and take all necessary action so that the Persons listed on Section 6.13 of the Aspen Disclosure Schedule are elected or appointed, as applicable, to the positions of officers or directors of Aspen and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed on Section 6.13 of the Aspen Disclosure Schedule is unable or unwilling to serve as officer or director of Aspen or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Section 6.13 of the Aspen Disclosure Schedule) shall designate a successor. The Parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Aspen following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

6.14 Termination of Certain Agreements and Rights. Except as set forth on Section 6.14 of the Aspen Disclosure Schedule, each of Aspen and the Company shall use commercially reasonable efforts to cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Aspen or the Company and any holders of Aspen Common Stock or Company Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Aspen or the Surviving Corporation.

6.15 Section 16 Matters. Prior to the Effective Time, Aspen shall take all such steps as may be required to cause any acquisitions of Aspen Common Stock and any options to purchase Aspen Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Aspen, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Allocation Certificate. The Company will prepare and deliver to Aspen at least five (5) Business Days prior to the Closing Date a certificate signed by the Company’s Chief Executive Officer in a form reasonably acceptable to Aspen setting forth (as of immediately prior to the Effective Time and after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion) (a) each holder of Company Capital Stock and Company Options, (b) such holder’s name and address, (c) the number and type of Company Capital Stock held as of immediately prior to the Effective Time for each such holder or, with respect to each Company Option, the grant date of such Company Option and the number of shares of Company Capital Stock subject to such Company Option, (d) the number of shares of Aspen Common Stock to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock held by such holder as of immediately prior to the Effective Time (after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion) or, with respect to each Company Option, the number of shares of Aspen Common Stock to be subject to the applicable Assumed Option immediately following the conversion of such Company Option into an Assumed Option in accordance with this Agreement, and (e) the name and address of each Concurrent Investor, the total investment to be made by such Concurrent Investor in the Concurrent Investment, the percentage of the Concurrent Investment Proceeds represented by such Concurrent Investor’s investment in the Concurrent Investment, and the number of shares of Aspen Common Stock to be issued to such Concurrent Investor pursuant to this Agreement (the “Allocation Certificate”).

6.17 Obligations of Merger Sub. Aspen will take all action necessary to cause Merger Sub to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.18 Covenants Regarding Concurrent Investment.

(a) The Parties shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to enforce its rights under each Concurrent Investment Agreement in the event that all conditions in such Concurrent Investment Agreement (other than conditions whose satisfaction is controlled by the Parties or any of their Affiliates and other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, and to cause the applicable Concurrent Investors to pay (to the extent not already paid) the applicable portion of the Concurrent Investment Amount set forth in the applicable Concurrent Investment Agreement in accordance with its terms. Without limiting the generality of the foregoing, the Company shall give Aspen prompt (and, in any event, within one (1) Business Day) written notice: (A) of any request from an Concurrent Investor for any amendment to its Concurrent Investment Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any Concurrent Investor under the applicable Concurrent Investment Agreement, to the extent known by the Company; and (C) of the receipt of any written notice or other written communication from any party to a Concurrent Investment Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any Concurrent Investor under a Concurrent Investment Agreement or any related agreement. The Company shall deliver all notices they are required to deliver under the Concurrent Investment Agreements on a timely basis in order to cause the Subscription Agreement Concurrent Investors to consummate the Subscription Agreement Concurrent Investment immediately prior to the Effective Time and to cause the occurrence of the Company SAFEs Conversion immediately following the Company Preferred Stock Conversion and immediately prior to the Subscription Agreement Concurrent Investment and at the Specified Time.

(b) Following the initial execution of the Concurrent Investment Agreements, the Company shall not amend, modify or waive any provisions of a Concurrent Investment Agreement without the prior written consent of Aspen if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate Concurrent Investment Amount or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent Investment, or otherwise expands, amends or modifies any other provision of the applicable Concurrent Investment Agreement, in a manner that would reasonably be expected to (x) delay or prevent the funding of the Concurrent Investment or the funding in full of the Concurrent Investment Amount (or satisfaction of the conditions to the Concurrent Investment) at or substantially simultaneously with the Closing or (y) adversely impact the ability of the Company to enforce its rights against other parties to the applicable Concurrent Investment Agreement. The Company shall promptly deliver to Aspen copies of any such termination, amendment, modification, waiver or replacement.

(c) The Company shall use commercially reasonable efforts to take such actions and cause the holders of Company Capital Stock to provide all documentation, including investor questionnaires in a manner that satisfies the requirements of Rule 506 of Regulation D under the Securities Act or Section 4(a)(2) under the Securities Act or Rule 902 of Regulation S, including certifications to Aspen: that either (a) (i) such holder is and will be, as of the Effective Time, an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act) and as to the basis on which such holder is an accredited investor; or (ii) such holder is not and will not be, as of the Effective Time, an “accredited investor”, in which case such holder either alone or with such holder’s purchaser representative has such knowledge and experience in financial and business matters that such holder is capable of evaluating the merits and risks of the Aspen Common Stock; and (iii) that unless the shares are registered for resale the Aspen Common Stock is being acquired for such holder’s account for investment only and not with a view towards, or with any intention of, a distribution or resale thereof for at least a period of six (6) months following the Closing or (b) such holder is not a “U.S. person” within the meaning of Regulation S, Rule 902, promulgated by the SEC under the Securities Act.

(d) Notwithstanding Section 5.2(b)(iii)(A) and (C), beginning on or after June 1, 2024, the Company shall be able to draw down on any Concurrent Investment, in no event exceeding $25,000,000 in the aggregate, for purposes of funding general operating expenses of the Company in the Ordinary Course of Business (for the avoidance of doubt in accordance with the Company’s obligations pursuant to Section 5.2(b)). Any such shares of Company Common Stock issued upon conversion of such drawdown(s) shall be issued by the Company in accordance with Section 2.5(g) applied on a mutatis mutandis basis.

Section 7. Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.3 Stockholder Approval. (a) Aspen shall have obtained the Required Aspen Stockholder Vote with respect to the Specified Aspen Stockholder Matters and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.4 Listing. The approval of the listing of the additional shares of Aspen Common Stock on Nasdaq shall have been obtained and the shares of Aspen Common Stock to be issued in the Contemplated Transactions pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

7.5 Lock-Up Agreements. The Lock-Up Agreements shall be in full force and effect.

7.6 Concurrent Investment. Cash proceeds of not less than the Concurrent Investment Amount shall have been received by the Company, or will be received by the Company substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Concurrent Investment Agreements; provided that the condition in this Section 7.6 shall not be available to the Company if such cash proceeds in an amount not less than the Concurrent Investment Amount would have been received by the Company before or substantially simultaneously with the Closing, but for the breach or failure to perform by one or more Concurrent Investors that is a holder of Company Capital Stock or Company SAFEs as of the date hereof or an Affiliate thereof of the agreements or covenants required to be performed or complied with by such Concurrent Investor under the applicable Concurrent Investment Agreement.

Section 8. Additional Conditions Precedent to Obligations of Aspen and Merger Sub. The obligations of Aspen and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Aspen, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall not have breached or failed to perform in any material respect any agreements or covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3 Documents. Aspen shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4 and 8.5 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.16 is true and accurate in all respects as of the Closing Date; and

(b) the Allocation Certificate.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.5 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company shall be in full force and effect.

8.6 FIRPTA Certificate. Aspen shall have received from the Company a certificate and accompanying notice to the IRS (together with written authorization for Aspen to deliver such notice to the Internal Revenue Service on behalf of the Company after the Closing), in each case duly executed by an executive officer of the Company and meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3) and in accordance with the requirements of Treasury Regulations Section 1.897-2(h) and in substantially the form attached hereto as Exhibit E.

8.7 Company Conversions. The Company SAFEs Conversion and the Company Preferred Stock Conversion shall have been duly effected.

Section 9. Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. Each of the Aspen Fundamental Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Aspen Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Aspen and Merger Sub contained in this Agreement (other than the Aspen Fundamental Representations and the Aspen Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Aspen Material Adverse Effect (without giving effect to any references therein to any Aspen Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Aspen Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Aspen and Merger Sub shall not have breached or failed to perform in any material respect any agreements or covenants required to be performed or complied with by either of them under this Agreement at or prior to the Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Aspen certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Aspen who are not to continue as officers or directors of Aspen pursuant to Section 6.13 hereof; and

(c) the Aspen Net Cash Schedule.

9.4 No Aspen Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Aspen Material Adverse Effect that is continuing.

9.5 Aspen Net Cash. Aspen Net Cash shall not be less than $50,000,000 as of immediately prior to the Effective Time.

9.6 Nasdaq Listing. The Aspen Common Stock shall be listed on Nasdaq as of immediately prior to the Closing; provided, that the condition in this Section 9.6 shall not be available to the Company if the Company has refused or unreasonably delayed, withheld or conditioned its consent to actions by Aspen to maintain or regain, as applicable, the listing of Aspen Common Stock on Nasdaq.

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Aspen Stockholder Matters by Aspen’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Aspen and the Company;

(b) by either Aspen or the Company if the Merger shall not have been consummated by October 31, 2024 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Aspen if such Party’s (or in the case of Aspen, Merger Sub) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Aspen or the Company if a court or other Governmental Authority of competent jurisdiction shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Aspen if the Required Company Stockholder Vote shall not have been obtained within four (4) Business Days after the Registration Statement has become effective in accordance with the provisions of the Securities Act; provided, however, that once the approval by irrevocable written consent from Company Stockholders representing no less than 88% of the voting power of the Company has been obtained, Aspen may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Aspen or the Company if (i) the Aspen Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Aspen’s stockholders shall have taken a final vote on the Specified Aspen Stockholder Matters and (ii) the Specified Aspen Stockholder Matters shall not have been approved at the Aspen Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Aspen Stockholder Vote;

(f) by the Company (at any time prior to the approval of the Specified Aspen Stockholder Matters by the Required Aspen Stockholder Vote) if an Aspen Triggering Event shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Aspen or Merger Sub or if any representation or warranty of Aspen or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided further, that if such inaccuracy in Aspen’s or Merger Sub’s representations and warranties or breach by Aspen or Merger Sub of any representation, warranty, covenant or agreement is curable by Aspen or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from the Company to Aspen or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(g) and (ii) Aspen or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Aspen or Merger Sub of such breach or inaccuracy, its intention to terminate pursuant to this Section 10.1(g), and its enumeration of all of the specific commercially reasonable efforts that it believes ought to be taken to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy if such breach by Aspen or Merger Sub is cured prior to such termination becoming effective);

(h) by Aspen, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Aspen is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company of any representation, warranty, covenant or agreement is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from Aspen to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Aspen to the Company of such breach or inaccuracy, its intention to terminate pursuant to this Section 10.1(h), and its enumeration of all of the specific commercially reasonable efforts that it believes ought to be taken to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(i) by Aspen (at any time prior to the approval of the Specified Aspen Stockholder Matters by the Required Aspen Stockholder Vote) and following compliance with all of the requirements set forth in Section 5.4 and Section 6.3, upon the Aspen Board authorizing Aspen to enter into a Permitted Alternative Agreement; provided, however, that Aspen shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(c); or

(j) by Aspen (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 6.9, Section 10.3 and Section 11 (and the related definitions of the defined terms in such section) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.10, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) If (i) at any time after the date of this Agreement and prior to the Aspen Stockholder Meeting, an Acquisition Proposal with respect to Aspen shall have been publicly announced or disclosed or otherwise made known to the Aspen Board (and shall not have been withdrawn), (ii) this Agreement is terminated by Aspen or the Company pursuant to Section 10.1(e) or by the Company pursuant to Section 10.1(g), and (iii) within twelve (12) months after the date of such termination, Aspen enters into a definitive agreement with respect to any Acquisition Transaction or consummates any Acquisition Transaction (in each event with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes), then Aspen shall pay or cause to be paid to the Company, within ten (10) Business Days after such termination (or, if applicable, upon such entry into a definitive agreement or consummation of such Acquisition Transaction), a nonrefundable fee in an amount equal to $2,712,500 (the “Aspen Termination Fee”). For the avoidance of doubt, a liquidation or dissolution of Aspen shall in no event be deemed to constitute an Acquisition Transaction for purposes of this Section 10.3(b).

(c) If this Agreement is terminated (i) by the Company or Aspen pursuant to Section 10.1(b) (when at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f)) or (ii) by the Company pursuant to Section 10.1(f), then Aspen shall pay or cause to be paid to the Company, concurrent with such termination, the Aspen Termination Fee or (ii) by Aspen pursuant to Section 10.1(i), then Aspen shall pay or cause to be paid to the Company, concurrent with such termination, the Aspen Termination Fee.

(d) If this Agreement is terminated by the Company pursuant to Section 10.1(e), Aspen shall reimburse or cause to be reimbursed to the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $650,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Aspen true and correct copies of reasonable documentation supporting such expenses. For the avoidance of doubt, the expense reimbursement pursuant to this Section 10.3(d), to the extent paid, shall be credited against any Aspen Termination Fee that becomes payable thereafter.

(e) If (i) at any time after the date of this Agreement and prior to the receipt of the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced or disclosed or otherwise made known to the Company Board (and shall not have been withdrawn), (ii) this Agreement is terminated by Aspen pursuant to Section 10.1(h), and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Transaction or consummates any Acquisition Transaction (in each event with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes), then the Company shall pay or cause to be paid to Aspen, within ten (10) Business Days after such termination (or, if applicable, upon such entry into a definitive agreement or consummation of such Acquisition Transaction), a nonrefundable fee in an amount equal to $4,900,000 (the “Company Termination Fee”).

(f) If this Agreement is terminated (i) by Aspen or the Company pursuant to Section 10.1(b) (when at the time this Agreement is terminated, Aspen had the right to terminate this Agreement pursuant to Section 10.1(j)), (ii) by Aspen pursuant to Section 10.1(d) or (iii) by Aspen pursuant to Section 10.1(j), then the Company shall pay or cause to be paid to Aspen, by wire transfer of same-day funds within ten (10) Business Days after such termination, the Company Termination Fee.

(g) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid plus three (3) percent.

(h) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Aspen or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(h) shall limit the rights of the Parties under Section 11.10. For the avoidance of doubt, nothing in this Section 10.3(h) shall limit the remedies of the Parties under the Confidentiality Agreement. Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing herein shall affect the rights of Aspen to seek full recovery and remedy, including specific performance, for any willful and material breach of the Company Stockholder Support Agreements.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Aspen and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Aspen at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Aspen Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Aspen.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Aspen or Merger Sub:

Erik Ostrowski

President and Interim Chief Executive Officer

AVROBIO, Inc.

100 Technology Square

Cambridge, MA 02139

Email: erik.ostrowski@avrobio.com, generalcounsel@avrobio.com with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Mitch Bloom; Rob Masella; James Ding; Adam Johnson

Email: mbloom@goodwinlaw.com; rmasella@goodwinlaw.com; jding@goodwinlaw.com;

adamjohnson@goodwinlaw.com

if to the Company:

Tectonic Therapeutic, Inc.

490 Arsenal Way, Suite 210

Watertown, MA 02472

Attention: Alise Reicin, Chief Executive Officer

Email: areicin@tectonictx.com

with a copy to (which shall not constitute notice):

Cooley LLP

500 Boylston Street

Boston, MA 02116

Attention:    Miguel Vega; Marc Recht; Michael Rohr

E-mail:     mvega@cooley.com; mrecht@cooley.com; mrohr@cooley.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

AVROBIO, INC.

By:

Name:

Title:

ALPINE MERGER SUBSIDIARY, INC.

By:

Name:

Title:

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

TECTONIC THERAPEUTIC, INC.

By:

Name:

Title:

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of January 30, 2024, by and among Tectonic Therapeutic, Inc., a Delaware corporation (the “Company”), AVROBIO, Inc., a Delaware corporation (“Aspen”), and the undersigned stockholder (the “Stockholder”) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Aspen, the Company and Alpine Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Aspen (the “Merger Sub”), have entered into an Agreement and Plan of Merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Aspen (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock and Company Convertible Notes as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Aspen to enter into the Merger Agreement, Aspen has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Company Capital Stock beneficially owned by the Stockholder as of the date hereof, and (ii) all additional shares of Company Capital Stock acquired and beneficially owned by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Aspen as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares, in each case, including any Transfer by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of law or otherwise), or either voluntarily or involuntarily, offer to Transfer or consent to any Transfer or enter into any contract, option or other agreement or understanding with respect to the Transfer of any or all of such Stockholder’s Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement, nor shall the Stockholder take any action or agree or commit to take any action that would make any representation or warranty of such Stockholder contained in this Agreement untrue or incorrect or have the effect of preventing or materially delaying the Stockholder from or in performing its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and the Voting Agreement of the Company, dated as of March 31, 2021 and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consent.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser of a general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) pursuant to a qualified domestic order, (vii) to any charitable organization, or (viii) by effecting a “net exercise” of a Company Option or a “net settlement” of a Company Restricted Stock Unit in which the Company holds back shares of Company Common Stock otherwise issuable (but not the sale of already-owned shares of Company Common Stock) either to pay the exercise price upon the exercise of a Company Option or settlement of a Company Restricted Stock Unit or to satisfy the Stockholder’s tax withholding obligation upon the exercise of a Company Option or settlement of a Company Restricted Stock Unit, in each case as permitted pursuant to the terms of any Company Employee Plan and (ix) with respect to any Stockholder that is an entity, to any Affiliate of such Stockholder or to one or more partners or members of such Stockholder; provided, that in the cases of clauses (i)-(vi), (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Aspen and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer or (vii) to the extent required by applicable Law.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) to adopt and approve the Merger Agreement, (B) to approve the Contemplated Transactions, (C) to approve an amendment to the Company’ certificate of incorporation to effect the Company Authorized Share Increase, (D) to the extent the Stockholder is entitled to vote or exercise a right to consent with respect to such matter, to effect the Company Preferred Stock Conversion immediately prior to the Company SAFEs Conversion, which Company SAFEs Conversion shall occur immediately prior to the Subscription Agreement Concurrent Investment, (E) to waive any pre-emptive right, right of participation, right of maintenance, anti-dilution right or any similar right as may otherwise be provided to such Stockholder under the Organizational Documents of the Company in connection with any of the Contemplated Transactions, and (F) against any Acquisition Proposal. Further, to the extent the Stockholder holds any Company SAFEs, the Stockholder hereby understands that such Company SAFEs shall convert into shares of Company Common Stock in accordance with Section 2.5(g) of the Merger Agreement at the same price per share at which the shares of Company Common Stock is sold pursuant to the Subscription Agreement.

(b) If the Stockholder is not the record holder of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. Notwithstanding anything in this Agreement to the contrary, the Stockholder is entering into this Agreement solely in the Stockholder’s capacity as the beneficial owner of its Shares and not in the Stockholder’s capacity as a director or officer of the Company, and this Agreement shall not limit or otherwise affect the actions or inactions of any Affiliate, representative or designee of the Stockholder or any of its Affiliates in his or her capacity, if applicable, as an officer or director of any other person. Nothing herein shall limit or affect the Stockholder’s ability to act as a director of the Company in the taking of any actions (or failure to act) in his or her capacity as a director of the Company if such action (or failure to act) would be inconsistent with the exercise of his or her fiduciary duties as a director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by the Company, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. From and after the date hereof until the Expiration Date, the Stockholder will not, and will not permit any entity under such Stockholder’s control to, take any action that the Company is prohibited from taking pursuant to Section 5.4 of the Merger Agreement.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Aspen and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Aspen or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Each of Aspen and the Company is an intended third-party beneficiary of this Section 7.

8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder breaches any duty that the Company Board has (or may be alleged to have) to the Company or to the other Company stockholders; provided, that (x) the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company and (y) the foregoing shall not limit or restrict in any manner the Stockholder from enforcing the Stockholder’s rights under this Agreement and the other agreements entered into by the Stockholder in connection herewith, or otherwise in connection with the Merger, including the Stockholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.

9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) (i) The Stockholder is the beneficial owner of the shares of Company Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, the Voting Agreement, the Investors’ Rights Agreement of the Company, dated as of March 31, 2021 (the “Investors’ Rights Agreement”), or any lock-up agreement entered into by and between the Stockholder, the Company and Aspen); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and rights to purchase shares Company Capital Stock set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, except for the Voting Agreement, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable Law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The execution, delivery or performance of this Agreement by the Stockholder will not contravene, conflict with or result in (i) a violation of any of the provisions of the Stockholder’s organizational documents, (ii) any Law or any Order by which the Stockholder, or any of the assets owned or used by the Stockholder, is subject; (iii) a violation or breach of, or result in a default under, any provision of any contract to which the Stockholder is a party; or (iv) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Stockholder.

(g) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Aspen, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Aspen, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Aspen and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(h) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10. Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time, each of (a) the agreements set forth on Appendix B hereto and (b) any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

11. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Aspen and (c) the Effective Time (the “Expiration Date”); provided, however, that (i) Section 13 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for fraud or for any material and willful breach of this Agreement prior to the Effective Time.

12. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Aspen may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

13. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 13(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 13(k) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party (in whole or in part, whether by operation of law or otherwise), and any attempted or purported assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Any purported assignment of rights or delegation of performance obligations in violation of this Section 13(d) is void.

(e) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Aspen, to the address, electronic mail address provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address or electronic mail address shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Aspen has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein) or as otherwise permitted pursuant to and in accordance with the terms of Section 3.5 of the Investors’ Rights Agreement. Neither the Stockholder nor any of its Affiliates (other than Aspen, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Aspen, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Aspen to the extent practicable. The Company is an intended third-party beneficiary of this Section 13(i).

(j) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(k) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and below to the Stockholder, and the Company shall have no authority to direct the Stockholder in the voting or disposition of any Shares, expect as specifically provided herein.

(l) Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the Effective Time.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Tectonic Therapeutic, Inc.

By:
Title:

ASPEN:
AVROBIO, Inc.

By:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature: _______________________________

Address:

Email:

Appendix A

Appendix B

1.	Voting Agreement, dated as of March 31, 2021, by and among Tectonic Therapeutic, Inc., the Stockholder, and the other parties thereto.

2.	Right of First Refusal and Co-Sale Agreement, dated as of March 31, 2021, by and among Tectonic Therapeutic, Inc., the Stockholder, and the other parties thereto.

3.	Investors’ Rights Agreement, dated as of March 31, 2021, by and among Tectonic Therapeutic, Inc., the Stockholder, and the other parties thereto.

Exhibit 10.2

FORM OF ASPEN STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of January 30, 2024, by and among Tectonic Therapeutic, Inc., a Delaware corporation (the “Company”), AVROBIO, Inc., a Delaware corporation (“Aspen”), and the undersigned stockholder (the “Stockholder”) of Aspen. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Aspen, the Company and Alpine Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Aspen (the “Merger Sub”), have entered into an Agreement and Plan of Merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Aspen (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Aspen Common Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Aspen Stockholder Matters” means (A) the approval of the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, (B) the approval of an amendment to the Aspen Charter to effect the Nasdaq Reverse Split, (C) the approval of the Equity Plan Proposals, and (D) the approval of an amendment to the Aspen Charter to provide for the exculpation of officers.

(c) “Shares” means (i) all shares of Aspen Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Aspen Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

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(d) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares, in each case, including any Transfer by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of law or otherwise), or either voluntarily or involuntarily, offer to Transfer or consent to any Transfer or enter into any contract, option or other agreement or understanding with respect to the Transfer of any or all of such Stockholder’s Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement, nor shall the Stockholder take any action or agree or commit to take any action that would make any representation or warranty of such Stockholder contained in this Agreement untrue or incorrect or have the effect of preventing or materially delaying the Stockholder from or in performing its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Aspen Stockholder Matters and against any Acquisition Proposals.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder, (iii) to any member of the Stockholder’s immediate family, (iv) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for estate planning purposes, (v) pursuant to a qualified domestic order, (vi) to any charitable organization, (vii) by effecting a “net exercise” of an Aspen Option or a “net settlement” of an Aspen Restricted Stock Unit in which

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Aspen holds back shares of Aspen Common Stock otherwise issuable (but not the sale of already-owned shares of Aspen Common Stock) either to pay the exercise price upon the exercise of an Aspen Option or settlement of an Aspen Restricted Stock Unit or to satisfy the Stockholder’s tax withholding obligation upon the exercise of an Aspen Option or settlement of an Aspen Restricted Stock Unit, in each case as permitted pursuant to the terms of any Aspen Employee Plan and (viii) with respect to any Stockholder that is an entity, to any Affiliate of such Stockholder or to one or more partners or members of such Stockholder; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Aspen and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Aspen, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Aspen with respect to the Aspen Stockholder Matters, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Aspen Stockholder Matters, (B) against any Acquisition Proposal, and (C) in favor of an adjournment of the meeting of the stockholders of Aspen, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Aspen Stockholder Matters.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Aspen by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. Notwithstanding anything in this Agreement to the contrary, the Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Aspen, and this Agreement shall not limit or otherwise affect the actions or inactions of any Affiliate, representative or designee of the Stockholder or any of its Affiliates in his or her capacity, if applicable, as an officer or director of any other Person. Nothing herein shall limit or affect the Stockholder’s ability to act as a director of the Company in the taking of any actions (or failure to act) in his or her capacity as a director of the Company if such action (or failure to act) would be inconsistent with the exercise of his or her fiduciary duties as a director of the Company.

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5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Aspen or pursuant to any applicable written consent of the stockholders of Aspen, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Aspen, and any individual designated in writing by Aspen, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Aspen stockholders or at any meeting of the Aspen stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Aspen agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. From and after the date hereof until the Expiration Date, the Stockholder will not, and will not permit any entity under such Stockholder’s control to, take any action that Aspen is prohibited from taking pursuant to Section 5.4 of the Merger Agreement.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Aspen and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Aspen or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Each of Aspen and the Company is an intended third-party beneficiary of this Section 7.

8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Aspen Board, breaches any fiduciary duty of the Aspen Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Aspen.

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9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Aspen Common Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement or any lock-up agreement entered into by and between the Stockholder, the Company and Aspen); and (ii) the Stockholder does not beneficially own any securities of Aspen other than the shares of Aspen Common Stock and rights to purchase shares Aspen Common Stock set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable Law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The execution, delivery or performance of this Agreement by the Stockholder will not contravene, conflict with or result in (i) a violation of any of the provisions of the Stockholder’s organizational documents, (ii) any Law or any Order by which the Stockholder, or any of the assets owned or used by the Stockholder, is subject; (iii) a violation or breach of, or result in a default under, any provision of any contract to which the Stockholder is a party; or (iv) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Stockholder.

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(g) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Aspen, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Aspen, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Aspen and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(h) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, or (b) the Effective Time (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for fraud or for any material and willful breach of this Agreement prior to the Effective Time.

11. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Aspen may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

12. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

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(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 12(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12(k) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party (in whole or in part, whether by operation of law or otherwise), and any attempted or purported assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Any purported assignment of rights or delegation of performance obligations in violation of this Section 12(d) is void.

(e) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

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(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Aspen, to the address, electronic mail address provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address or electronic mail address shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Aspen has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Aspen, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Aspen, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Aspen to the extent practicable. The Company is an intended third-party beneficiary of this Section 12(i).

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(j) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[Remainder of Page Left Intentionally Blank]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Tectonic Therapeutic, Inc.

By:
Name:
Title:

ASPEN:
AVROBIO, Inc.

By:
Name:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:

Address:

Email:

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Appendix A

Exhibit 10.3

FORM OF LOCK-UP AGREEMENT

[_____], 2024

AVROBIO, Inc.

100 Technology Square, 6th Floor

Cambridge, Massachusetts 02139

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that AVROBIO, Inc., a Delaware corporation (“Aspen”), is entering into an Agreement and Plan of Merger, dated as of January 30, 2024 (as the same may be amended from time to time, the “Merger Agreement”) with Alpine Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Aspen, and Tectonic Therapeutic, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of Aspen and the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Aspen, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, $0.0001 par value per share, of Aspen (“Aspen Common Stock”) or any securities convertible into or exercisable or exchangeable for shares of Aspen Common Stock (including without limitation, (a) shares of Aspen Common Stock or such other securities of Aspen that may be deemed to be owned of record or beneficially (including holding as a custodian) by the undersigned in accordance with the rules and regulations of the SEC, (b) securities of Aspen which may be issued upon exercise of an option to purchase shares of Aspen Common Stock or warrant to purchase shares of Aspen Common Stock or settlement of a restricted stock unit or restricted stock award and (c) Aspen Common Stock or such other securities to be issued to the undersigned in connection with the Merger that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Aspen Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Aspen Common Stock or any security convertible into or exercisable or exchangeable for shares of Aspen Common Stock (other than such rights set forth in the Merger Agreement or the Subscription Agreement); or

(4) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) (A) to any person related to the undersigned (or related to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift to a charitable organization or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by or under common control with the undersigned and/or by any such Family Member(s);

(2) if the undersigned is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the undersigned, including investment funds or other business entities that control or manage, are under common control or management with, or are controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift to a charitable organization or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of a Family Member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares or (D) transfers or dispositions not involving a change in beneficial ownership; or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to 1(A), 1(E) or 2(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Aspen a lock-up agreement in substantially the form of this Lock-Up Agreement with respect to the shares of Aspen Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase shares of Aspen Common Stock (including a net or cashless exercise of an option to purchase shares of Aspen Common Stock), and any related transfer of shares of Aspen Common Stock to Aspen for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Aspen Common Stock issued in connection with such exercise shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) transfers to Aspen in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Aspen Common Stock, settled in shares of Aspen Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Aspen Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Aspen Common Stock; provided that such plan does not provide for any transfers of shares of Aspen Common Stock during the Restricted Period;

(e) transfers or sales by the undersigned of shares of Aspen Common Stock purchased by the undersigned on the open market or in a public offering by Aspen, in each case following the Closing Date;

(f) transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Aspen’s capital stock involving a change of control of Aspen (including entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of shares of Aspen Common Stock (or any security convertible into or exercisable for Aspen Common Stock), or vote any shares of Aspen Common Stock in favor of any such transaction or taking any other action in connection with any such transaction), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(g) transfers by the undersigned of shares of Aspen Common Stock to Aspen in connection with the termination of employment or other termination of the undersigned and pursuant to agreements in effect as of the Effective Time whereby Aspen has the option to repurchase such shares or securities;

(h) transfers pursuant to an order of a court or regulatory agency;

(i) transfers or sales by the undersigned of shares of Aspen Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company purchased from the Company in the Concurrent Investment immediately prior to the Specified Time; or

(j) sales or other transfers with the prior written consent of Aspen.

and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee, as the case may be) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Aspen Common Stock or in beneficial ownership of any securities convertible into or exercisable or exchangeable for Aspen Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Aspen Common Stock in connection with such transfer or distribution, shall be required under applicable federal and state securities laws during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of Aspen’s voting securities if, after such transfer, Aspen’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of Aspen (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Aspen. In furtherance of the foregoing, the undersigned agrees that Aspen and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Aspen may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Aspen Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

For the avoidance of doubt, this Lock-Up Agreement represents a contractual agreement between the parties hereto, and to the extent any term of this Lock-Up Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with the terms of Aspen’s bylaws, as amended, the terms of this Lock-Up Agreement shall control.

This Lock-Up Agreement shall terminate automatically, and the undersigned shall automatically be released from all restrictions and obligations under this Lock-Up Agreement upon the earlier of the (i) the expiration of the Restricted Period and (ii) if the Merger Agreement is terminated for any reason, upon the date of such termination. The undersigned understands that Aspen and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon Aspen and the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Aspen and/or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Aspen and the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that Aspen and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Aspen and the Company are entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Aspen or the Company with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

In the event that any holder of Aspen’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Aspen to sell or otherwise transfer or dispose of shares of Aspen Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Aspen Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Aspen to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s shares of Aspen Common Stock that, when combined with all such other such permissions and early releases granted to such equity holder, represents an amount which exceeds 1% of the number of shares of Aspen Common Stock originally subject to a substantially similar agreement. In the event of any Pro-Rata Release, Aspen shall promptly (and in any event within three (3) business days of such release) inform the undersigned of the terms of such Pro-Rata Release.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Aspen shall reasonably cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by all parties by electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by AVROBIO, Inc.:

By:
Name:	Erik Ostrowski
Title:	Interim CEO, CFO
Accepted and Agreed By Tectonic Therapeutic, Inc.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Exhibit 10.4

FINAL

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [_____], 2024, is entered into by and among AVROBIO, Inc., a Delaware corporation (the “Company”) and [_____], a [_____] corporation (“Rights Agent”).

RECITALS

WHEREAS, the Company, Alpine Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Tectonic Therapeutic, Inc., a Delaware corporation (“Tyrol”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Tyrol, with Tyrol surviving the Merger as a wholly-owned subsidiary of the Company;

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, the Company has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described; and

WHEREAS, the parties have done all things reasonably necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of the Company and to make this Agreement a valid and binding agreement of the Company, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, the Holders of more than 30% of the outstanding CVRs, as reflected on the CVR Register.

“Assignee” has the meaning set forth in Section 7.5.

“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first such occurrence of a March 31, June 30, September 30 or December 31 thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

“Commercially Reasonable Efforts” means with respect to the disposition of the Company Pre-Closing Assets, carrying out those obligations and tasks in good faith following receipt of a bona fide indication of interest or proposal from a third party (verbal (provided that any such verbal offer must be subsequently delivered in writing, which the Company shall request) or written) (“Inbound Interest”) delivered or otherwise made known to an executive officer or business development officer of the Company, taking into account all commercial and other relevant factors that the Company, exercising good faith, would normally take into account with respect to a disposition of assets; provided that Commercially Reasonable Efforts shall not require the Company to initiate any bona fide sale process or other proactive efforts to identify potential counterparties with respect to any Company Pre-Closing Assets.

“Common Stock” means the common stock, $0.0001 par value, of the Company.

“Company Pre-Closing Assets” means those assets of the Company, to the extent existing as of immediately prior to the Closing, relating to (a) the Company’s plato manufacturing platform, (b) the Company’s AVR-RD-01 (Fabry), AVR-RD-02 (Gaucher), and/or AVR-RD-03 (Pompe) research and development programs, and (c) the Company’s Intellectual Property set forth in Section 4.12(a) of the Aspen Disclosure Schedule.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.

“CVR Payment” means a cash payment equal to eighty percent (80%) of the Net Proceeds received by the Company in a given Calendar Quarter during the CVR Term, with the remaining twenty percent (20%) being retained by the Company.

“CVR Payment Amount” means with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

“CVR Payment Period” means a period equal to a Calendar Quarter ending at any time after the effective date of a Disposition Agreement.

“CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of the Company, signed on behalf of the Company, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Term” means the period beginning on the Closing and ending upon the tenth (10th) anniversary of this Agreement.

“Disposition” or “Dispose” means the direct or indirect sale, license, assignment, transfer, conveyance, grant of any option or other disposition of any Company Pre-Closing Asset by the Company or its Affiliates (including any such sale or disposition of equity securities in any Subsidiary established by the Company or its Affiliates to hold any right, title or interest in or to any Company Pre-Closing Asset), in each case, during the Disposition Period.

“Disposition Agreement” means a definitive written agreement providing for a transaction or series of transactions between the Company or its Affiliates and any Person who is not an Affiliate of the Company regarding a Disposition of the Company Pre-Closing Assets.

“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the date that is eighteen (18) months after the Closing Date.

“DTC” means The Depository Trust Company.

“Gross Proceeds” means, without duplication, the sum of all cash consideration and the value of any marketable consideration actually received by the Company or any of its Affiliates during the CVR Term with respect to a Disposition, solely as such consideration relates to a Company Pre-Closing Asset. The value of any marketable securities (whether debt or equity) or other non-cash property constituting Gross Proceeds shall be determined as follows: (i) if a value was ascribed to any such securities or property in connection with such Disposition, such value so ascribed or (ii) if no value was ascribed, then (A) the value of securities for which there is an established public market shall be equal to the volume weighted average of their closing market prices for the thirty (30) trading days ending the day prior to the date of payment to, or receipt by the Company or its relevant Affiliate, and (B) the value of securities that have no established public market and the value of consideration that consists of other non-cash property, shall be the fair market value thereof as of the date of payment to, or receipt by, the Company or its relevant Affiliate.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Loss” has the meaning set forth in Section 3.2(g).

“Net Proceeds” means, for any CVR Payment Period, Gross Proceeds minus Permitted Deductions, all as calculated, to the extent in accordance with GAAP, in a manner consistent with the Company’s accounting practices in the most recently filed annual audited financial statements with the SEC, except as otherwise set forth herein. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of the Company, in their respective official capacities.

“Party” means the Company or the Rights Agent.

“Permitted Deductions” means the sum of (without duplication):

(a) any applicable Tax (including any applicable value added, transfer, stamp or sales taxes) imposed on Gross Proceeds and payable by Tyrol, the Company or any of their respective Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and, without duplication, any income or other similar Taxes payable by Tyrol, the Company or any of their respective Affiliates that would not have been incurred by Tyrol, the Company or any of their respective Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by Tyrol, the Company or any of their respective Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed (i) assuming that the only items of gross income of Tyrol, the Company and their subsidiaries are the applicable items of Gross Proceeds (for the avoidance of doubt, assuming that such items of Gross Proceeds are taxable in the hands of Tyrol, the Company or their subsidiaries, as applicable, no later than the taxable year that includes the corresponding CVR Payment Amount), (ii) assuming that the only items of expenses, losses, credits or other deductions of Tyrol, the Company and their subsidiaries are those items of expense, loss, credit and deduction (including net operating loss carryforwards or other Tax attributes) of the Company or its Affiliates existing as of immediately prior to the Closing for U.S. federal income tax purposes and applicable state and local income tax purposes that are actually usable by Tyrol, the Company or their subsidiaries, as applicable, in the tax year of receipt of the applicable items of Gross Proceeds, to the extent such net operating loss carryforwards and other items are permitted by Law to be, and are, taken as a deduction in such taxable year (for the sake of clarity, (1) taking into account any limits on the usability of such attributes, including under Section 382 of the Code as determined by the Company’s tax advisers, including, but not limited to, as a result of the transactions contemplated by the Merger Agreement and (2) excluding any net operating losses or other Tax attributes generated by Tyrol, the Company or any of their respective Affiliates after the Closing, including by reason of any acquisition after the Closing), and (iii) all such items of Gross Proceeds are taxed in the hands of Tyrol, the Company or their subsidiaries, as applicable, at the highest applicable marginal income or other similar U.S. federal, state, local and non-U.S. tax rate;

(b) any reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of its Affiliates in respect to its performance of this Agreement following the Closing, including any costs related to the prosecution, maintenance or enforcement by the Company or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same);

(c) any reasonable and documented out-of-pocket expenses incurred or accrued by the Company or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Company Pre-Closing Asset, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto;

(d) (i) any Losses actually incurred, and actually paid or actually payable, or reasonably expected to be incurred and subsequently actually paid by the Company or any of its Subsidiaries arising out of any third-party claims, demands, actions, or other proceedings related to or in connection with any Disposition or any Company Pre-Closing Assets and, without duplication, (ii) an amount that would reasonably be payable under any obligations of the Company or any of its Subsidiaries in respect of contingent or indemnification obligations provided for in any Disposition Agreement; provided that any amounts deducted pursuant to this clause (d) shall be held back by the Company in a separate account for the benefit of the Holders and to the extent such amounts have not been paid in respect of such third-party proceedings or such contingent or indemnification obligations (as applicable) upon the final resolution of such third-party proceedings or the lapse in survival of such contingent or indemnification obligations (provided that in the case of contingent or indemnification obligations that continue indefinitely pursuant to their terms, such lapse of survival shall be deemed to have occurred three (3) years after the commencement of such obligations) (as applicable), in each case prior to the end of the CVR Term, then such amounts shall be paid over to the Rights Agent within fifteen (15) Business Days of such final resolution or such lapse (as applicable) for further distribution to the Holders; and

(e) any proceeds in consideration for a Disposition pursuant to a Disposition Agreement included in the final determination of Aspen Net Cash in accordance with the Merger Agreement.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of Law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.6.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the rights of Holders to receive CVR Payments pursuant to this Agreement. The initial Holders will be the holders of issued and outstanding shares of Common Stock as of immediately prior to the Effective Time (the “Specified Time”) (including, for the avoidance of doubt, those shares of Common Stock issued upon settlement of Aspen Restricted Stock Units pursuant to Section 6.7 of the Merger Agreement) (the “Eligible Holders” and such shares, the “Eligible Shares”). One CVR will be issued with respect to each Eligible Share.

(b) The Company hereby appoints the Rights Agent to act as Rights Agent for the Company in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange. Any purported transfer of a CVR other than in a Permitted Transfer shall be null and void ab initio.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from the Company. The CVR Register will initially show one position for Cede & Co. representing Eligible Shares held by DTC on behalf of the street holders of the Eligible Shares held by such Eligible Holders as of the Specified Time. The Rights Agent will have no responsibility whatsoever directly or indirectly to the street name holders with respect to transfers of CVRs. With respect to any payments or issuances to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of Eligible Shares by sending one lump-sum payment or issuance to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments or Eligible Shares by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and any other requested documentation in form reasonably satisfactory to the Rights Agent pursuant to its guidelines or procedures, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed and properly completed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. The Company and Rights Agent may require evidence of payment of a sum sufficient to cover any stamp, documentary, registration, or other Tax or governmental charge that is imposed in connection with any such registration of transfer (or evidence that such Taxes and charges are not applicable). The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Company and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void and invalid. All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax) will be the responsibility of the transferor.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

(e) The Company will provide written instructions to the Rights Agent for the distribution of CVRs to Eligible Holders as of the Specified Time. Subject to the terms and conditions of this Agreement and the Company’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each Eligible Holder as of the Specified Time by the mailing of a statement of holding reflecting such CVRs.

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following the end of each Calendar Quarter during the CVR Term, commencing with the first CVR Payment Period in which the Company or its Affiliates receives Gross Proceeds, the Company shall deliver to the Rights Agent a CVR Payment Statement for the such CVR Payment Period. Subject to the last sentence of this Section 2.4(a), concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, the Company shall pay the Rights Agent in U.S. dollars an amount equal to the CVR Payment for the applicable CVR Payment Period. Such CVR Payment will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than twenty (20) Business Days prior to the date of the applicable payment. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address each Holder set forth in the CVR Register at such time or by other method of deliver as specified by the applicable Holder in writing to the Rights Agent, an amount equal to such Holder’s CVR Payment Amount. The Rights Agent shall as soon as practicable after receipt of a CVR Payment Statement under this Section 2.4(a), send each Holder at its registered address a copy of such statement. For the avoidance of doubt the Company shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of the Company’s obligations set forth in this Section 2.4(a). Notwithstanding anything to the contrary herein, no CVR Payment shall become due and payable to any Holder until such time as the then-outstanding and undistributed Net Proceeds exceeds $350,000 in the aggregate.

(b) The Rights Agent shall solicit from each Holder, and each Holder covenants and agrees to provide to the Rights Agent, an IRS Form W-9 or appropriate IRS Form W-8, as applicable, at such time or times, including immediately prior to the first CVR Payment, as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. That notwithstanding, the Company, Tyrol and any of their respective Affiliates (each a “Withholding Agent”) shall be entitled to deduct and withhold and hereby authorizes the Rights Agent to deduct and withhold, any Tax or similar governmental charge or levy, that is required to be deducted or withheld under applicable Law from any amounts payable pursuant to this Agreement. To the extent the amounts are so withheld by a Withholding Agent and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. The Company will use commercially reasonable efforts to provide withholding and reporting instructions in writing (email being sufficient) to the Rights Agent from time to time as relevant, and upon request of the Rights Agent. The Rights Agent shall have no responsibilities with respect to Tax withholding, reporting or payment except as set forth herein or as specifically instructed by the Company.

(c) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the applicable Calendar Quarter end (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to the Company or a person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent), and any Holder will thereafter look only to the Company for payment of such CVR Payment (which shall be without interest).

(d) If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the applicable Calendar Quarter end (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any Governmental Authority), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of the Company and will be transferred to the Company or a person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither the Company nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, the Company agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to the Company, a public office or a person nominated in writing by the Company.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) If and when issued, the CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

(b) If and when issued, the CVRs will not represent any equity or ownership interest in the Company or in any constituent company to the Merger. It is hereby acknowledged and agreed that a CVR shall not constitute a security of the Company.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of the Company or any of its subsidiaries either at Law or in equity. The rights of any Holder and the obligations of the Company and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of the Company’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither the Company nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to the Company or a Person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by the Company of such transfer and cancellation. Nothing in this Agreement is intended to prohibit the Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Section 2.7 Intended Tax Treatment. Except to the extent otherwise required by applicable Law, for U.S. federal income tax (and applicable state and local income tax purposes), the parties agree to treat the issuance of the CVRs as not constituting a current distribution and all CVR Payments for all Tax purposes as distributions of money governed by Section 301 of the Code, which will constitute a dividend to the extent payable out of the Company and its Affiliates’ “earnings and profits” (pursuant to Section 316 of the Code) in the taxable year when the CVR Payment is made (the “Intended Tax Treatment”).

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent in connection with this Agreement (but not including reimbursable expenses and other charges) during the eighteen (18) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any Legal Proceedings at Law or otherwise or to make any demand upon the Company or Tyrol. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected and held harmless by the Company in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of the Company or, with respect to Section 2.3(d), the Acting Holders.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, not incur any liability and shall be held harmless by the Company for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, gross negligence, fraud or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g) The Company agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, fraud, bad faith or willful misconduct; provided that this Section 3.2(g) shall not apply with respect to income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority.

(h) The Company agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as set forth in Exhibit A and agreed upon in writing by the Rights Agent and the Company on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that the Company will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if the Company is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Rights Agent shall have no responsibility to the Company, any holders of CVRs, any holders of shares of Common Stock or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

(k) The Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any the Company, Tyrol or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of the Company or Tyrol or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for the Company or for any other Person.

(m) In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide notice to the Company, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Company or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from the Company or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent;

(n) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company or Tyrol resulting from any such act, default, neglect or misconduct, absent gross negligence, fraud, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(o) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by the Company only.

(p) The Rights Agent shall act hereunder solely as agent for the Company and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any Legal Proceedings at Law or otherwise or to make any demand upon the Company.

(q) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any Law, act, regulation or any interpretation of the same even though such Law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(r) The Rights Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the SEC or this Agreement, including without limitation obligations under applicable regulation or Law.

(s) The obligations of the Company and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

(t) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing (email being sufficient).

(u) The Rights Agent will have no liability and shall be held harmless by the Company in respect of the validity of this Agreement and the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by the Company), nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to the Company. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) The Company will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, the Company will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if the Company fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) The Company will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If the Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of the Company.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, the Company will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with the Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to the Company and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of the Company or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent, except such rights which survive its resignation or removal under the terms hereunder.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders. The Company will furnish or cause to be furnished to the Rights Agent, in such form as the Company receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 Efforts.

(a)

During the Disposition Period, the Company shall, and shall cause its Subsidiaries to, use Commercially Reasonable Efforts to effect Dispositions with respect to the Company Pre-Closing Assets to a third party that has delivered Inbound Interest delivered or otherwise made known to an executive officer or business development officer of the Company with respect to a Company Pre-Closing Asset after the Closing to the Company, its Subsidiaries or their Representatives in evaluating or potentially engaging in a Disposition.

(b)

Subject to Section 4.2(a) and the other contractual obligations of the Company expressly set forth in this Agreement, (i) the Holders acknowledge that the Company has a fiduciary obligation to operate its business in the best interests of its stockholders, and any potential obligation to pay CVR Payments will not create any express or implied obligation to operate its business in any particular manner in order to maximize such CVR Payments, (ii) except as expressly set forth in this Agreement, the Holders are not relying on any representation of the Company or any other Person with regard to any Disposition or other action involving the Company Pre-Closing Assets following the Closing, and neither the Company nor any other Person has provided, or can provide, any assurance to the Holders that any CVR Payments will in fact be earned and paid, and (iii) none of the Company or any of its Subsidiaries, officers or directors shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to any Disposition.

Section 4.3 Additional Covenants. During the Disposition Period:

(a)

Without limiting any other provisions of this Section 4.3, neither the Company nor any of its Affiliates shall take any action in bad faith with respect to, or with the primary purpose of avoiding, the payment of the CVR Payment Amount, including by making any dividend, distribution or other transfer of Net Proceeds in a manner materially adverse to the Company’s obligations in respect of Net Proceeds pursuant to this Agreement

(b)

The Company shall, and shall cause its subsidiaries to, use commercially reasonable efforts to continue to preserve and maintain the Company Pre-Closing Assets, including all Intellectual Property relating thereto but, and shall use commercially reasonable efforts to comply with such maintenance obligations as required by any license or related term set forth in any Disposition Agreement. Notwithstanding the foregoing, with respect to such efforts to preserve and maintain Intellectual Property relating to the Company Pre-Closing Assets, (A) the Company shall not be required to incur aggregate out-of-pocket costs and expenses in excess of $200,000 (the “IP Expense Fund”) and (B) the Company shall prioritize the application of the IP Expense Fund in accordance with the provisions of Schedule 1 hereto.

(c)

The Company shall not grant any lien, security interest, pledge or similar interest in any Company Pre-Closing Assets or any Net Proceeds other than (A) pursuant to the terms of a Disposition Agreement or (B) any such interest generally granted with respect to all assets of the Company and not specific to any of the Company Pre-Closing Assets, and which do not prohibit the ability of the Company to complete a Disposition and, in connection therewith, to deliver title to the Company Pre-Closing Assets to the purchaser thereof, free and clear of such interest.

(d)

The Company shall promptly inform the director(s) on the Company board of directors who then hold CVRs if and after Inbound Interest is delivered or otherwise made known to an executive officer or business development officer of the Company, and shall keep such director(s) reasonably and promptly informed regarding material developments in the negotiation of Disposition Agreements.

Section 4.4 Books and Records. Until the end of the CVR Term, the Company shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Rights Agent to confirm the applicable CVR Payment Amount payable hereunder in accordance with the terms specified in this Agreement.

Section 4.5 Audits. Until the expiration of this Agreement and for a period of one (1) year thereafter, the Company shall keep complete and accurate records in sufficient detail to support the accuracy of the payments due hereunder. The Acting Holders shall have the right to cause an independent accounting firm reasonably acceptable to the Company to audit such records for the sole purpose of confirming payments for a period covering not more than the date commencing with the first CVR Payment Period in which the Company or its Affiliates receives Gross Proceeds and ending on the last day of the CVR Term. The Company may require such accounting firm to execute a reasonable confidentiality agreement with the Company prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Acting Holders, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared. Such audits may be conducted during normal business hours upon reasonable prior written notice to the Company, but no more than frequently than once per year. No accounting period of the Company shall be subject to audit more than one time by the Acting Holders, as applicable, unless after an accounting period has been audited by the Acting Holders, as applicable, the Company restates its financial results for such accounting period, in which event the Acting Holders, as applicable, may conduct a second audit of such accounting period in accordance with this Section 4.5. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by the Company to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. Whenever such an adjustment is made, the Company shall promptly prepare a certificate setting forth such adjustment, and a brief, reasonably detailed statement of the facts, computation and methodology accounting for such adjustment to the extent not already reflected in the audit report and promptly file with the Rights Agent a copy of such report and promptly deliver to the Rights Agent a revised CVR Payment Statement for the relevant CVR Payment Period. The Rights Agent shall be fully protected in relying on any such report and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such report. The Acting Holders, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by the Company of twenty percent (20%) or more of the CVR Payment Amount due under this Agreement, in which case the Company shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent accounting firm pursuant to this Section 4.5.

Section 4.7 No Conflict. The Company will not enter into any agreement with any Person that is, or otherwise take any actions or inactions, in conflict with this Agreement in any material respect or materially and adversely affect the performance of its obligations under this Agreement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) The Company, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to the Company and the assumption of any such successor of the covenants of the Company outlined herein in a transaction contemplated by Section 6.1;

(iii) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary or appropriate to ensure that the Company is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii) to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, (ii) in order to give effect to the provisions of Section 2.7 or (iii) following a transfer of such CVRs to the Company or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that the Company complies with applicable Law; or

(ix) to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the Holders.

(b) Promptly after the execution by the Company of any amendment pursuant to this Section 5.1, the Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by the Company without the consent of any Holder pursuant to Section 5.1, with the consent of the Acting Holders (whether evidenced in a writing or taken at a meeting of the Holders), the Company and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 The Company May Not Consolidate, Etc. During the CVR Term, the Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(a) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of the Company substantially as an entirety (the “Surviving Person”) shall expressly assume payment of amounts on all CVRs (when and as due hereunder) and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed; and

(b) The Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.2 Successor Substituted. Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.3, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to the Company. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) when sent, fees prepaid, via a reputable international overnight courier service in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (b) when sent, if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

[_____]

[_____]

[_____]

[_____]

if to the Company, to:

Tectonic Therapeutic, Inc.

[_____]

[_____]

Attention: [_____]

Email: [_____]

with a copy, which shall not constitute notice, to:

Cooley LLP

500 Boylston Street

Boston, MA 02116

Attention:  Miguel Vega; Marc Recht; Michael Rohr

E-mail:   mvega@cooley.com; mrecht@cooley.com; mrohr@cooley.com

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders. All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement. As between the Company and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, the Company and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without the Company’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, the Company may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom the Company is merged or consolidated, or any entity resulting from any merger or consolidation to which the Company shall be a party (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, the Company shall agree to remain liable for the performance by the Company of its obligations hereunder (to the extent the Company exists following such assignment). The Company or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders. Nothing in this Agreement, express or implied, will give to any Person (other than the Company, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Company, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. The Holders shall be intended third-party beneficiaries of the provisions of this Agreement; provided that, except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or Legal Proceeding at Law or in equity with respect to this Agreement or otherwise to enforce the Holders’ rights hereunder, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

Section 7.8 Jurisdiction. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, and appellate courts thereof; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.

Section 7.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to the Company.

Section 7.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination. This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the expiration of the CVR Term. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such CVR Payments have been made, if applicable. Upon termination or expiry of this Agreement pursuant to this Section 7.12, all CVRs issued hereunder shall be automatically cancelled and forfeited by the Holders without any consideration or payment therefor.

Section 7.13 Funds. All funds received by Rights Agent under this Agreement that are to be distributed or applied by Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent, and deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for the Company. Until paid pursuant to the terms of this Agreement, the Rights Agent shall hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (as determined by a final non appealable judgment of a court of competent jurisdiction) on its part, have no responsibility or liability for any diminution of the Funds that may result from any deposit made by it in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits.

Section 7.14 Further Assurance by Company. The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 7.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and the Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and the Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(g) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

AVROBIO, INC.

By:
Name:
Title:

[_____]

By:
Name:
Title:

Exhibit A

Rights Agent Fee Schedule

Schedule 1

IP Expense Fund Prioritization

Exhibit 99.1

AVROBIO and Tectonic Therapeutic Announce Merger

Combined company to be Nasdaq-listed, clinical-stage biopharmaceutical company focused on advancing Tectonic’s novel GPCR-targeted therapeutic proteins

$130.7 million in private financing commitments with new and existing leading life sciences investors in connection with merger

Combined company expected to have approximately $165 million in cash and cash equivalents at close to provide cash runway into mid-2027

Funding is expected to advance lead asset TX45, a potential best-in-class Fc-relaxin fusion protein, through multiple clinical data catalysts

Tectonic’s first two programs address indications with high unmet need and no approved therapies

Companies to host joint webcast today, January 30, 2024 at 8:30 a.m. ET

Cambridge, Mass. and Watertown, Mass. (January 30, 2024) – AVROBIO, Inc. (Nasdaq: AVRO) and Tectonic Therapeutic, Inc. (“Tectonic”), a privately-held biotechnology company developing GPCR (G-protein coupled receptor)-targeted therapeutic proteins, co-founded by Timothy A. Springer and Andrew C. Kruse of Harvard Medical School, today announced that the companies have entered into a definitive merger agreement to combine in an all-stock transaction (the “Merger”). Under the terms of the agreement, AVROBIO will acquire 100% of the outstanding equity interests of Tectonic. Upon completion of the Merger, the combined company is expected to operate under the name Tectonic Therapeutic, Inc. and trade on Nasdaq under the ticker symbol “TECX.”

In connection with the Merger, Tectonic has raised or entered into agreements for a $130.7 million private placement with a syndicate of new and existing leading life sciences investors, led by a major mutual fund, TAS Partners, 5AM Ventures, EcoR1 Capital, Polaris Partners, funds and accounts advised by Farallon Capital Management, Vida Ventures, PagsGroup, and other investors. The combined company is expected to have approximately $165 million of cash and cash equivalents at closing, inclusive of the proceeds to be received in the private placement. These proceeds will be used to advance Tectonic’s pipeline through multiple clinical data catalysts and are expected to fund the combined company’s operations into mid-2027. The private placement is expected to close in conjunction with the Merger in the second quarter of 2024.

“We are delighted to merge with AVROBIO at this important time for Tectonic. We are grateful to our investors for their commitment to our mission and to advancing our pipeline of uniquely differentiated molecules. Using biologics to unlock the therapeutic utility of targeting GPCRs which are not optimally drugged by small molecules could result in important advances for patients,” said Alise Reicin, M.D., Chief Executive Officer of Tectonic. “GPCRs are central to human biology and are the target of more than 30% of all currently approved drugs. However, many GPCRs remain unexplored and have proven to be challenging targets for drug development. Our GEODeTM platform makes it possible to discover a broad pipeline of biologics addressing some of the most challenging receptors in the class. This transaction enhances our ability to execute on an efficient plan to advance our clinical-stage and potential best-in-class Fc-relaxin fusion protein, TX45, as well as additional assets in our pipeline. We anticipate multiple clinical catalysts over the next three years.”

“This transaction is the culmination of a comprehensive review of strategic alternatives, and our Board believes that the Merger with Tectonic is in the best interests of our shareholders,” said Erik Ostrowski, interim Chief Executive Officer and Chief Financial Officer of AVROBIO. “Tectonic has unparalleled expertise in the biochemistry and biophysics of GPCRs, and a highly accomplished team poised to advance their rich pipeline of innovative therapies.”

Tectonic’s Portfolio and Platform Overview

Tectonic is developing novel GPCR-targeted therapeutic proteins. The company is prioritizing compelling GPCR targets to address indications that are not currently well-served by small molecule-based approaches. The selectivity and specificity profile of biologics is one of the most important advantages of Tectonic’s approach over traditional small molecule drug discovery. However, most GPCRs have not historically been amenable to standard biologics discovery methods because of the instability and conformational heterogeneity of the GPCRs themselves. Tectonic’s GEODeTM platform was developed to overcome the challenges of GPCR-targeted biologics discovery by combining GPCR biochemistry and receptor engineering strategies, proprietary antibody libraries and screening protocols, and structure-guided protein engineering for therapeutic candidate optimization.

Tectonic’s rich pipeline addresses high-value targets across a range of indications. The first two targets are in indications with no approved therapies:

•

Tectonic’s lead program, TX45, a Fc-relaxin fusion protein, is a potential best-in-class agent derived from its internal protein engineering efforts. TX45 has been optimized with an aim to overcome multiple limitations associated with the natural human hormone to achieve both optimal in vitro (biophysical and developability), and in vivo (pharmacokinetic and pharmacodynamic, or “PK/PD”) properties. Following completion of the ongoing dose escalation safety and PK/PD studies in healthy volunteers, development of TX45 is planned to focus on an area of very high unmet need, Group 2 Pulmonary Hypertension in patients with Heart Failure with preserved Ejection Fraction (HFpEF), which impacts over 600,000 people in the U.S.

•

Preliminary data from the Phase 1a study has demonstrated PK/PD effects for TX-45 that are consistent with a potential best-in-class profile for TX45 and monthly dosing. Additional PK/PD data from the ongoing Phase 1a study are expected in mid-2024. Phase 1b hemodynamic Proof of Concept data is expected in 2025 and Phase 2 randomized data is expected in 2026.

•

Tectonic’s second program addresses Hereditary Hemorrhagic Telangiectasia (HHT), an autosomal dominant disease that causes abnormal blood vessel formation. HHT affects approximately 75,000 patients in the U.S. The target population for development is the 10-20% of patients that are considered to have severe disease because of frequent bleeding, anemia, and in some cases, the need for frequent blood transfusions. Tectonic plans to initiate human studies in this program during the Q4 2025 to Q1 2026 timeframe.

•	Tectonic’s third program is focused on fibrosis, using a bispecific approach to inhibit two different receptors with complementary / non-overlapping modes of action.

About the Proposed Transaction: Financials, Management and Organization

Upon completion of the Merger, pre-Merger AVROBIO shareholders are expected to own approximately 22.3% of the combined company and pre-Merger Tectonic shareholders are expected to own approximately 40.2% of the combined company, and in each case after giving effect to the aforementioned private placement financing. The percentage of the combined company that AVROBIO shareholders will own as of the close of the transaction is subject to adjustment based on the amount of AVROBIO net cash at the closing date, which is currently estimated to be approximately $65 million. Immediately prior to the closing of the Merger, AVROBIO shareholders will be issued contingent value rights representing the right to receive certain payments from proceeds received by the combined company, if any, related to certain pre-transaction assets of AVROBIO.

Following the closing of the Merger, the combined company will be led by Dr. Reicin and other members of the Tectonic management team. AVROBIO will be renamed Tectonic Therapeutic, Inc. and the corporate headquarters will be located in Watertown, Mass. The merger agreement provides that post-merger, one board member from AVROBIO will join the Board of Directors of the combined company.

The Merger has been approved by the Board of Directors of both companies and is expected to close in the second quarter of 2024 subject to customary closing conditions, including the approvals by the shareholders of each company, the closing of the private placement financing and other customary closing conditions.

In connection with the Merger, directors, officers, and certain shareholders of AVROBIO and Tectonic have executed support agreements, pursuant to which they have agreed to vote all of their shares of capital stock in favor of the Merger.

Leerink Partners is serving as exclusive financial advisor to Tectonic and Cooley LLP is serving as legal counsel to Tectonic. Leerink Partners and TD Cowen are acting as joint placement agents to Tectonic in connection with the private placement. Piper Sandler is acting as capital markets advisor to Tectonic. TD Cowen is serving as lead financial advisor, Houlihan Lokey is serving as co-financial advisor, and Goodwin Procter LLP is serving as legal counsel to AVROBIO.

Webcast Presentation

The companies will host a webcast presentation to discuss the proposed transaction today, January 30, at 8:30 a.m. ET. Listeners can register for the webcast via this link. A copy of the slides being presented will be available via AVROBIO’s investor website. Those who plan on participating are advised to join 15 minutes prior to the start time. A replay of the webcast will also be available via AVROBIO’s investor website approximately two hours after the call’s conclusion.

About AVROBIO

AVROBIO is a gene therapy company with a purpose to free people from a lifetime of genetic disease. The company has been focused on developing potentially curative HSC gene therapies to treat patients with rare diseases following a single dose treatment regimen.

About Tectonic Therapeutic

Tectonic Therapeutic, co-founded by Andrew Kruse and Tim Springer of Harvard Medical School, is transforming the discovery of antibodies and other biologic drugs targeting GPCRs to develop novel therapies for patients inadequately served by current treatments. With its proprietary GEODeTM platform, Tectonic aims to unlock the therapeutic utility of some of the most difficult receptors in the class, where small molecule pharmacology may be intractable.

Participants in the Solicitation

AVROBIO, Tectonic, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from AVROBIO’s shareholders with respect to the proposed merger transaction under the rules of the U.S. Securities and Exchange Commission.

Information about the directors and executive officers of AVROBIO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 23, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in a registration statement filed on Form S-4 that will contain a proxy statement (and prospectus and other relevant materials) to be filed with the SEC when they become available. You may obtain free copies of this document as described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication relates to the proposed merger transaction involving AVROBIO and Tectonic (the “Merger”) and may be deemed to be solicitation material in respect of the proposed Merger. In connection with the proposed Merger, AVROBIO will file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that AVROBIO may file with the SEC and/or send to AVROBIO’s shareholders in connection with the proposed Merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AVROBIO ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVROBIO, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by AVROBIO with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by AVROBIO with the SEC will also be available free of charge on AVROBIO’s website at www.avrobio.com, or by contacting AVROBIO’s Investor Relations at https://investors.avrobio.com/.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the Merger; the combined company’s listing on Nasdaq after the closing of the proposed Merger (the “Closing”); expectations regarding the ownership structure of the combined company; the anticipated timing of the Closing; the expected executive officers and directors of the combined company; expectations regarding the structure, timing and completion of the private placement financing, including investment amounts from investors, timing of closing, expected proceeds and impact on ownership structure; each company’s and the combined company’s expected cash position at the Closing and cash runway of the combined company following the Merger and private financing; the future operations of the combined company, including commercialization activities, timing of launch, buildout of commercial infrastructure; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company,; the location of the combined company’s corporate headquarters; anticipated clinical drug development activities and related timelines; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting AVROBIO, Tectonic, the Merger or the private placement financing will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond AVROBIO’s control. AVROBIO’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the Closing are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of AVROBIO and Tectonic to consummate the proposed Merger; (iii) risks related to AVROBIO’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending the Closing; (iv) risks related to the failure or delay in obtaining any required consents necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, AVROBIO stockholders and Tectonic stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of AVROBIO’s common stock relative to the value suggested by the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with Tectonic’s product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these or other product candidates; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates currently being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; and (xiv) the risk that the private placement financing is not consummated upon the Closing. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the U.S. Securities and Exchange Commission (the “SEC”), including the factors described in the section titled “Risk Factors” in AVROBIO’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 23, 2023, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that AVROBIO makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. AVROBIO expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in AVROBIO or Tectonic.

AVROBIO Contacts:

Media:

Ed Trissel / Carly King

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Investor:

Christopher F. Brinzey

Westwicke, an ICR Company

(339) 970-2843

chris.brinzey@westwicke.com

Tectonic Therapeutic Contacts:

Investor:

Christian Cortis, PhD

Tectonic Therapeutic

ccortis@tectonictx.com

(781) 327-2606

Media:

Karen Sharma

MacDougall

ksharma@macdougall.bio

(781) 235-3060

Exhibit 99.2

Transforming the Discovery of Novel GPCR-Targeted Therapies

JANUARY 2024

TECTONIC Therapeutic

AVROBIO

Exhibit 99.2 Transforming the Discovery of Novel GPCR- Targeted Therapies J A N U A R Y 2 0 2 4

DISCLAIMER This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the anticipated timing of closing; each company’s and the combined company’s expected cash position at the closing of the proposed Merger and cash runway of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of TX45; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; the competitive landscape of the combined company; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond AVROBIO's, Tectonic’s or the combined company’s control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain shareholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of AVROBIO and Tectonic to consummate the proposed Merger; (iii) risks related to AVROBIO's ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, AVROBIO shareholders and Tectonic stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of AVROBIO’s common stock relative to the value suggested by the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with Tectonic’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; (xiv) risks associated with AVROBIO’s financial close process; (xv) the risk that the private financing is not consummated, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in filings that AVROBIO makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. AVROBIO, Tectonic and the combined company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. Tectonic obtained the industry, market and competitive position data used throughout this presentation from its own internal estimates and research, as well as from industry and general publications, and research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, Tectonic’s internal research and its industry experience, and are based on assumptions made by Tectonic based on such data and its knowledge of the industry and market, which it believes to be reasonable. In addition, while Tectonic believes the industry, market and competitive position data included in this presentation is reliable and based on reasonable assumptions, Tectonic has not independently verified any third-party information, and all such data involve risks and uncertainties and are subject to change based on various factors. This presentation contains trademarks, services marks, trade names and copyrights of Tectonic and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this presentation is not intended to, and does not imply, a relationship with Tectonic, or an endorsement of sponsorship by Tectonic. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade name.

DISCLAIMER (continued) Participants in the Solicitation This communication relates to the proposed merger transaction involving AVROBIO and Tectonic and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, AVROBIO will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Form S-4”) that contains a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that AVROBIO may file with the SEC and or send to AVROBIO’s shareholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AVROBIO ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVROBIO, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Additional Information and Where to Find It Investors and security holders may obtain free copies of the Form S-4, the Proxy Statement and other documents filed by AVROBIO with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by AVROBIO with the SEC are also available free of charge on AVROBIO’s website at www.avrobio.com. AVROBO, Tectonic, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from AVROBIO's shareholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of AVROBIO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 23, 2023, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are also included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Transforming the Discovery of Novel GPCR-Targeted Therapies

JANUARY 2024

TECTONIC Therapeutic

Transforming the Discovery of Novel GPCR-Targeted Therapies J A N U A R Y 2 0 2 4

5 Merger of Tectonic Therapeutic and AVROBIO • Tectonic Therapeutic, a privately-held biotechnology company focused on discovering and developing GPCR-targeted therapies, intends to merge with AVROBIO, Inc. (Nasdaq: AVRO) OVERVIEW • Supported by the Board of Directors of both companies and subject to stockholder approval and other customary closing conditions • Planned $130.7 million private financing from new and existing leading life sciences investors, together with existing cash from both companies at closing, expected to be TRANSACTION approximately $165 million and provide cash runway into mid-2027 SUMMARY • Expected pro forma ownership is approximately 40% pre-merger Tectonic shareholders, 22% pre-merger AVROBIO shareholders, and 38% purchasers in the private financing • Merger and financing expected to close in Q2 2024 • Existing Tectonic management to lead the combined company MANAGEMENT • Board of Directors of combined company will include one director from the AVROBIO BOD

6 Tectonic Therapeutic – Transforming the Discovery of Novel GPCR-Targeted Therapies, Innovating in Their Development • Validated platform to discover and optimize biologics that target GPCRs • Prioritizing high value GPCR targets, where small molecules are not the right modality • First two assets address indications with no approved therapy 1 2 1. RXFP1 agonist - potential therapy for Group 2 PH in HFpEF ▪ >600,000 Patients in US alone (>20 times PAH) ▪ Initial Phase 1A PK/PD data demonstrated activity and favorable PK with potential for monthly dosing; full data set from this study expected by mid 2024 ▪ Phase 1B hemodynamic proof of concept expected in 2025, randomized Phase 2 data expected in 2026 2. GPCR antagonist antibody addressing hereditary hemorrhagic telangiectasia (HHT) • Team with extensive track record of drug discovery and development success, resulting in 20 first approvals across multiple therapeutic areas • Well capitalized by a syndicate of leading institutional funds • Transaction expected to provide runway into mid-2027 1. Pulmonary Hypertension 2. Heart Failure with Preserved Ejection Fraction

7

Our Team Has Delivered for Patients and Investors

Alise Reicin, M.D.
CEO, Director

Celgene, MERCK, EMD SERONO, Columbia University, Harvard

Christian Cortis, Ph.D.
COO

agenus, SYNTA, GEMIN X, ATV, Booz | Allen | Hamilton, Columbia University

Peter McNamara, Ph.D.
CSO

NOVARTIS, GNF, Penn

Anthony Muslin, M.D.
CDO

NOVARTIS, SANOFI, Washington University in St.Louis School of Medicine, Harvard

Marcella Ruddy, M.D.
CMO

REGENERON, MERCK, Alnylam, Washington University in St.Louis School of Medicine, Harvard

Marc Schwabish, Ph.D.
CBO

Fusion, BAYER, Eisai, LEERINK SWANN, RBS, Harvard

Timothy Springer, Ph.D.
Co-Founder

FOUNDED MULTIPLE SUCCESSFUL COMPANIES

LeukoSite, moderna, MORPHIC, SEISMIC, Scholar Rock

2022 Lasker Award

Andrew Kruse, Ph.D.
Co-Founder

GPCR EXPERT, FORBES "30 under 30"

HARVARD MEDICAL SCHOOL, SEISMIC

Multiple Awards and Fellowships
(Biomedical Research, NIH, Amgen, Sloan Research)

TECTONIC Therapeutic

7 Our Team Has Delivered for Patients and Investors Alise Christian Peter Anthony Marcella Marc Reicin, M.D. Cortis, Ph.D. McNamara, Ph.D. Muslin, M.D. Ruddy, M.D. Schwabish, Ph.D. CEO, Director COO CSO CDO CMO CBO FOUNDED MULTIPLE GPCR EXPERT, SUCCESSFUL COMPANIES FORBES ”30 under 30” Timothy Andrew LeukoSite Springer, Ph.D. Kruse, Ph.D. Co-Founder Co-Founder Multiple Awards and Fellowships 2022 Lasker Award (Biomedical Research, NIH, Amgen, Sloan Research)

8 Biologics Offer Advantages Over Small Molecules in Targeting GPCRs in Multiple Settings ~12% >18%* Approved remain When difficult to drug with small molecules drugs target unexploited Biologic captures complexity of ligand / receptor engagement 100 GPCRs If target site similar to domains of different proteins Biologic minimizes off target binding to improve safety / tolerability Non- 800+ Sensory Orphan GPCRs If use case requires tissue /compartment targeting GPCRs (~20%) Sensory Engineer biologic to target or exclude compartment as needed GPCRs (~50%) When multi-modal action needed Bispecific approach enables dual target engagement ➢ >470 Approved drugs (~33% of all) ➢ >$180B in annual sales ➢ Predominantly small molecules ➢ Address broad range of therapeutic areas ➢ Only 3 are antibodies (*) Hauser, A.S. et al., Cell. 2018 Jan 11; 172(1-2): 41–54.e19. * 18% = 100% - 12% (approved drug targets) – 50% (sensory) – 20% (non-sensory, orphan)

9

GROUP 2 PULMONARY HYPERTENSION (Group 2 PH)

Potential Best-in-Class

RXFP1 Agonist[1]

Supporting clinical data

Blood flow
AVM
Capillaries
Vein

HEREDITARY HEMORRHAGIC TELANGIECTASIA (HHT)

First in Class & Indication

GPCR Antagonist[2] (anti-angiogenic)

Target pathway linked to disease genetics

FIBROSIS

Bi-specific Approach

GPCR Antagonist[2] (anti-fibrotic)

Supporting clinical data for one component of bispecific

TECTONIC Therapeutic

9 Our Unique Pipeline Opportunities are Enabled by Biologic Targeting of GPCRs GROUP 2 PULMONARY HEREDITARY HEMORRHAGIC FIBROSIS HYPERTENSION (Group 2 PH) TELANGIECTASIA (HHT) First in Class & Indication Bi-specific Approach 2 2 Potential Best-in-Class GPCR Antagonist GPCR Antagonist 1 (anti-angiogenic) (anti-fibrotic) RXFP1 Agonist Supporting clinical data Target pathway linked to disease Supporting clinical data for one genetics component of bispecific Scale of POC studies: ~50-200 patients per indication 3-6 months treatment 1. Fusion protein – lead molecule in-licensed from Harvard U., optimized using GEODe platform 2. GPCR targeted mAbs discovered internally using GEODe platform

10

Tectonic Pipeline and Expected Readouts

Program	Stage	Expected Readouts
RXFP1 Agonist (TX45 – Fc-relaxin)	Phase 1a	• Complete PK/PD Data: mid 2024 • Ph 1b hemodynamic proof of concept data: 2025 • Randomized Ph 2 data: 2026
GPCR Antagonist (HHT Program)	Development Candidate Selection	• Start of Ph 1: Q4 2025 / Q1 2026 • Start of randomized studies: ~Q4 2026
GPCR Antagonist (Fibrosis Program)	Discovery	• Develop internally or partner
GPCR Modulators (Undisclosed)	Discovery	• Develop internally or partner

[1]Includes in vivo HHT validation

TECTONIC Therapeutic

10 Post Close Cash to Support Pipeline Progression Into Mid-2027 and Several Key Inflection Points Tectonic Pipeline and Expected Readouts RXFP1 • Complete PK/PD Data: mid 2024 Phase 1a • Ph 1b hemodynamic proof of concept data: 2025 Agonist • Randomized Ph 2 data: 2026 (TX45 – Fc-relaxin) GPCR • Start of Ph 1: Q4 2025 / Q1 2026 Development Antagonist Candidate Selection • Start of randomized studies: ~Q4 2026 (HHT Program) GPCR Discovery • Develop internally or partner Antagonist (Fibrosis Program) GPCR Discovery• Develop internally or partner Modulators (Undisclosed) 1 Includes in vivo HHT validation

GEODe 11

Challenges

PURIFY
target in sufficient quantities to power screening campaign

STABILIZE
receptor in active conformation to enable agonist discovery

GEODe™ Platform Features Designed for Success

1.
Receptor Engineering, and Purification Technology
delivers abundant receptor reagent in native conformation

3.
Protein Engineering
Optimize protein pharmacology
Engineer antigen formats to enable screening for agonists or antagonists as needed

TECTONiC Therapeutic

11 GEODe GEODe Designed to Solve Key Challenges in GPCR Targeted Biologics Discovery GEODe™ Platform Features Challenges Designed for Success RETAIN 1. endogenous GPCR structure to enable Receptor Engineering, and Purification Technology screening against relevant form of receptor delivers abundant receptor reagent in native conformation PURIFY target in sufficient quantities to power screening campaign 2. In-vitro Yeast Display Libraries INDUCE provide high-diversity, without immune editing immune response to human GPCR in animals if immunization strategy is pursued 3. STABILIZE Protein Engineering receptor in active conformation to enable Optimize protein pharmacology Engineer antigen formats to enable screening for agonists or agonist discovery antagonists as needed

TX45: Fc-RELAXIN FUSION PROTEIN RXFP1 agonist with differentiated profile

TX45 13

Pharmacology

AGONIST

Natural Ligand of RXPF1 Receptor

Relaxin upregulated in pregnancy

Resolution (Å)
4 5 6 7 8
Relaxin-2
Ectodomain
Extracellular
Micelle
Intracellular
G proteins + Nb35

Facilitates Gestation

PULMONARY AND SYSTEMIC VASODILATOR

Increases cardiac output to accommodate the increased demand from developing fetus

ANTIFIBROTIC

Prepares musculoskeletal tissues for pregnancy and childbirth

TECTONIC Therapeutic

13 TX45 Hemodynamic and Anti-fibrotic Properties of Relaxin Demonstrated by its Role in Pregnancy Pharmacology Facilitates Gestation AGONIST PULMONARY AND SYSTEMIC VASODILATOR Increases cardiac output to Natural Ligand of RXPF1 accommodate the Receptor increased demand from developing fetus No RXFP1 internalization from relaxin agonism → ANTIFIBROTIC no desensitization with chronic therapy Prepares musculoskeletal tissues for pregnancy and childbirth Relaxin upregulated in Local resolution cryo-EM map of full-length RXFP1–Gs complex BioRxiv: https://doi.org/10.1101/2022.01.22.477343 pregnancy Pharmacologic properties of relaxin hold promise as a potential treatment for cardio- pulmonary and renal disease, but its short half-life has impeded its development

14 TX45 Evidence of Serelaxin’s Safety and Benefit in Acute Heart Failure (AHF) • A meta-analysis of 6 studies and >11,000 patients demonstrated that a 2-day infusion of serelaxin was safe and resulted in a 23% decrease in 5-day worsening heart failure • One of two pivotal studies include in meta-analysis, RELAX-AHF-2, failed to achieve the co- primary endpoints, and we believe that two factors contributed to this outcome – It was ambitious to expect that a two-day infusion of serelaxin, with its short half-life and mechanism of action, would demonstrate clinical benefit at day 5 and, more puzzlingly at 6 months – Operational challenges with patient enrollment may also have had an impact • Limitations of serelaxin's PK inhibited further development, but its clinical performance supports advancement of TX45 whose PK profile permits chronic dosing for chronic diseases such as pulmonary hypertension and heart failure * Teerlink J.R. et al. Eur. J. Heart Fail. 2019; 22: 315-329; patients from RELAX-AHF-JP (N=30 total) not listed in table

TX45 15

Relaxin Fc-fusions **have steep decline in exposure after dosing** (>90%) because of glycocalyx binding due to high pI[1]

TX45 EXHIBITS SUPERIOR PROFILE vs. PARENT COMPOUND AND COMPARATOR[2] MOLECULE[3]
Preclinical Rat Pharmacokinetic Data

Concentration ng/mL
100000
10000
1000
0
20
40
60
80
100
Time (hr)
pI <9, TX-45
pI >9, Comparator
pI >9, TX early

TECTONiC Therapeutic

15 TX45 TX45 is Engineered to Solve a Critical PK Problem Observed with Other Relaxin Molecules TX45 EXHIBITS SUPERIOR PROFILE vs. PARENT COMPOUND 2 3 AND COMPARATOR MOLECULE Preclinical Rat Pharmacokinetic Data Relaxin has very short in vivo half-life Fc-fusion needed to improve PK Relaxin Fc-fusions have steep decline in pI <9, TX-45 exposure after dosing (>90%) because of 1 glycocalyx binding due to high pI pI >9, Comparator pI >9, TX early Engineering TX45 to reduce net positive charge (and lower pI) prevents rapid clearance 1. Isoelectric Point 2. High pI Fc-relaxin fusion protein described in literature 3. Source: Tectonic internal data Concentration

TX45 16

Relative *in vivo* exposure at same dose
1X
10X
Comp
TX45
Relative *in vitro* potency on receptor
10X
1X
Comp
TX45
Expected *in vivo* activity at same dose
10X
10X
Comp
TX45
Observed *in vivo* activity at same dose
1X
10X
Comp
TX45

RABF (% change vs baseline)
45
40
35
30
25
20
15
10
5
0
-5
-10
0
30
60
90
Time (min)
TX45 0.3mpk
TX45 0.03 mpk
Comparator 0.3 mpk
Vehicle

3. Source: Tectonic internal data

TECTONIC Therapeutic

16 TX45 TX45 Reflects Significant Protein Engineering to Optimize Its Pharmacology 1 TX45 results in ~10x greater in vivo potency over comparator molecule than predicted based on PK 2 and in vitro activity – potentially from reduced trapping of drug in glycocalyx, resulting in increased free drug available to activate RXFP1 in tissues Superior efficacy (Renal Blood Flow) in TX45 vs. Relative in Relative in Expected in Observed in 3 High PI Comparator Molecule at Same Dose vivo exposure vitro potency vivo activity at vivo activity at at same dose on receptor same dose same dose 1X 10X 10X 1X 10X 10X 1X 10X TX45 0.3mpk TX45 0.03 mpk Comparator 0.3 mpk Vehicle Comp TX45 Comp TX45 Comp TX45 Comp TX45 2. ~0.03 mpk of TX45 has 1. High pI Fc-relaxin fusion protein described in literature 3. Source: Tectonic internal data similar efficacy as 0.3 mpk of Comparator

TX45 17

✓ **Potential Best-in-Class Relaxin Agonist with Optimized PK**	• Protein engineering has extended pharmacologic half-life to support monthly dosing
✓ **High Unmet Need in Group 2 PH with HFpEF[1]**	• No approved therapy • >600,000 patients in US • High 5-year high mortality
✓ **Mechanism may be Ideal to Address Group 2 PH**	• Pulmonary + systemic vasodilation, cardiac relaxation • Reversal of fibrosis in pulmonary vasculature and heart • Anti-inflammatory
✓ **Supporting Clinical and Pre-clinical Data**	• Hemodynamic benefit in studies of serelaxin in AHF • Clear benefit observed with TX45 in rodent PH and CHF models
✓ **Streamlined Development Strategy**	• No outcome study needed • Enrichment strategy for CpcPH where there is greatest unmet need • Enables potential early launch relative to congestive heart failure
✓ **Potential to Expand Indications**	• Other PH Groups, Heart failure, renal disease

1. Heart Failure with preserved Ejection Fraction

TECTONiC Therapeutic

17 TX45 TX45 – Optimized RXFP1Agonist for Group 2 PH in HFpEF ✓ Potential Best-in-Class Relaxin • Protein engineering has extended pharmacologic half-life to support monthly dosing Agonist with Optimized PK • No approved therapy ✓ High Unmet Need in Group 2 • >600,000 patients in US 1 PH with HFpEF • High 5-year high mortality • Pulmonary + systemic vasodilation, cardiac relaxation ✓ Mechanism may be Ideal to • Reversal of fibrosis in pulmonary vasculature and heart Address Group 2 PH • Anti-inflammatory ✓ Supporting Clinical and Pre-• Hemodynamic benefit in studies of serelaxin in AHF • Clear benefit observed with TX45 in rodent PH and CHF models clinical Data • No outcome study needed ✓ Streamlined Development • Enrichment strategy for CpcPH where there is greatest unmet need Strategy • Enables potential early launch relative to congestive heart failure • Other PH Groups, Heart failure, renal disease ✓ Potential to Expand Indications 1. Heart Failure with preserved Ejection Fraction

TX45 18

Pulmonary Hypertension Consists of 5 Distinct Diseases

Group 1 ("PAH") (~25,000[1])	Group 2 (>600,000[1])	Group 3	Group 4 ("CTEPH")	Group 5 (Misc.)
• Idiopathic • Hereditary • Connective tissue disease-associated • Congenital heart disease-associated • Drug-induced	• **Due to left heart disease (HFpEF, HFrEF) or valvular heart disease** • **CAD, HTN, T2DM[2], high cholesterol are risk factors** • **Two Subtypes: CpcPH / IpcPH**	• Due to lung disease or hypoxia • May be due to COPD, interstitial lung disease (i.e., IPF) or obstructive sleep apnea	• Chronic thrombo-embolic pulmonary hypertension –i.e., as a consequence of blood clots	• Miscellaneous group with causes unclear or multiple underlying factors

Nat. Pul. Hypertension Unit, Ireland

TECTONIC Therapeutic

18 TX45 Pulmonary Hypertension Consists of 5 Distinct Diseases Group 2 PH is of Greatest Interest for TX45’s Initial Indication Group 1 Group 2 Group 4 Group 5 (“PAH”) Group 3 1 (>600,000 ) (“CTEPH”) (Misc.) 1 (~25,000 ) • Idiopathic• Due to left heart • Due to lung disease • Chronic thrombo-• Miscellaneous or hypoxia embolic pulmonary group with causes disease (HFpEF, • Hereditary HFrEF) or valvular hypertension –i.e., unclear or multiple • May be due to heart disease as a consequence underlying factors • Connective tissue COPD, interstitial of blood clots disease-associated 2 • CAD, HTN, T2DM , lung disease (i.e., high cholesterol are IPF) or obstructive • Congenital heart risk factors sleep apnea disease-associated • Two Subtypes: • Drug-induced CpcPH / IpcPH 1. US Prevalence 2. CAD: Coronary Artery Disease, HTN: Hypertension, T2DM: Type 2 Diabetes Mellitus Nat. Pul. Hypertension Unit, Ireland

TX45 19

HFpEF
(Several million pts.)[1,2]
Group 2 PH
(>600K)[3]
IpcPH
(>500K)
CpcPH
(>100K)

IpcPH (**I**solated, **p**ost **c**apillary **PH**)

Increased Left Ventricle Filling Pressures
↓
Increased Pulmonary Venous Pressures
↓
Passive Pressure Backflow
↓
Pulmonary Hypertension

Heart
Normal
HFpEF

CpcPH (**C**ombined, **p**re- and post **c**apillary **PH**)

Chronic PH and/or Other Drivers
↓
Permanent Vascular Changes, e.g. Pulmonary Artery Remodeling
↓
Increased Vascular Resistance
↓
Right Heart Failure

Pulmonary Vasculature
Normal
PAH-like

TECTONIC Therapeutic

19 TX45 Our Focus is on the Group 2 PH Subset of Heart Failure with Preserved EF (HFpEF) Clinical Program Designed to Enable Evaluation of Efficacy in Each Subgroup IpcPH (Isolated, post capillary PH) Heart Increased Left Ventricle Filling Pressures HFpEF Normal Ô HFpEF 1,2 Increased Pulmonary Venous Pressures (Several million pts.) Ô Passive Pressure Backflow Ô Pulmonary Hypertension Group 2 PH 3 (>600K) IpcPH CpcPH CpcPH (Combined, pre- and post capillary PH) (>500K) (>100K) Chronic PH and/or Other Drivers Pulmonary Vasculature Ô Permanent Vascular Changes, e.g. Pulmonary Artery Remodeling Ô Increased Vascular Resistance Ô Normal PAH-like Right Heart Failure 1. US prevalence numbers. Estimates based on data from 2. Kapelios, C. et al., Cardiac Failure Review 2023;9:e14 3. Sera F. et al. Heart 2023;109:626–633

TX45 20

relaxin / RXFP1
(3) TGFβ signaling
α
β
γ
Gs pathway
Go/i pathway
NOS
(2) NO
inflammasome
cAMP
ERK
GC
PKA
MMP2/9
cGMP
pSMAD2/3
PKG
P
P
(1) ET-1
IL-1β, IL-6
Relaxation
Anti-Fibrosis
Relaxation
Anti-Fibrosis
Anti-Inflammatory

Mechanisms Implicated in Group 2 PH

1. Activation of ET-1 pathway(*)
2. Reduced NO pathway activity(*)
3. Activation of TGFβ pathway

(*) Most active in CpcPH subset

Effects of RXFP1 Activation by Relaxin

TECTONIC Therapeutic

20 TX45 Relaxin Multimodal MOA Addresses Pathways Implicated in Group 2 PH Pathophysiology Mechanisms Implicated in Group 2 PH 1 Activation of ET-1 pathway(*) 2 Reduced NO pathway activity(*) Activation of TGFβ pathway 3 (*) Most active in CpcPH subset Effects of RXFP1 Activation by Relaxin ✓ Pulmonary and systemic arterial vasodilation ✓ Favorable remodeling: anti-fibrotic effect in heart and pulmonary vasculature ✓ Anti-inflammatory

21 TX45 Relaxation and Anti-Fibrotic Effects of Relaxin Have Potential for Disease Modification in Group 2 PH • Heart, and vascular dysfunction contribute to disease pathology • Renal dysfunction also present in many of these patients CHARACTERISTICS OF GROUP 2 PH IpcPH CpcPH ANTICIPATED RELAXIN EFFECTS Pulmonary Vasodilation Pulmonary artery narrowing, thickening, ✓ stiffening, fibrotic remodeling Anti-inflammatory, anti-fibrotic Right Ventricular Dysfunction Right ventricular remodeling ✓✓ Peripheral vasodilation, cardiac Thickening and stiffening of Left Ventricle ✓✓ relaxation, left ventricular remodeling Compromised kidney function Improvement in kidney function ✓✓ Balanced vasodilation in pulmonary and peripheral vasculature needed for safety and efficacy

TX45 22

Group 2 PH vs. PAH

US PREVALENCE >> PAH

>600,000[1-3]
IpcPH
(>500K)
CpcPH
(>100K)
<25,000[4]
Group 2 PH
PAH

Multi-$ Billion Market Opportunity

>$4 Billion Market in US Today[5]

5 YEAR SURVIVAL < PAH[6]

23%
45%
50%
cpcPH
IpcPH
PAH
Group 2 PH

NO THERAPEUTIC OPTIONS

Group 2 PH	PAH
No approved therapies ... Limited pipeline *PAH Drugs have failed in Group 2 PH with the exception of PDE5i in CpcPH*	**Multiple drugs/ mechanisms approved** ET1R antagonists PDE5 inhibitors GC stimulators ACTRII-Trap

TECTONIC Therapeutic

22 TX45 Group 2 PH vs. PAH • Significant opportunity for a first-in-indication therapy • Highly motivated physicians and patients 6 US PREVALENCE >> PAH 5 YEAR SURVIVAL < PAH NO THERAPEUTIC OPTIONS 1-3 >600,000 No approved Multiple drugs/ 50% therapies mechanisms 45% approved … ET1R IpcPH Limited antagonists (>500K) pipeline PDE5 inhibitors 23% GC stimulators PAH Drugs have failed in Group 2 ACTRII-Trap PH with the exception of CpcPH 4 <25,000 PDE5i in CpcPH (>100K) cpcPH IpcPH PAH Group 2 PH PAH PAH Group 2 PH Group 2 PH Multi-$ Billion Market >$4 Billion Market in 5 Opportunity US Today 1. US prevalence numbers. Estimates based on data from 2. Kapelios, C. et al., Cardiac Failure Review 2023;9:e14 3. Sera F. et al. Heart 2023;109:626–633 4. www.pahinitiative.com 5. GlobalData 6. https://doi.org/10.1371/journal.pone.0199164.g003

TX45 23

relaxin / RXFP1
(3) TGFβ signaling
α
β
γ
PDE5i Effects
Gs pathway
Go/i pathway
inflammasome
(2) NO
NOS
cAMP
ERK
GC
PKA
MMP2/9
cGMP
pSMAD2/3
PKG
IL-1β, IL-6
(1) ET-1
P
P
Relaxation
Anti-Fibrosis
Relaxation
Anti-Fibrosis
Anti-Inflammatory

PDE5 inhibitors demonstrated efficacy across 3 studies [1-3] including:

TECTONiC Therapeutic

23 TX45 PDE5 Inhibitors Affect Only One of Several Pathways Addressed by Relaxin PDE5 inhibitors demonstrated (1-3) efficacy across 3 studies including: ✓Reduction in PVR ✓Improvement in exercise capacity PDE5i Effects ✓Decrease in heart failure hospitalizations TX45 anticipated to be effective in both Cpc-PH and Ipc-PH because it targets additional anti-fibrotic and anti-inflammatory mechanisms on top of activation of the NO pathway 1. Guazzi et al. 2011 2. Belyavskiy et al. 2020 3. Kramer et al. 2019

24 TX45 Relaxin Improves Hemodynamics in Heart Failure Balanced pulmonary and peripheral vasodilation, and increased cardiac output relevant to Group 2 PH p<0.0001 • Above: serelaxin infusion for 20hrs in Acute Heart Failure patients with elevated pulmonary artery pressure (PAP) rapidly * lowered mPAP, pulmonary vascular resistance (PVR), systemic vascular resistance (SVR) and improved renal function • Not shown: serelaxin also improved additional hemodynamic parameters including pulmonary capillary wedge pressure (PCWP), right atrial pressures (RAP) and cardiac index (CI) ** • In a similar study in patients with chronic CHF, a reduction in PCWP and an increase in cardiac output was demonstrated * Ponikowski P. et al. Eur. Heart J. 2014, **Dschietzig T. et. Al. Ann NY Acad Sci 2009

TX45 25

TX45 Development Program Overview

Planned readouts in mid-2024, 2H 2025, 2026

	2024	2025	2026
Phase 1A **Safety, tolerability, PK/PD**	**Healthy Volunteers (ongoing)**		
Phase 1B **RHC study to establish hemodynamic proof of concept**		**Group 2 PH with HFpEF**	
Phase 2 **Randomized, 6-month study**			**Group 2 PH with HFpEF (enriched for CpcPH)**

Phase 1A readout – Mid-2024
- Safety
- PK
- PD (Renal Blood Flow)

Phase 1B readout – 2025
- mPAP
- PVR
- CO

Phase 2 readout – 2026
- Primary: PVR
- Secondary: mPAP, 6MWT

TECTONiC Therapeutic

25 TX45 TX45 Development Program Overview Planned readouts in mid-2024, 2H 2025, 2026 2024 2026 2025 Mid-2024 Phase 1A Healthy • Safety Safety, Volunteers • PK tolerability, (ongoing) • PD (Renal Blood Flow) PK/PD Phase 1B 2025 Group 2 PH • mPAP RHC study to establish with HFpEF• PVR hemodynamic proof of • CO concept 2026 Phase 2 Group 2 PH with HFpEF • Primary: PVR Randomized, 6-month (enriched for CpcPH) • Secondary: mPAP, 6MWT study RHC: Right Heart Catheter mPAP: Mean Pulmonary Arterial Pressure PVR: Pulmonary Vascular Resistance CO: Cardiac Output 6MTW: 6-Minute Walk Test

Preliminary PK/PD Analysis After TX45 Administration in Healthy Volunteers January 2024

TX45 27

TX45 SAD Dose Escalation Plan

Cohort A
0.3 mg/kg IV
RPF Days 2,8, 15
Cohort B
1.0 mg/kg IV
RPF Days 2,8, 15
DATA pending
Cohort C
150 mg SC
RPF Days 2,8, 15
Cohort D
3.0 mg/kg IV
RPF Days 2,8, 15, 29
Cohort E
300 mg SC
RPF Days 2,15, 29
Cohort F
10 mg/kg IV
RPF Days 15,29
Cohort G
600 mg SC
RPF Days 2, 15, 29

RPF= Renal Plasma Flow
*Cohorts F and G are optional

1. As of Jan 18, 2024

PROPRIETARY AND CONFIDENTIAL TECTONIC Therapeutic

27 TX45 1 Summary of preliminary data from TX45 SAD study Cohort A (0.3 mg/kg IV) and Cohort C (150 mg SC) • Well tolerated with minimal adverse events, TX45 SAD Dose Escalation Plan no drug-related SAEs • Pharmacokinetics – Low intersubject variability in serum concentrations (≤ 20%) – No evidence of immune mediated clearance • Pharmacodynamics from 0.3 mg/kg cohort (lowest dose) – ~38% increase in renal plasma flow on Day 2 post dose persisting at least until Day 8 post dose *Cohorts F and G are optional – Consistent with serelaxin’s effect – Meets “go criteria” Based on preliminary data, we anticipate Q4W dosing at optimal SC dose 1. As of Jan 18, 2024 P R O P R I E T A R Y A N D C O N F I D E N T I A L

TX45 28

PK in humans predicted from NHP data
TX00045 (µg/mL)
100
10
1
0.1
0
7
14
21
28
35
42
49
56
Time (Days)

Day 2
Day 8
% Baseline RPF
200
150
100
50
0
PBO[1]
TX45
PBO
TX45

1. Placebo

TECTONIC Therapeutic

28 TX45 Phase 1A Study Preliminary Single Dose TX45 PK/PD Data (0.3 mg/kg) TX45 Serum Concentrations from Phase 1A Subjects Renal Plasma Flow in Phase 1A Subjects Cohort A 0.3 mg/kg IV TX45 Dosed on Day 1 - Cohort A 0.3 mg/kg IV 0.3 15 m0 mg g/kg IV SC PK in humans 100.0 100 Predicted predicted from NHP data Day 2 Day 8 10.0 10 1.0 1 0.1 0.1 0 7 14 0 7 14 21 28 35 42 49 56 Tim Tim e (D e ay (Day s) s) 1 PBO TX45 PBO TX45 1. Placebo TX00045 (µg/mL) TX00045 (µg/mL)

TX45 29

150 mg SC q4w
Target (1.7 µg/mL)
Target (0.6 µg/mL)
1 Mo
TX00045 (µg/mL)
0
2
4
6
8
10
12
14
16
0 4 8 12 16 20 24 28 32 36 40 44 48 52 56
Time (weeks)

Model assumptions

- Steady state terminal $t_{1/2,}$ similar for IV and SC
- **Terminal $t_{1/2}$ of 16.7 days**, observed in 0.3mg/kg IV cohort is maintained in additional cohorts

TECTONIC Therapeutic

29 TX45 PK Modeling based on Preliminary Data Suggests TX45 Can be Given Monthly 150 mg SC q4w Target (1.7 μg/mL) 1 Mo Target (0.6 μg/mL) 16• A model was constructed using observed data from both 0.3 mg/kg IV and 150 mg SC cohorts to predict 14 trough concentrations of 150 mg SC Q4W • Terminal t is based on 0.3 mg/kg IV cohort as data 1/2 12 beyond 14 days from 150 mg SC cohort was not available for accurate half life determination 10 Model assumptions 8 150 mg SC q4w Target (0.6 µg/mL) ▪ Steady state terminal t similar for IV and SC 1/2, Target (1.7 µg/mL) 6▪ Terminal t of 16.7 days, observed in 0.3mg/kg IV cohort is 1/2 maintained in additional cohorts 4 2 Target Exposure Range Predicted to Provide Maximal Efficacy based on Preclinical Models 0 0 4 8 12 16 20 24 28 32 36 40 44 48 52 56 Time (weeks) TX00045 (µg/mL)

TX45 30

Company	Format	Formulation	Expected Dosing Frequency
Tectonic Therapeutic	Fc-Fusion *Engineered for optimal PK, biodistribution, high [C] formulation*	SubQ *High [C] achievable*	Q4 Weeks
AstraZeneca	Fc-Fusion	SubQ	Q2 Weeks
Lilly	h-Albumin-mAb-Fusion	SubQ *Injection site reactions*	Q Weekly

TECTONIC Therapeutic

30 TX45 Significant Pharma Interest in Relaxin Tectonic has Potential Best-in-Class Molecule Expected Dosing Company Format Formulation Frequency Fc-Fusion SubQ Engineered for optimal PK, Q4 Weeks biodistribution, high [C] High [C] achievable formulation Fc-Fusion SubQ Q2 Weeks SubQ h-Albumin-mAb-Fusion Q Weekly Injection site reactions

31 Summary

32

TECTONiC Therapeutic

Uniquely Positioned to Deliver on Value Creating Milestones

Pipeline of Uniquely Differentiated Assets

Multiple Inflection Points 2024, 2025, 2026

Address important clinical problems, underserved patient populations

Accomplished Team World-leader Founders

20 1st Approvals

>$50 Billion in Annual Sales

Leadership with Proven Track Record

Strong Balance Sheet Anticipated Post Transaction

~$165 Million

>3 Year Runway

Well positioned to execute

TECTONiC Therapeutic

32 Uniquely Positioned to Deliver on Value Creating Milestones Strong Balance Sheet Accomplished Team Pipeline of Uniquely Anticipated Post World-leader Founders Differentiated Assets Transaction st ~$165 Million 20 1 Approvals Multiple Inflection Points >3 Year Runway >$50 Billion in Annual Sales 2024, 2025, 2026 Address important clinical Leadership with Well positioned problems, underserved Proven Track Record to execute patient populations

Transforming the Discovery of Novel GPCR-Targeted Therapies J A N U A R Y 2 0 2 4